ARS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-09240

Transcontinental Realty Investors, Inc.
(Exact name of registrant as specified in its charter)

Nevada	**94-6565852**
(State or other jurisdiction of Incorporation or organization)	**(IRS Employer Identification Number)**
1800 Valley View Lane, Suite 300, Dallas, Texas	**75234**
(Address of principal executive offices)	**(Zip Code)**

(469) 522-4200
Registrant's Telephone Number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	**Accelerated filer** ☐
Non-accelerated filer ☒ **(Do not check if smaller reporting company)**	**Smaller Reporting Company** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price at which the common equity was last sold which was the sales price of the Common Stock on the New York Stock Exchange as of June 30, 2008 (the last business day of the Registrant's most recently completed second fiscal quarter) was $16,812,098 based upon a total of 1,139,031 shares held as of June 30, 2008 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 5, 2009, there were 8,113,669 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. Commission File No. 001-14784

Consolidated Financial Statements of American Realty Investors, Inc. Commission File No. 001-15663

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate", "plan", "intend", "expect", "anticipate", "believe", and similar expressions are intended to identify forward-looking statements. The forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described under Part I, Item 1A. "Risk Factors".

PART I

ITEM 1. *BUSINESS*

General

As used herein, the terms "we", "us", "our", "the Company" or "TCI" refer to Transcontinental Realty Investors, Inc. a Nevada corporation. TCI is the successor to a California business trust that was organized on September 6, 1983 and commenced operations on January 31, 1984. On November 30, 1999, TCI acquired all of the outstanding shares of beneficial interest of Continental Mortgage and Equity Trust ("CMET"), a real estate company, in a tax-free exchange of shares, issuing 1,181 shares of its Common Stock for each outstanding CMET share. Prior to January 1, 2000, TCI elected to be treated as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). During the third quarter of 2000, due to a concentration of ownership TCI no longer met the requirement for tax treatment as a REIT. Effective March 31, 2003, TCI financial results were consolidated in the American Realty Investors, Inc. ("ARL") Form 10-K and related consolidated financial statements. As of December 31, 2008, ARL through subsidiaries owned 82.8% of the outstanding TCI common shares.

TCI's Board of Directors represents the Company's shareholders and is responsible for directing the overall affairs of TCI and for setting the strategic policies that guide the Company. The Board of Directors has delegated the day-to-day management of the Company to Prime Income Asset Management, LLC ("Prime") under a written advisory agreement that is reviewed annually by TCI's Board of Directors.

TCI's contractual advisor is Prime Income Asset Management, LLC, a Nevada limited liability Company ("Prime") the sole member of which is Prime Income Asset Management, Inc. a Nevada corporation ("PIAMI"). PIAMI is owned by Realty Advisors, Inc. (80%) and Syntek West, Inc. ("SWI") (20%). SWI is owned by Gene E. Phillips, Realty Advisors, Inc. is owned by a trust for the benefit of the children of Gene E. Phillips (the "Trust"), Gene E. Phillips is an officer and director of SWI and serves as a representative of the Trust. While Mr. Phillips is not an officer or director of TCI, he does periodically consult with the executive officers and directors of TCI rendering advice and input with respect to investment decisions affecting TCI.

Prime's duties include but are not limited to locating, evaluating and recommending real estate and real estate-related investment opportunities. Prime also arranges, for TCI's benefit, debt and equity financing with third party lenders and investors. Prime is compensated by TCI under an advisory agreement that is more fully described in Part III, Item 10, "Directors, Executive Officers and Corporate Governance".

Prime also serves as advisor to American Realty Investors, Inc. (ARL). The directors of TCI are also directors of ARL. Certain officers of TCI also serve as officers of ARL, Basic Capital Management (BCM) and Prime. As of December 31, 2008, TCI owns 24.9% of Income Opportunity Realty Investors, Inc. ("IOT") outstanding shares of common stock. ARL owns 82.8% of the outstanding shares of TCI's common stock.

For more than the past three years, Triad Realty Services, LP. ("Triad") an affiliate of Prime has provided property management services to TCI. Triad subcontracts with other entities for the provision of property-level management services to TCI. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings, LLC ("HRSHLLC"). Triad subcontracts the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), which is owned by HRSHLLC. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis I is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. Regis Hotel I, LLC, manages our hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance".

TCI has no employees. Employees of Prime render services to TCI in accordance with the terms of the Advisory Agreement.

Our primary business is the acquisition, development and ownership of income-producing residential, hotel and commercial real estate properties. In addition, we opportunistically acquire land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents; leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies; leasing trade show and exhibit space to temporary as well as long-term tenants; and renting hotel rooms to guests. We also generate revenues from gains on sales of income-producing properties and land. At December 31, 2008, our income-producing properties consisted of:

- 30 commercial properties consisting of; 18 office buildings, 8 industrial properties, 4 retail properties, comprising in aggregate almost 5.2 million square feet; and
- 53 residential apartment communities comprising almost 10,650 units.

The following table sets forth the location of our real estate (income-producing properties only) by asset type as of December 31, 2008:

	Apartments		Commercial	
Location	**No.**	**Units**	**No.**	**SF**
Greater Dallas-Ft Worth, TX	17	3,680	15	2,838,715
Greater Houston, TX	8	2,272		
Midland-Odessa, TX	3	629		
San Antonio, TX	3	852	1	101,500
Tyler, TX	7	1,317		
Other Texas	1	260		
Mississippi	6	328		
Arkansas	4	580		
Tennessee	3	532		
Florida			1	6,722
New Orleans, LA			6	1,369,388
Indianapolis			1	220,461
Oklahoma			1	225,566
Michigan			1	179,741
Other	1	200	4	270,671
Total	**53**	**10,650**	**30**	**5,212,764**

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable-rate construction loans that are refinanced with the proceeds of long-term, fixed-rate amortizing mortgages when the development has been completed and occupancy has been stabilized. When we sell properties, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable, secured by the property being sold. We may also from time to time enter into partnerships or joint ventures with various investors to acquire land or income-producing properties or to sell interests in certain of our properties.

We partner with various third-party development companies to construct residential apartment communities. The third-party developer typically holds a general partner as well as a limited partner interest in a limited partnership formed for the purpose of building a single property while we generally take a limited partner interest in the limited partnership. We may contribute land to the partnership as part of our equity contribution or we may contribute the necessary funds to the partnership to acquire the land. We are required to fund all required equity contributions while the third-party developer is responsible for obtaining construction financing, hiring and a general contractor and for the overall management, successful completion and delivery of the project. We generally bear all the economic risks and rewards of ownership in these partnerships and therefore include these partnerships in our consolidated financial statements. The third-party developer is paid a developer fee typically equal to a percentage of the construction costs. When the project reaches stabilized occupancy, we acquire the third-party developer's partnership interests in exchange for any remaining unpaid developer fees.

At December 31, 2008, our apartment projects in development included (dollars in thousands):

Property	Location	No. of Units	Costs to Date	Total Projected Costs
Savoy of Garland	Garland, TX	144	$ 2,382	$11,380
Dorado Ranch	Odessa, TX	224	17,081	19,137
Mansions of Mansfield	Mansfield, TX	208	16,870	18,687
Northside on Travis	Sherman, TX	200	15,184	16,999
Sugar Mill	Baton Rouge, LA	160	4,678	13,199
Total		936	$56,195	$79,402

TCI has formed a number of joint ventures with Icon Partners, LLC ("Icon") to develop various residential, commercial and mixed-use projects. TCI typically owns 75% of these joint ventures, arranges for and guarantees all debt financing and provides all required equity capital. The terms of the joint ventures also allow our subsidiary to receive its cumulative investment plus a preferred return before Icon receives any equity distribution. Icon provides various development and project management services to the joint ventures and is paid monthly developer fees for those services. We include these joint ventures in the Company's consolidated financial statements.

We have made substantial investments in a number of large tracts of undeveloped and partially developed land and intend to a) continue to improve these tracts of land for our own development purposes or b) make the improvements necessary to ready the land for sale to other developers.

At December 31, 2008, our investments in undeveloped and partially developed land consisted of the following (dollars in thousands):

Property	Location	Date(s) Acquired	Acres	Cost	Primary Intended Use
Circle C Ranch	Austin, TX	2006	1,092	$ 44,622	Single-family residential
Dallas North Tollway	Dallas, TX	2006	17	16,005	Commercial
Jackson Convention Center	Jackson, MS	2007-2008	2	10,826	Mixed use
Kaufman County	Dallas, TX	2000-2008	2,824	11,620	Single-family residential
Las Colinas Multi-Tracts	Dallas, TX	1995-2006	278	41,323	Commercial
Mandahl Bay	St. Thomas, USVI	2005-2008	91	15,845	Single-family residential
McKinney Multi-Tracts	Dallas, TX	1997-2008	211	25,899	Mixed use
Mercer Crossing	Dallas, TX	1996-2008	303	68,641	Mixed use
Pioneer Crossing	Austin, TX	1997-2005	56	4,148	Multi-family residential
Travis Ranch	Dallas, TX	2008	832	18,661	Multi-family residential
Valley Ranch	Dallas, TX	2004	27	5,826	Commercial
Waco Multi-Tracts	Waco, TX	2005-2006	502	4,911	Single-family residential
Windmill Farms	Dallas, TX	2008	246	6,660	Single-family residential
Woodmont Multi-Tracts	Dallas, TX	2006-2008	71	83,582	Mixed use
Subtotal			6,552	358,569	
Other land holdings	Various	1990-2008	757	59,449	Various
Total land holdings			7,309	$418,018	

In addition, we have a 24.9% interest in Income Opportunity Realty Investors, Inc. ("IOT"), a publicly held real estate company, and various other interests in real estate entities including joint ventures. We use the equity method to account for these investments unless we consider them to qualify as variable interest entities (VIEs) in which case they are fully consolidated.

Transactions during 2008

Significant Real Estate Acquisitions/Dispositions and Financings

The highlights of the twelve months ended December 31, 2008 included the following:

On January 15, 2008, we purchased 4.0 acres of land in Dallas, Texas known as Woodmont TCI XIV, LP land for $6.4 million. We financed the transaction with $1.9 million cash, a new mortgage of $4.1 million with a commercial lender and accrued $400,000 in commissions payable and other closing costs. The mortgage is secured by the property and accrues interest at Prime plus 0.75%.

On January 25, 2008, we sold 14 apartment complexes in a single transaction for an aggregate sales price of $89.9 million and recorded a gain on sale of $65.5 million. We received cash of $25.8 million after paying off existing mortgages of $56.6 million, and $7.5 million in commissions and other closing costs.

The properties consisted of:

Forty-Four Hundred Apartments, a 92-unit complex in Midland, Texas;

Arbor Pointe, a 194-unit complex in Odessa, Texas;

Ashton Way, a 178-unit complex in Midland, Texas;

Autumn Chase, a 94-unit complex in Midland, Texas;

Courtyard Apartments, a 133-unit complex in Midland, Texas;

Coventry Point, a 120-unit complex in Midland, Texas;

Fairway, a 152-unit complex in Longview, Texas;

Fountains at Waterford, a 172-unit complex in Midland, Texas;

Hunters Glen, a 260-unit complex in Midland, Texas;

Southgate, a 180-unit complex in Odessa, Texas;

Sunchase, a 300-unit complex in Odessa, Texas;

Thornwood, a 109-unit complex in Midland, Texas;

Westwood, a 79-unit complex in Odessa, Texas; and

Woodview, a 232-unit complex in Odessa, Texas.

On January 31, 2008, we sold the Lexington office building, a 75,000 square foot commercial building located in Colorado Springs, Colorado for $5.4 million. We received cash of $1.6 million after paying off the existing mortgage of $3.5 million and $300,000 in closing costs. We recorded a $700,000 gain on sale.

On February 6, 2008, we sold the Fairway View Apartments, a 264-unit complex located in El Paso, Texas for $10.3 million recording a gain on sale of $6.0 million. We received $4.8 million in cash after paying off the existing mortgage of $5.3 million and closing costs.

On February 14, 2008, we sold three hotels located in Chicago, Illinois in a single transaction for $30.0 million recording a gain on sale of $18.4 million. We received cash of $9.8 million after paying off existing mortgages of $18.5 million and closing costs. The properties consisted of:

City Suites Hotel, a 45-room hotel;

Majestic Hotel, a 55-room hotel; and

Willows Hotel, a 52-room hotel.

On March 28, 2008, we sold all of our shares in S.P. Zoo (a Polish Corporation) for $11.8 million. The sale of the shares represented our 66.67% interest in the Radisson-SAS Hotel Akademia, a 161-room hotel located in Wroclaw, Poland. We received cash of $11.8 million upon sale of our shares and recorded a gain on sale of $7.7 million.

On April 2, 2008, we acquired the Bridgewood Ranch apartments, a 106-unit complex located in Kaufman, Texas for $7.6 million. We financed the purchase with a new mortgage (secured by the property) of $5.1 million, cash of $1.3 million, and $1.2 million in liabilities. The mortgage accrues interest at the higher rate of 6.75% or Prime plus 0.25% and matures in March 31, 2019.

On April 16, 2008, we acquired the Quail Hollow apartments, a 200-unit complex located in Holland, Ohio for $14.1 million. We financed the purchase with a new mortgage (secured by the property) of $11.5 million, cash of $77,000, and $2.6 million in liabilities. The mortgage accrues interest at 7.00% and matures in October 2011.

On June 10, 2008, we sold 20.6 acres of undeveloped land located in Irving, Texas for $7.2 million, recording a $1.9 million gain on sale. We received $2.0 million in cash and provided $2.2 million in seller financing, after paying down $2.9 million in existing debt, and incurring $100,000 in closing costs.

On June 26, 2008, we purchased the Stanford Centre, a 274,684 square foot commercial building located in Dallas, Texas including 3.1 acres of land, for $38.8 million. We financed the transaction with $11.5 million in cash and a $26.1 million mortgage from a commercial bank. In addition, we incurred $1.2 million in accruals and credits at closing. The note accrues interest at LIBOR plus 3.75% and matures on July 1, 2011.

On July 23, 2008, we purchased 24.1 acres of land known as Las Colinas land located in Irving, Texas for $6.7 million. We financed the transaction with $2.2 million in cash and a $4.5 million mortgage secured by the property. The note accrues interest at Prime plus 4.00% and matures on July 23, 2010.

On July 23, 2008, we purchased 246.0 acres of land known as Windmill Farms Harlan land located in Kaufman County, Texas for $6.8 million. We financed the transaction with $1.3 million cash and seller financing of $5.5 million. The note accrues interest at 2.00% for the first year, 4.00% for the second year and 6.00% for the third year and each year thereafter and matures on July 23, 2013.

On August 12, 2008, we purchased 833.4 acres of land in Forney, Texas known as Travis Ranch land for $18.7 million. We financed the transaction with $2.2 million cash, a $5.8 million loan with a commercial lender and a $7.5 million loan provided by the seller. In addition, we accrued $3.2 million in commissions and closing costs. The commercial note and seller financing both accrue interest at 5.00% and are due upon demand.

On October 10, 2008, we obtained a new $ 8.5 million loan with a commercial lender which was collateralized by the property known as Travis Ranch land. The proceeds were used to pay off the existing $5.8 million loan on Travis Ranch land and to reduce the seller financed loan by $2.7 million. The new loan accrues interest at 17% and is payable on maturity, April 9, 2009.

On October 15, 2008, we sold the Mountain Plaza apartments, a 188-unit complex, located in El Paso, Texas for $7.9 million. We received $1.1 million in cash, after providing seller financing of $1.9 million. The buyer assumed the existing mortgage of $4.9 million secured by the property.

On December 17, 2008, we refinanced the existing mortgage on 22 acres of land known as Hines land for a new mortgage of $5.0 million receiving $2.6 million in cash after paying down the existing debt of $2.0 million and $400,000 in closing costs. The note accrues interest at 17.0%, and is payable on maturity, June 17, 2009, at which time all accrued and unpaid interest and principal is due.

Business Plan and Investment Policy

Our business objective is to maximize long-term value for our stockholders by investing in commercial real estate through the acquisition, development and ownership of apartments, commercial properties, hotels, and land. We intend to achieve this objective through acquiring and developing properties in multiple markets and operating as an industry-leading landlord. We believe this objective will provide the benefits of enhanced investment opportunities, economies of scale and risk diversification, both in terms of geographic market and real estate product type. We believe our objective will also result in continuing access to favorably priced debt and equity capital. In pursuing our business objective, we seek to achieve a combination of internal and external growth while maintaining a strong balance sheet and employing a strategy of financial flexibility. We maximize the value of our apartments and commercial properties by maintaining high occupancy levels while charging competitive rental rates, controlling costs and focusing on tenant retention. We also pursue attractive development opportunities either directly or in partnership with other investors.

For our portfolio of commercial properties, we generate increased operating cash flow through annual contractual increases in rental rates under existing leases. We also seek to identify best practices within our industry and across our business units in order to enhance cost savings and gain operating efficiencies. We employ capital improvement and preventive maintenance programs specifically designed to reduce operating costs and increase the long-term value of our real estate investments.

We seek to acquire properties consistent with our business objectives and strategies. We execute our acquisition strategy by purchasing properties which management believes will create stockholder value over the long-term. We will also sell properties when management believes value has been maximized or when a property is no longer considered an investment to be held long-term.

We are continuously in various stages of discussions and negotiations with respect to development, acquisition, and disposition projects. The consummation of any current or future development, acquisition, or disposition, if any, and the pace at which any may be completed cannot be assured or predicted.

Substantially all of our properties are owned by subsidiary companies, many of which are single-asset entities. This ownership structure permits greater access to financing for individual properties and permits flexibility in negotiating a sale of either the asset or the equity interests in the entity owning the asset. From time-to-time, our subsidiaries have invested in joint ventures with other investors, creating the possibility of risks that do not exist with properties solely owned by an ARL subsidiary. In those instances where other investors are involved, those other investors may have business, economic, or other objectives that are inconsistent with our objectives, which may in turn, require us to make investment decisions different from those if we were the sole owner.

Real estate generally cannot be sold quickly. We may not be able to promptly dispose of properties in response to economic or other conditions. To offset this challenge, selective dispositions have been a part of our strategy to maintain an efficient investment portfolio and to provide additional sources of capital. We finance acquisitions through non-recourse mortgages, internally generated funds, and, to a lesser extent, property sales. Those sources provide the bulk of funds for future acquisitions. We may purchase properties by assuming existing loans secured by the acquired property. When properties are acquired in such a manner, we customarily seek to refinance the asset in order to properly leverage the asset in a manner consistent with our investment objectives.

Our businesses are not generally seasonal with regard to real estate investments. Our investment strategy seeks both current income and capital appreciation. Our plan of operation is to continue, to the extent our liquidity permits, to make equity investments in income-producing real estate such as hotels, apartments, and commercial properties. We may also invest in the debt or equity securities of real estate-related entities. We intend to pursue higher risk, higher reward investments, such as improved and unimproved land where we can obtain reasonably-priced financing for substantially all of a property's purchase price. We intend to continue the development of apartment properties in selected markets in Texas and in other locations where we believe adequate levels of demand exist. We intend to pursue sales opportunities for properties in stabilized real estate markets where we believe our properties' value has been maximized. We also intend to be an opportunistic seller of properties in markets where demand exceeds current supply. Although we no longer actively seek to fund or purchase mortgage loans, we may, in selected instances, originate mortgage loans or we may provide purchase money financing in conjunction with a property sale.

Our Board of Directors has broad authority under our governing documents to make all types of investments, and we may devote available resources to particular investments or types of investments without restriction on the amount or percentage of assets that may be allocated to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that may be acquired. Investment objectives and policies may be changed at any time by the Board without stockholder approval.

The specific composition from time-to-time of our real estate portfolio owned by TCI directly and through our subsidiaries depends largely on the judgment of management to changing investment opportunities and the level of risk associated with specific investments or types of investments. We intend to maintain a real estate portfolio that is diversified by both location and type of property.

Competition

The real estate business is highly competitive and TCI competes with numerous companies engaged in real estate activities (including certain entities described in Part III, Item 13 "Certain Relationships and Related Transactions, and Director Independence"), some of which have greater financial resources than TCI. We believe that success against such competition is dependent upon the geographic location of a property, the performance of property-level managers in areas such as leasing and marketing, collection of rents and control of operating expenses, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors include ease of access to a property, the adequacy of related facilities such as parking and other amenities, and sensitivity to market conditions in determining rent levels. With respect to apartments, competition is also based upon the design and mix of the units and the ability to provide a community atmosphere for the residents. With respect to hotels, competition is also based upon the market served, i.e., transient, commercial, or group users. We believe that beyond general economic circumstances and trends, the degree to which properties are renovated or new properties are developed in the competing submarket are also competitive factors. See also Part I, Item1A. “Risk Factors”.

To the extent that TCI seeks to sell any of its properties, the sales prices for the properties may be affected by competition from other real estate owners and financial institutions also attempting to sell properties in areas where TCI’s properties are located, as well as aggressive buyers attempting to dominate or penetrate a particular market.

As described above and in Part III, Item 13. “Certain Relationships and Related Transactions, and Director Independence”, the officers and directors of TCI serve as officers and directors of ARL, the officers of TCI serve as the officers of IOT and one director of TCI is also a director of IOT. Both ARL and IOT have business objectives similar to TCI’s. TCI’s officers and directors owe fiduciary duties to both IOT and ARL as well as to TCI under applicable law. In determining whether a particular investment opportunity will be allocated to TCI, IOT, or ARL, management considers the respective investment objectives of each Company and the appropriateness of a particular investment in light of each Company’s existing real estate and mortgage notes receivable portfolio. To the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity may be allocated to the entity which has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among all three or two of the entities.

In addition, as described in Part III, Item 13. “Certain Relationships and Related Transactions, and Director Independence”, TCI competes with affiliates of Prime having similar investment objectives related to the acquisition, development, disposition, leasing and financing of real estate and real estate-related investments. In resolving any potential conflicts of interest which may arise, Prime has informed TCI that it intends to exercise its best judgment as to what is fair and reasonable under the circumstances in accordance with applicable law.

We have historically engaged in and will continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions revolving related parties cannot be presumed to be carried out on an arm’s length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

Available Information

TCI maintains an internet site at *http://www.transconrealty-invest.com*. TCI has available through its website free of charge Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, the Company has posted the charters for our Audit Committee, Compensation Committee and Governance and Nominating Committee, as well as our Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence and other information on the website. These charters and principles are not incorporated in this Report by reference. TCI will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common stockholders.

ITEM 1A. *RISK FACTORS*

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this Report before trading our securities.

Risk Factors Related to our Business

Adverse events concerning our existing tenants or negative market conditions affecting our existing tenants could have an adverse impact on our ability to attract new tenants, release space, collect rent or renew leases, and thus could adversely affect cash flow from operations and inhibit growth.

Cash flow from operations depends in part on the ability to lease space to tenants on economically favorable terms. We could be adversely affected by various facts and events over which the Company has limited or no control, such as:

- lack of demand for space in areas where the properties are located;
- inability to retain existing tenants and attract new tenants;
- oversupply of or reduced demand for space and changes in market rental rates;
- defaults by tenants or failure to pay rent on a timely basis;
- the need to periodically renovate and repair marketable space;
- physical damage to properties;
- economic or physical decline of the areas where properties are located; and
- potential risk of functional obsolescence of properties over time.

At any time, any tenant may experience a downturn in its business that may weaken its financial condition. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due, could result in the termination of the tenant's lease and material losses to the Company.

If tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is re-let, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as renovations, tenant improvements or lease transaction costs. Any of these events could adversely affect cash flow from operations and our ability to make distributions to shareholders and service indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance, and debt service payments, are not necessarily reduced when circumstances cause a decrease in rental income from the properties.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting tenants for the properties and in locating land to develop and properties to acquire.

In our effort to lease properties, we compete for tenants with a broad spectrum of other landlords in each of the markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, operating results could be adversely affected.

We may experience increased operating costs which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, administrative costs and other costs associated with security, landscaping, repairs, and maintenance of the properties. While some current tenants are obligated by their leases to reimburse us for a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets to offset the increased expenses, without at the same time decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service indebtedness could be adversely affected.

Our ability to achieve growth in operating income depends in part on its ability to develop additional properties.

We intend to continue to develop properties where warranted by market conditions. We have a number of ongoing development and land projects being readied for commencement.

Additionally, general construction and development activities include the following risks:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability for that property;
- construction costs may exceed original estimates due to increases in interest rates and increased cost of materials, labor or other costs, possibly making the property less profitable because of inability to increase rents to compensate for the increase in construction costs;
- some developments may fail to achieve expectations, possibly making them less profitable;
- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;
- we may abandon development opportunities after the initial exploration, which may result in failure to recover costs already incurred. If we determine to alter or discontinue its development efforts, future costs of the investment may be expensed as incurred rather than capitalized and we may determine the investment is impaired resulting in a loss;
- we may expend funds on and devote management's time to projects which will not be completed; and
- occupancy rates and rents at newly-completed properties may fluctuate depending on various factors including market and economic conditions, and may result in lower than projected rental rates and reduced income from operations.

We face risks associated with property acquisitions.

We acquire individual properties and various portfolios of properties and intend to continue to do so. Acquisition activities are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the seller's offering price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;

- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with limited recourse, with respect to unknown liabilities. However, if an unknown liability was later asserted against the acquired properties, we might be required to pay substantial sums to settle it, which could adversely affect cash flow.

Many of our properties are concentrated in our primary markets and the Company may suffer economic harm as a result of adverse conditions in those markets.

Our properties are located principally in specific geographic areas in the southwestern, southeastern, and mid-western United States. The Company's overall performance is largely dependent on economic conditions in those regions.

We are leveraged and may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2008 of approximately $1.3 billion. Substantially all assets have been pledged to secure debt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of profitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue other business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of its capital needs, including capital for acquisitions and development. The public debt and equity markets are among the sources upon which the Company relies. There is no guarantee that we will be able to access these markets or any other source of capital. The ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general; and
- the market's opinion of real estate companies that own similar properties.

We may suffer adverse effects as a result of terms and covenants relating to the Company's indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolio declines. If the economic performance declines, net income, cash flow from operations and cash available for distribution to stockholders may be reduced. If payments on debt cannot be made, we could sustain a loss or suffer judgments, or in the case of mortgages, suffer foreclosures by mortgagees. Further, some obligations contain cross-default and/or cross-acceleration provisions, which means that a default on one obligation may constitute a default on other obligations.

We anticipate only a small portion of the principal of its debt will be repaid prior to maturity. Therefore, we are likely to refinance a portion of its outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or the terms of any refinancing will not be as favorable as the terms of the maturing debt. If principal balances due at maturity cannot be refinanced, extended, or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity capital, cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt contain customary restrictions, requirements and other limitations on the ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios, and minimum ratios of unencumbered assets to unsecured debt, which we must maintain our continued ability to borrow is subject to compliance with financial and other covenants. In addition, failure to comply with such covenants could cause a default under credit facilities, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

The degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The degree of leverage could also make us more vulnerable to a downturn in business or the general economy.

An increase in interest rates would increase interest costs on variable rate debt and could adversely impact the ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will the interest costs, which could adversely affect cash flow and the ability to pay principal and interest on our debt and the ability to make distributions to shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

Unbudgeted capital expenditures or cost overruns could adversely affect business operations and cash flow.

If capital expenditures for ongoing or planned development projects or renovations exceed expectations, the additional cost of these expenditures could have an adverse effect on business operations and cash flow. In addition, we might not have access to funds on a timely basis to pay the unexpected expenditures.

Construction costs are funded in large part through construction financing, which the Company may guarantee and the Company's obligation to pay interest on this financing continues until the rental project is completed, leased up and permanent financing is obtained, or the for sale project is sold or the construction loan is otherwise paid. Unexpected delays in completion of one or more ongoing projects could also have a significant adverse impact on business operations and cash flow.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be limited. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period desired, or whether we will be able to sell the assets at a price that will allow the Company to fully recoup its investment. We may not be able to realize the full potential value of the assets and may incur costs related to the early pay-off of the debt secured by such assets.

The Company intends to devote resources to the development of new projects.

We plan to continue developing new projects as opportunities arise in the future. Development and construction activities entail a number of risks, including but not limited to the following:

- we may abandon a project after spending time and money determining its feasibility;

- construction costs may materially exceed original estimates;
- the revenue from a new project may not be enough to make it profitable or generate a positive cash flow;
- we may not be able to obtain financing on favorable terms for development of a property, if at all;
- the Company may not complete construction and lease-ups on schedule, resulting in increased development or carrying costs; and
- we may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

The overall business is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- our real estate assets are concentrated primarily in the southwest and any deterioration in the general economic conditions of this region could have an adverse effect;
- changes in interest rates may make the ability to satisfy debt service requirements more burdensome;
- lack of availability of financing may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;
- federal or local economic or rent control;
- acts of terrorism; and
- hurricanes, tornadoes, floods, earthquakes and other similar natural disasters.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow will be adversely affected. The following factors, among others, may adversely affect the income generated by our properties:

- downturns in the national, regional and local economic conditions (particularly increases in unemployment);
- competition from other office, hotel and commercial buildings;
- local real estate market conditions, such as oversupply or reduction in demand for office, hotel or other commercial space;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;
- civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

- declines in the financial condition of our tenants and our ability to collect rents from our tenants; and
- decreases in the underlying value of our real estate.

Adverse economic conditions and dislocations in the credit markets could have a material adverse effect on our results of operations, and financial condition.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, and financial condition as a result of the following, among other potential consequences:

- the financial condition of our tenants may be adversely affected which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or for other reasons;
- significant job losses within our tenants may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and
- one or more lenders could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Real estate investments are illiquid, and the Company may not be able to sell properties if and when it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code may limit our ability to sell properties (without incurring significant tax costs) in some situations when it may be otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders and adversely impacting our ability to meet our obligations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

On December 31, 2008, our portfolio consisted of 83 properties. Our properties consisted of 53 apartments totaling 10,650 units, 30 commercial properties consisting of 18 office buildings, eight industrial warehouses, four shopping centers. In addition, we own or control 7,309 acres of improved and unimproved land for future development or sale. The table below shows information relating to those properties in which we own or have an ownership interest in.

Apartments	Location	Units	Occupancy
Anderson Estates	Oxford, MS	48	95.94%
Bay Walk	Galveston, TX	192	95.95%
Blue Lake Villas I	Waxahachie, TX	186	93.65%
Blue Lake Villas II	Waxahachie, TX	70	92.95%
Breakwater Bay	Beaumont, TX	176	98.98%
Bridges On Kinsey	Tyler, TX	232	96.23%
Bridgewood Ranch	Kaufman, TX	106	94.45%
Capitol Hill	Little Rock, AR	156	93.04%
Curtis Moore Estates	Greenwood, MS	104	92.41%
Dakota Arms	Lubbock, TX	208	98.16%
David Jordan Phase II	Greenwood, MS	32	100.00%
David Jordan Phase III	Greenwood, MS	40	100.00%
Desoto Ranch	DeSoto, TX	248	90.82%
Falcon Lakes	Arlington, TX	248	98.10%
Foxwood	Memphis, TN	220	79.17%
Heather Creek	Mesquite, TX	200	94.59%
Huntington Ridge	DeSoto, TX	198	89.40%
Island Bay	Galveston, TX	458	89.85%
Kingsland Ranch	Houston, TX	398	93.57%
Laguna Vista	Dallas, TX	206	93.66%
Lake Forest	Houston, TX	240	92.61%
Legends of El Paso	El Paso, TX	240	95.10%
Longfellow Arms	Longview, TX	216	97.20%
Marina Landing	Galveston, TX	256	88.78%
Mariposa Villas	Dallas, TX	216	97.33%
Mason Park	Katy, TX	312	80.10%
Mission Oaks	San Antonio, TX	228	95.73%
Monticello Estate	Monticello, AR	32	93.86%
Paramount Terrace	Amarillo, TX	181	94.06%
Parc at Clarksville	Clarksville, TN	168	92.90%
Parc at Maumelle	Little Rock, AR	240	95.94%
Parc at Metro Center	Nashville, TN	144	98.02%
Parc at Rogers	Rogers, AR	152	100.00%
Pecan Pointe	Temple, TX	232	87.50%
Portofino	Farmers Branch, TX	224	79.90%
Preserve at Pecan Creek	Denton, TX	192	94.80%
Quail Hollow	Holland, OH	200	85.50%
Quail Oaks	Balch Springs, TX	131	89.47%
River Oaks	Wylie, TX	180	91.21%
Riverwalk Phase I	Greenville, MS	32	93.86%
Riverwalk Phase II	Greenville, MS	72	94.56%
Spyglass	Mansfield, TX	256	90.33%
Stonebridge at City Park	Houston, TX	240	97.61%
Treehouse	Irving, TX	160	81.96%
Verandas at City View	Fort Worth, TX	314	96.60%
Vistas of Pinnacle Park	Dallas, TX	332	93.48%
Vistas of Vance Jackson	San Antonio, TX	240	94.27%
Wildflower Villas	Temple, TX	220	94.61%
Windsong	Fort Worth, TX	188	93.72%
Total Apartment Units		**9,564**	

Office Buildings	Location	SqFt	Occupancy
1010 Common	New Orleans, LA	512,593	76.87%
217 Rampart	New Orleans, LA	11,913	0.00%
225 Baronne	New Orleans, LA	422,037	0.00%
305 Baronne	New Orleans, LA	37,081	38.00%
600 Las Colinas	Las Colinas, TX	510,841	71.92%
Amoco Building	New Orleans, LA	378,895	91.82%
Browning Place (Park West I)	Dallas, TX	627,312	100.00%
Ergon Office Building	Jackson, MS	26,000	0.00%
Eton Square	Tulsa, OK	225,566	80.36%
Fenton Center (Park West II)	Dallas, TX	696,458	82.19%
Fruitland Park	Fruitland ,FL	6,722	100.00%
One Hickory Center	Dallas, TX	97,361	95.95%
Parkway North	Dallas, TX	69,009	67.36%
Signature Building	Dallas, TX	58,910	0.00%
Stanford Center	Dallas, TX	336,910	99.24%
Teleport	Las Colinas, TX	6,833	100.00%
Two Hickory Center	Dallas, TX	97,117	96.16%
Westgrove Air Plaza	Addison, TX	79,652	89.19%
		4,201,210	

Industrial Warehouses	Location	SqFt	Occupancy
5360 Tulane	Atlanta, GA	30,000	100.00%
Addison Hanger I	Addison, TX	25,102	100.00%
Addison Hanger II	Addison, TX	24,000	100.00%
Alpenloan	Dallas, TX	28,594	100.00%
Clark Garage	New Orleans, LA	6,869	0.00%
Space Center	San Antonio, TX	101,500	60.59%
Senlac (VHP)	Dallas, TX	2,812	100.00%
Thermalloy	Farmers Branch, TX	177,805	100.00%
		396,682	

Shopping Centers	Location	SqFt	Occupancy
Bridgeview Plaza	LaCrosse, WI	122,205	90.13%
Cullman Shopping Center	Cullman, AL	92,466	48.48%
Dunes Plaza	Michigan City, IN	220,461	51.56%
Willowbrook Village	Coldwater, MI	179,741	85.81%
		614,873	
	Total Commercial Square Feet	**5,212,764**	

Apartments Subject to Sales Contract	Location	Units	Occupancy
Limestone Canyon	Austin, TX	260	91.65%
Limestone Ranch	Lewisville, TX	252	93.36%
Sendero Ridge	San Antonio, TX	384	92.28%
Tivoli	Dallas, TX	190	90.63%
Total Subject to Sales Contract		**1,086**	

Lease expirations

The table below shows the lease expirations of the commercial properties over a ten-year period(dollars in thousands).

Year of Lease Expiration	Rentable Square Feet Subject to Expiring Leases	Current Anualized(1) Contractual Rent Under Expiring Leases	Current Annualized(1) Contractual Rent Under Expiring Leases (p.s.f.)	Percentage of Total Square Feet
2009	596,837	$ 6,786,098	$11.37	11.6%
2010	466,846	$ 5,668,304	$12.14	9.1%
2011	573,214	$ 9,694,570	$16.91	11.1%
2012	400,767	$ 6,077,707	$15.17	7.8%
2013	716,766	$11,046,698	$15.41	13.9%
2014	318,671	$ 6,644,510	$20.85	6.2%
2015	197,927	$ 4,572,035	$23.10	3.8%
2016	170,502	$ 3,104,625	$18.21	3.3%
2017	313,817	$ 5,091,342	$16.22	6.1%
2018	102,040	$ 1,843,591	$18.07	2.0%
Thereafter	96,156	$ 1,504,225	$15.64	1.9%

(1) Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2008 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.

Land	Location	Acres
1013 Common St	New Orleans, LA	0.41
Ackerley Land	Dallas, TX	1.31
Alliance Airport	Tarrant County, TX	12.70
Alliance Centurion	Tarrant County, TX	51.90
Alliance Hickman Bluestar	Tarrant County, TX	8.00
Archon Land	Irving, TX	24.14
Audubon	Adams County, MS	48.20
Centura Land	Dallas, TX	10.08
Circle C Land	Austin, TX	1,092.00
Cooks Lane Land	Fort Worth, TX	7.39
Creekside	Fort Worth, TX	30.00
Crowley	Fort Worth, TX	24.90
Dedeaux	Gulfport, MS	10.00
Denham Springs	Denham Springs, LA	15.85
Denton (Andrew B)	Denton, TX	22.90
Denton (Andrew C)	Denton, TX	5.20
Denton Land	Denton, TX	15.65
Desoto Ranch	Desoto, TX	21.90
Diplomat Drive	Farmers Branch, TX	11.65
Dominion Tract	Dallas, TX	10.59
Ewing 8	Addison, TX	16.79
Fortune Drive	Irving, TX	14.88
Galleria East Center Retail	Dallas, TX	15.00
Galleria West Lofts	Dallas, TX	7.19
Hines Meridian	Las Colinas, TX	36.09
Hollywood Casino (Dominion)	Farmers Branch, TX	19.71
Hollywood Casino Land	Farmers Branch, TX	13.85
Hunter Equities Land	Dallas, TX	2.56
Jackson Convention Center	Jackson, MS	1.71
Kaufman-Adams	Kaufman County, TX	193.73
Kaufman-Bridgewood	Kaufman County, TX	5.04
Kaufman Cogen Land	Forney, TX	2,567.00
Kaufman Stagliano	Forney, TX	34.80
Kaufman Taylor	Forney, TX	31.00
Keller Springs Lofts	Addison, TX	7.40
KinWest	Irving, TX	7.98
Lacy Longhorn Land	Farmers Branch, TX	17.12
LaDue/Walker Land	Farmers Branch, TX	99.00
Lake Shore Villas	Humble, TX	19.51
Lamar/Palmer Land	Austin, TX	17.07
Las Colinas (Cigna)	Las Colinas, TX	4.70
Las Colinas Apts/Lofts	Las Colinas, TX	4.77
Las Colinas High Rise Apartments	Las Colinas, TX	1.65
Las Colinas High Rise Office	Las Colinas, TX	3.49
Las Colinas Townhomes	Las Colinas, TX	15.56
LCLLP (Kinwest/Hackberry)	Las Colinas, TX	45.49
Limestone Canyon II	Austin, TX	9.96
Lubbock Land	Lubbock, TX	2.86
Luna (Carr)	Farmers Branch, TX	2.60
Luna Ventures	Farmers Branch, TX	26.74
Mandahl Bay Land	US Virgin Islands	91.10

Land (continued)

Manhattan Land	Farmers Branch, TX	108.90
Mansfield Land	Mansfield, TX	7.83
Marine Creek	Fort Worth, TX	44.17
Mason/Goodrich Land	Houston, TX	13.00
McKinney 36	Collin County, TX	34.48
McKinney Corners II	Collin County, TX	6.76
McKinney Ranch Land	McKinney, TX	169.74
Nashville Land	Nashville, TN	6.25
Nicholson-Croslin	Dallas, TX	0.80
Nicholson-Mendoza	Dallas, TX	0.35
Ocean Estates	Gulfport, MS	12.00
Pac Trust Land	Farmers Branch, TX	7.07
Pantaze Land	Dallas, TX	6.00
Payne Land	Las Colinas, TX	149.70
Pioneer Crossing	Austin, TX	38.54
Polo Estates At Bent Tree	Richardson, TX	5.87
Pulaski Land	Pulaski County, AR	21.90
Ridgepoint Drive	Irving, TX	0.60
Seminary West Land	Fort Worth, TX	3.03
Senlac Land	Farmers Branch, TX	11.94
Sheffield Village	Grand Prairie, TX	13.90
Southwood Plantation	Tallahassee, FL	12.90
Southwood Plantation 1394	Tallahassee, FL	14.52
Stanley Tools	Farmers Branch, TX	23.76
Travis Ranch Land	Kaufman County, TX	833.39
Union Pacific Railroad Land	Dallas, TX	0.29
Valley Ranch Land	Irving, TX	30.00
Valley View (Hutton/Senlac)	Farmers Branch, TX	2.42
Valley View 34 (Mercer Crossing)	Farmers Branch, TX	2.19
Valley View/Senlac	Farmers Branch, TX	3.45
W Hotel	Dallas, TX	1.97
Waco 151 Land	Waco, TX	151.40
Waco Swanson	Waco, TX	350.70
West End Land	Dallas, TX	5.50
Whorton Land	Bentonville, AR	79.70
Willowick Land	Pensacola, TX	39.78
Wilmer 88	Dallas, TX	87.60
Windmill Farms-Harlan Land	Kaufman County, TX	245.95
Total Land/Development		**7,309.48**

ITEM 3. *LEGAL PROCEEDINGS*

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operation or liquidity.

During the fourth quarter of the fiscal year covered by this Report, no proceeding previously reported was terminated.

ITEM 4. ***SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS***

The Annual Meeting of Stockholders was held on November 20, 2008, at which proxies were solicited pursuant to Regulation 14 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). There was no solicitation in opposition to Management's nominees listed in the Proxy Statement, all of which were elected. At the Annual meeting, stockholders were asked to consider and vote upon the election of Directors and the ratification of the selection of the independent public accountants for TCI for the fiscal year ending December 31, 2008. At the meeting, stockholders elected the following individuals as Directors:

	Shares Voting	
Director	**For**	**Withheld Authority**
Henry A. Butler	7,239,860	46,936
Sharon Hunt	7,236,208	50,588
Robert A. Jakuszewski	7,236,541	50,255
Ted R. Munselle	7,236,541	50,255
Ted P. Stokely	7,240,799	45,997

There were 10 abstentions or broker non-votes on the election of Directors. With respect to the ratification of the appointment of Farmer, Fuqua & Huff, P.C. as independent auditors of the Company for the fiscal year ending December 31, 2008, and any interim period, at least 7,270,417 votes were received in favor of such proposal, 4,521 votes were received against such proposal, and 11,868 votes abstained.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

TCI's Common Stock is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TCI". The following table sets forth the high and low sales prices as reported in the consolidated reporting system of the NYSE for the quarters ended.

	High	Low	High	Low
	2007		2008	
First Quarter	$13.98	$11.50	$17.99	$13.88
Second Quarter	$18.69	$12.97	$20.50	$14.69
Third Quarter	$17.83	$14.60	$15.12	$10.25
Fourth Quarter	$16.30	$14.69	$13.44	$ 9.15

On March 5, 2009, the closing price of TCI's Common Stock as reported in the consolidated reporting system of the NYSE was $11.35 per share.

As of March 5, 2009, TCI's Common Stock was held by approximately 3,925 holders of record.

Performance Graph

The following performance graph compares the cumulative total stockholder return on TCI's shares of Common Stock with the US Total Market Index ("Total Market Index") and the Real Estate Investment Index ("Real Estate Index"). The comparison assumes that $100 was invested on December 31, 2003, in TCI's shares of Common Stock and in each of the indices and further assumes the reinvestment of all distributions. Past performance is not necessarily an indicator of future performance.



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150
100
50
0
DOLLARS
12/03
12/04
12/05
12/06
12/07
12/08
TRANSCONTINENTAL REALTY INVESTORS, INC.
DOW JONES US
DOW JONES US REAL ESTATE

$100 invested on 12/31/03 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/03	12/04	12/05	12/06	12/07	12/08
Transcontinental Realty Investors, Inc.	**$100.00**	**$ 85.18**	**$ 99.52**	**$ 83.08**	**$ 92.41**	**$68.74**
Dow Jones US	**$100.00**	**$103.15**	**$102.52**	**$119.22**	**$126.89**	**$83.95**
Dow Jones US Real Estate	**$100.00**	**$130.13**	**$141.85**	**$188.88**	**$151.38**	**$90.01**

TCI paid no dividends on common stock in 2008, 2007 or 2006. The payment of dividends, if any, will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

In December 1989, the Board of Directors approved a share repurchase program, authorizing the repurchase of a total of 687,000 shares of TCI's Common Stock. In June 2000, the Board increased this authorization to 1,409,000 shares. The repurchase program has no termination date. In November 2004, the Board approved a private block purchase of 212,800 shares of Common Stock for a total cost of $3.1 million. The following table represents shares repurchased during each for the three months of the last quarter ended December 31, 2008:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Balance at September 30, 2008			1,284,512	122,788
October 31, 2008	—	—	1,284,512	122,788
November 30, 2008	—	—	1,284,512	122,788
December 31, 2008	—	—	1,284,512	122,788
Total	—			

ITEM 6. *SELECTED FINANCIAL DATA*

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands, except share and per share amounts)				
EARNINGS DATA					
Total operating revenues	$ 142,344	$ 127,932	$ 100,591	$ 78,338	$ 62,539
Total operating expenses	135,741	116,698	93,340	73,167	70,582
Operating (loss) income	6,603	11,234	7,251	5,171	(8,043)
Other expenses	(75,860)	(30,346)	(22,351)	(31,742)	(19,851)
Loss before gain on land sales, minority interest, and income tax benefit	(69,257)	(19,112)	(15,100)	(26,571)	(27,894)
Gain on land sales	4,798	11,956	11,421	7,702	7,110
Minority interest	654	50	393	(112)	(1,194)
Income tax benefit	33,548	8,174	4,828	9,817	15,989
Net loss from continuing operations	(30,257)	1,068	1,542	(9,164)	(5,989)
Net income from discontinuing operations, net of minority interest	62,466	10,043	1,964	18,233	29,695
Net income	32,209	11,111	3,506	9,069	23,706
Preferred dividend requirement	(975)	(925)	(210)	(210)	(210)
Net income applicable to common shares	$ 31,234	$ 10,186	$ 3,296	$ 8,859	$ 23,496
PER SHARE DATA					
Earnings per share—basic					
Loss from continuing operations	$ (3.86)	$ 0.02	$ 0.17	$ (1.19)	$ (0.76)
Discontinued operations	7.72	1.26	0.25	2.31	3.67
Net income applicable to common shares	$ 3.86	$ 1.28	$ 0.42	$ 1.12	$ 2.91
Weighted average common share used in computing earnings per share	8,086,640	7,953,676	7,900,869	7,900,869	8,082,854
Earnings per share—diluted					
Loss from continuing operations	$ (3.86)	$ 0.02	$ 0.15	$ (1.19)	$ (0.76)
Discontinued operations	7.72	1.22	0.25	2.31	3.67
Net income applicable to common shares	$ 3.86	$ 1.24	$ 0.40	$ 1.12	$ 2.91
Weighted average common share used in computing diluted earnings per share	8,086,640	8,188,602	8,180,401	7,900,869	8,082,854
BALANCE SHEET DATA					
Real Estate, net	$1,480,791	$1,364,426	$1,113,416	$ 943,069	$ 778,528
Notes and interest receivable, net	39,120	32,699	39,566	64,818	56,630
Total assets	1,640,067	1,521,189	1,250,167	1,089,079	920,311
Notes and interest payables	1,168,015	1,177,586	901,464	770,161	644,071
Stockholders' equity	310,927	285,481	265,929	251,179	240,519
Book value per share	$ 38.45	$ 35.89	$ 32.01	$ 31.41	$ 30.06

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

The Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate", "believe", "expect", "intend", "may", "might", "plan", "estimate", "project", "should", "will", "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the caption "Risk Factors."

The risks included here are not exhaustive. Other sections of this report, including Part I Item 1A "Risk Factors," include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

We are an externally advised and managed real estate investment company that owns a diverse portfolio of income-producing properties and land held for development. The Company's portfolio of income-producing properties includes residential apartment communities, office buildings, hotels and other commercial properties. Our investment strategy includes acquiring existing income-producing properties as well as developing new properties on land already owned or acquired for a specific development project. We acquire land primarily in in-fill locations or high-growth suburban markets. We are an active buyer and seller and during 2008 acquired over $119 million and sold over $179 million of land and income-producing properties. As of December 31, 2008, we owned 10,650 units in 53 residential apartment communities, 30 commercial properties comprising 5.2 million rentable square feet. In addition, we own over 7,309 acres of land held for development and had 5 projects under construction. The Company currently owns income-producing properties and land in 13 states as well as in the U.S. Virgin Islands.

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable interest rate construction loans that are converted to long-term, fixed rate amortizing mortgages when the development project is completed and occupancy has been stabilized. The Company will, from time to time, also enter into partnerships with various investors to acquire income-producing properties or land and to sell interests in certain of its wholly-owned properties. When the Company sells assets, it may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable. The Company generates operating revenues primarily by leasing apartment units to residents; leasing office, retail and industrial space to commercial tenants; and renting hotel rooms to guests.

TCI is advised by Prime under a contractual arrangement that is reviewed annually by our Board of Directors. Our commercial properties are managed by Regis Commercial while the Company's hotels are managed by Regis Hotel. We currently contract with third-party companies to manage our apartment communities. Approximately 82.8% of our common stock is owned by ARL, our "Parent Company." TCI is a "C Corporation" for U.S. federal income tax purposes and files an annual consolidated income tax return with its Parent Company. We do not qualify as a Real Estate Investment Trust ("REIT") for federal income tax purposes primarily due to our Parent Company's majority ownership of our outstanding stock.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Real Estate

Upon acquisitions of real estate, We assesses the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above-" and "below-market" leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and allocates the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at replacement cost.

We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.

Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Real estate is stated at depreciated cost. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, property taxes, insurance, and other project costs incurred during the period of development.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If we determine that impairment has occurred, the affected assets must be reduced to their face value.

SFAS No. 144 requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale," be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and the Company will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale," no further depreciation is recorded on the assets.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Investment in Unconsolidated Real Estate Ventures

Except for ownership interests in variable interest entities, TCI accounts for our investments in unconsolidated real estate ventures under the equity method of accounting because the Company exercises significant influence over, but does not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated real estate ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the Company's balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated real estate ventures over the life of the related asset. Under the equity method of accounting, TCI's net equity is reflected within the Consolidated Balance Sheets, and our share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses, however, TCI's recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. For ownership interests in variable interest entities, the Company consolidates those in which we are the primary beneficiary.

Recognition of Rental Income

Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. In accordance with SFAS No. 141, we recognize rental revenue of acquired in-place "above-"and "below-market" leases at their fair values over the terms of the respective leases. On our Consolidated Balance Sheets, we include as a receivable the excess of rental income recognized over rental payments actually received pursuant to the terms of the individual commercial lease agreements.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less.

For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered.

An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Revenue Recognition on the Sale of Real Estate

Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"), as amended by SFAS No. 144. Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery or financing method, whichever is appropriate. When TCI provides seller financing, gain is not recognized at the time of sale unless the buyer's initial investment and continuing investment are deemed to be adequate as determined by SFAS No. 66 guidelines.

Non-performing Notes Receivable

TCI considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments. Any new note receivable that results from a modification or extension of a note considered non-performing will also be considered non-performing, without regard to the borrower's adherence to payment terms.

Interest Recognition on Notes Receivable

Interest income is not recognized on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

Allowance for Estimated Losses

A valuation allowance is provided for estimated losses on notes receivable considered to be impaired. Impairment is considered to exist when it is probable that all amounts due under the terms of the note will not be collected. Valuation allowances are provided for estimated losses on notes receivable to the extent that the investment in the note exceeds management's estimate of fair value of the collateral securing such note.

Fair Value of Financial Instruments

The following assumptions were used in estimating the fair value of TCI's notes receivable, marketable equity securities and notes payable. For performing notes receivable, the fair value was estimated by discounting future cash flows using current interest rates for similar loans. For non-performing notes receivable, the estimated fair value of TCI's interest in the collateral property was used. For marketable equity securities, fair value was based on the year-end closing market price of each security. For notes payable, the fair value was estimated using current rates for mortgages with similar terms and maturities.

Results of Operations

The following discussion is based on our "Consolidated Statements of Operations – Years Ended December 31, 2008, 2007, and 2006" as included in Item 8. "Financial Statements and Supplementary Data". The total property portfolio represents all income producing properties held as of December 31, for the year presented. Sales subsequent to year end represent properties that were previously included in continued operations, but subsequently sold or held for sale and reclassed to discontinued operations as of December 31, 2008. The number of properties included in continued operations for discussion purposes is shown below.

	2008	2007	2006
Continued operations	83	64	73
Sales subsequent to year end	—	25	30
Total property portfolio	83	89	103

The discussion of our results of operations is based on management's review of operations, which is based on our segments. Our segments consist of apartments, commercial buildings, hotels, land and other. For discussion purposes, we break these segments down into the following sub-categories; same property portfolio, acquired properties, and developed properties in the lease-up phase. The same property portfolio consists of properties that were held by us for the entire period for both years being compared. The acquired property portfolio consists of properties that we acquired but have not held for the entire period for both periods being compared. Developed properties in the lease-up phase consist of completed projects that are being leased-up. As we complete each phase of the project, we lease up that phase and include those revenues in our continued operations. Once a developed property becomes leased up (80% or more) and is held the entire period for both years; under comparison it is considered to be included in the same property portfolio. Income producing properties that we have sold during the year are reclassified to discontinuing operations for all periods presented.

Results of operations for the year ended December 31, 2008 as compared to the same period ended 2007;

Our net income applicable to common shares has increased almost 207% as compared to the prior year. The majority of this increase is attributable to a few significant non-recurring sales transactions in which we sold multiple income producing properties; one transaction involved the sale of 14 Midland/Odessa apartment complexes and the other transaction involved the sale of three Chicago hotels. These transactions occurred in the first quarter. We recorded gains of $65.5 million and $18.4 million, respectively, before taxes and minority interests for these two transactions. In addition, we had several other sales throughout the year in which we recorded gains on sales of $7.7 million or less per transaction.

We had net income applicable to common shares of $31.2 million in 2008, which includes gain on land sales of $4.8 million, and income from discontinued operations net of minority interest of $62.5 million as compared to a net income applicable to common shares of $10.2 million in 2007, which includes gain on land sales of $12.0 million and income from discontinued operations net of minority interest of $10.0 million.

Revenues

Rental and other property revenues increased by $14.4 million as compared to prior year of which the apartment portfolio increased $12.9 million and the land portfolio increased $1.2 million with the remaining increase split between the commercial and other portfolios. The increase within the apartment portfolio was mainly due to our developed properties in the lease up phase, which accounted for $10.6 million of the increase. The remaining $2.3 million increase within the apartment portfolio was split up fairly evenly between same properties, acquired properties, and properties being developed. The increase in revenues from our land portfolio is due to oil and gas royalties received in the current year that were not applicable in the prior year.

Expenses

Property and operating expenses increased by $13.6 million as compared to prior year of which the apartment portfolio increased $10.0 million, the commercial portfolio increased by $1.7 million, and the land portfolio increased by $2.8 million, offset by a decrease in our other portfolio of $1.0 million. The increases within the apartment portfolio were from increased operating costs and maintenance of $2.8 million in the same apartment portfolio. Our completed apartments in the lease up phase accounted for another $5.8 million of the increase. Our apartment's properties, which are being developed, accounted for $1.0 million of the increase. Our properties which are being developed are completed in phases. As a phase is completed, it is leased up while the remaining properties are still being completed. The remaining increase within the apartment portfolio of $0.4 million is from our properties acquired in the current year.

We had an increase in depreciation expense of $3.2 million as compared to prior year of which the apartment portfolio increased $3.1 million with the remainder due to the commercial portfolio. The increases within the apartment portfolio were from a $1.4 million increase in the same apartment portfolio, a $1.5 million increase in the apartments in the lease up phase and a $0.2 million increase due to apartments acquired in the current year.

Advisory fee to affiliate increased by $1.4 million as compared to prior year. Our advisory fee to affiliate is based on our gross assets. We had an increase in gross assets in the current year.

Other Income Expense

Other income increased by $2.3 million. The majority of the increase $2.1 million is due to receiving a dividend distribution from our investment in Realty Korea CR-REIT Co., Ltd in the current year.

Mortgage and loan interest increased by $7.5 million which is due to an increase in the apartments of $6.7 million and an increase the commercial properties of $0.8 million. Interest expense within the apartment portfolio increased $6.0 million from our developed properties in the lease up phase. Once an apartment is completed, the interest expense is no longer capitalized. Our same apartment portfolio increased by $0.5 million and our new apartment acquisitions increased interest expense by $0.2 million. Within the commercial portfolio, we refinanced the existing loan on the Amoco building late last year pulling some of the equity out of the building and thus increasing interest expense.

Earnings from unconsolidated subsidiaries and investees was a loss of $1.1 million in 2008. This represents our portion of earnings (loss) for the entities in which we do an equity pick up. These entities had positive net income in the prior year as opposed to a loss in the current year.

There were no gains or losses recorded for involuntary conversions in the current year. Although several of our properties in Galveston, Texas were damaged due to hurricane Ike, the total extent of the damage and the claims to be filed have not been reasonably estimated or completed. In the prior year, we had a gain on involuntary conversion of $34.8 million. This was from the claims filed on our New Orleans property for damages resulting from hurricane Katrina in 2005.

The provision for allowance on notes receivable and impairment were due to posting an allowance against various investments within our portfolio. The prior year amount was due to the write down of a vacant commercial property and an underperforming apartment complex, both located in Memphis, Tennessee.

Gain on land sales decreased in the current year. This decrease is in part due to the tightening of the credit markets, and the ability to get a land loan. Thus, we have found it difficult to complete land transactions. In the current year, we sold 91.7 acres of land in eight separate transactions for an aggregate sales price of $14.3 million, receiving $4.3 million in cash and recorded a gain on sale of $4.8 million. The average sales price was $156,000 per acre. The sales relate to the properties known as; McKinney Ranch (13.9 acres and 6.3 acres), Kmart Plaza (0.7 acres), TCI Breeze acres (42.8 acres), McKinney Corners (2.1 acres), Valley Ranch (20.6 acres), Seminary West (2.2 acres), and Valley Ranch (3.1 acres). Also included in gain on land sales is the sale of our mineral rights on 43.4 acres of land known as Marine Creek for $1.1 million. In the prior year, we sold 127.6 acres of land in nine separate transactions for an aggregate sales price of $20.8 million, receiving $8.4 million in cash and recorded a gain of $12.0 million. The average sales price was $163,000 per acre.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale as of the year ended December 31, 2008. Included in discontinued operations are a total of 25 and 31 income producing properties as of 2008 and 2007, respectively. In 2008, we sold 25 properties which consist of 18 apartment complexes (Arbor Pointe, Ashton Way, Autumn Chase, Courtyard, Coventry Pointe, Fairways, Forty-Four Hundred Apartments, Fountains at Waterford, Hunters Glen, SouthGate, Sunchase, Thornwood, Westwood Square, Woodview, Fairway View, Willow Creek, Fountain Lake, and Mountain Plaza), four hotels (City Suites, Majestic Inn, Willows, and Hotel Akademia), and three commercial buildings (Lexington Center, Executive Court, and Encon Warehouse). In 2007, we sold six properties which consist of five apartment complexes (Bluffs at Vista Ridge,

Somerset, El Chaparral, Harpers Ferry, and Oak Park IV) and one commercial building (Forum OB). The gains on sale of the apartments sold in 2008 and 2007 are also included in the discontinued operations for those years (dollars in thousands).

	For Years Ended December 31,	
	2008	2007
Revenue		
Rental	$ 5,280	$ 38,634
Property operations	2,204	26,274
	3,076	12,360
Expenses		
Interest	(5,736)	(11,990)
General & administration	(671)	(60)
Depreciation	(290)	(3,728)
	(6,697)	(15,778)
Net loss from discontinued operations before gains on sale of real estate	(3,621)	(3,418)
Gain on sale of discontinued operations	104,411	20,919
Equity in investee	6,306	—
Net income fee to affiliate	(3,041)	(2,050)
Net sales fee to affiliate	(7,953)	—
Income from discontinued operations	96,102	15,451
Tax expense	(33,636)	(5,408)
Income from discontinued operations	$ 62,466	$ 10,043

Results of operations for the year ended December 31, 2007 as compared to the same period ended 2006;

We had net income applicable to common shares of $10.2 million in 2007, which includes gains of land sales of $12.0 million, and net income from discontinued operations, net of minority interest of $10.0 million, compared to net income applicable to common shares of $3.3 million in 2006, including gains on land sales totaling $11.4 million and net income from discontinued operations, net of minority interest of $2.0 million.

Revenues

Rental and other property revenue increased $27.3 million, which by segment is an increase in the apartments of $7.6 million, an increase in commercial of $20.2 million, offset by a decrease in our land of $0.5 million. The change within the apartment portfolio comes from an increase in our same apartments of $4.1 million, and an increase in our apartments in the lease up phase of $3.5 million. The increase within the commercial portfolio of $23.8 million is attributable to our new acquisitions. This is offset by a decrease in our same commercial portfolio of $3.6 million. Although we continue to see increased occupancies in our apartments, our commercial properties are experiencing a slight decline in occupancies. The decrease in our land portfolio is due to a decrease in oil and gas royalty revenues received.

Expenses

Property operating expenses increased by $13.3 million as compared to prior year, which by segment is an increase in our apartment portfolio of $3.2 million, an increase in our commercial portfolio of $9.8 million, and an increase in our other portfolio of $0.3 million. The change within the apartment portfolio comes from an increase in our same apartment portfolio of $0.6 million and an increase in our apartments in the lease up phase of $2.6 million. We continue to effect repairs and maintenance for our existing tenants, and we have new and incremental costs associated with leasing up our developed properties. The majority of the increase with in the commercial portfolio is from the acquisition of new properties which increased our expenses by $9.5 million. In addition, we experienced a slight increase in operating expenses within our same commercial portfolio.

Depreciation and amortization expense increased by $2.1 million as compared to prior year, which by segment is an increase in our apartment portfolio of $0.5 million and an increase in our commercial portfolio of $1.6 million. The increase within the apartment portfolio is an increase $0.5 million from our new developments in the lease up phase. As we complete a phase of a project and start leasing it up we also start to depreciate the completed phase. The increase within the commercial portfolio is mainly due to our acquisition of Browning Place and Fenton Centre (formerly known as Park West I and Park West II) for an increase of $2.6 million, offset by a decrease in depreciation within our same commercial portfolio of $1.0 million.

General and administrative expenses increased by $5.8 million. The 2006 amount includes $3.3 million in various credits for litigation reimbursements, lower legal and professional fees. The 2007 amount includes $2.0 million in legal settlement fees, and higher costs reimbursements to our advisor.

Advisory fees to affiliate increased by $2.1 million. The increase was due to higher gross assets in 2007 as compared to 2006. Our advisory fee is based in part on gross assets.

Other Income Expense

Mortgage and loan interest expense increased by $19.6 million, which by segment is an increase in our apartments of $4.5 million, an increase in our commercial properties of $6.8 million, and an increase in our land and other portfolios of $8.3 million. The increase within the apartment portfolio is due to refinancing of existing debt on our same apartment portfolio for an increase of $2.5 million and the addition of interest expense associated with the completion of new projects accounted for the other $2.0 million of expense. The increase within the commercial portfolio is mainly due to the additional interest associated with the debt on the purchase of Browning Place and Fenton Centre which accounts for $6.8 million of the increase in interest expense.

Gain on involuntary conversion was $34.8 million in 2007 as compared to $20.5 million in 2006, an increase of $14.3 million. The 2007 amount represents the remaining insurance proceeds due from the New Orleans properties that suffered damage from hurricane Katrina in 2005.

We recorded an asset impairment charge of $3.7 million in 2007, related to the write down of three properties; Foxwood apartments, a 220 unit complex located in Memphis, Tennessee, for $1.7 million; Executive Court Office building, a 222,000 square foot commercial building located in Memphis, Tennessee, for $1.2 million; and the Encon Warehouse, a 256,000 square warehouse located in Fort Worth, Texas for $800,000.

In 2007, we sold 127.6 acres of land in nine separate transactions with an aggregate sales price of $20.8 million, receiving $8.4 million in cash and recording a gain on sale of $12.0 million. The average sales price was $163,000 per acre. The sales relate to the properties known as; Desoto Ranch (easement), 28.9 acres of McKinney Ranch land, 3.4 acres Mandahl Bay, 2.3 acres West End Land, 3.0 acres Miro Lago, 4.0 acres Hines Meridian, and 86 acres RB Land. In 2006, we sold 192.6 acres of land in seven separate transactions, at an average sales price of $196,000 per acre recording a gain of $11.4 million.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale. Included in discontinued operations are a total of 31 and 34 income producing properties as of 2007 and 2006, respectively. The prior periods discontinued operations have been adjusted to reflect properties held during those years that were subsequently sold or held for sale as of December 31, 2008. In 2008, we sold 25 properties which were reclassed to prior year discontinued operations except for the Thornwood apartments. Thornwood was purchased in 2007, and thus not included in the 2006 discontinued operations In 2007, we sold 6 properties which consisted of six apartments; Bluffs at Vista Ridge, Somerset, El Chapparral, Harpers Ferry, and Oak Park IV, and one commercial building; Forum OB. In 2006 we sold four apartment complexes; Apple Lane, Plantation, Timbers, and Will-O-Wick. The gains on sale of the apartments sold in 2007 and 2006 are also included in the discontinued operations for those years (dollars in thousands).

	For Years Ended December 31,	
	2007	2006
Revenue		
Rental	$ 38,634	$ 37,710
Property operations	26,274	24,249
	12,360	13,461
Expenses		
Interest	(11,990)	(9,473)
General and administration	(60)	(62)
Depreciation	(3,728)	(4,132)
	(15,778)	(13,667)
Net loss from discontinued operations before gains on sale of real estate	(3,418)	(206)
Gain on sale of discontinued operations	20,919	5,689
Net income fee to affiliate	(2,050)	(2,462)
Income from discontinued operations	15,451	3,021
Tax expense	(5,408)	(1,057)
Income from discontinued operations	$ 10,043	$ 1,964

Liquidity and Capital Resources

General

Our principal liquidity needs are:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations including balloon payments on maturing debt;
- fund capital expenditures, including tenant improvements and leasing costs;
- fund development costs not covered under construction loans; and
- fund possible property acquisitions.

Our principal sources of cash have been and will continue to be:

- property operations;
- proceeds from land and income-producing property sales;

- collection of mortgage notes receivable;
- collections of receivables from affiliated companies;
- refinancing of existing mortgage notes payable; and
- additional borrowings, including mortgage notes payable, and lines of credit.

It is important to realize that the current status of the banking industry has had a significant effect on our industry. The banks willingness and/or ability to originate loans affects our ability to buy and sell property, and refinance existing debt. We are unable to foresee the extent and length of this down turn. A continued and extended decline could materially impact our cash flows. We draw on multiple financing sources to fund our long-term capital needs. We generally fund our development projects with construction loans, which are converted to traditional mortgages upon completion of the project.

Management anticipates that our cash as of December 31, 2008, along with cash that will be generated in 2009 from property operations, may not be sufficient to meet all of our cash requirements. Management intends to selectively sell land and income producing assets, refinance or extend real estate debt and seek additional borrowings secured by real estate to meet its liquidity requirements. Although history cannot predict the future, historically, we have been successful at extending a portion of the Company's current maturity obligations.

Cash flow summary

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in Part II, Item 8. "Consolidated Financial Statements and Supplementary Data" and is not meant to be an all inclusive discussion of the changes in our cash flows for the periods presented below (dollars in thousands).

	2008	2007	Variance
Net cash provided by (used in) operating activities	$ 20,407	$ (118)	$ 20,525
Net cash used in investing activities	$(65,209)	$(230,843)	$ 165,634
Net cash provided by financing activities	$ 39,546	$ 237,397	$(197,851)

The primary use of cash for operations is daily operating costs, general and administrative expenses, advisory fees, and land holding costs. Our primary source of cash from operating activities is from rental income on properties. In addition, we have an affiliated account in which excess cash is transferred to or from affiliated entities. In the current year, the majority of the affiliated receivables account was paid down, thus increasing our cash from operations.

Our primary cash outlays for investing activities are for construction and development, acquisition of land and income producing properties, and capital improvements to existing properties. We used $130.1 million on construction and development. This is a decrease of $63.7 million from prior year. We have discontinued certain projects, while continuing to development our apartment properties. We acquired approximately 22 tracts of land consisting of approximately 1,400 acres in 2008 for $54.7 million, whereas in the prior year, we purchased only 14 tracts of land. We continue to make capital improvements on our existing properties. We used $15.5 million on improvements on income producing properties which is relatively consistent with the prior year. We acquired five commercial buildings and two apartments using $64.5 million. Our primary sources of cash from investing activities are from the proceeds on the sale of land and income producing properties. We sold 18 apartments, three commercial buildings and four hotels providing $162.9 million. We sold 91.7 acres of land providing $16.4 million.

Our primary sources of cash from financing activities are from proceeds on notes payables. Our primary cash outlays are for recurring debt payments and payments on maturing notes payable. Proceeds from notes payable associated with the sale of properties provided $190.4 million. We used $17.1 million to make recurring note payments, and $140.2 for maturing notes.

Management reviews the carrying values of TCI's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable, impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. If impairment is found to exist, a provision for loss is recorded by a charge against earnings. The note receivable review includes an evaluation of the collateral property securing such note. The property review generally includes: (1) selective property inspections; (2) a review of the property's current rents compared to market rents; (3) a review of the property's expenses; (4) a review of maintenance requirements; (5) a review of the property's cash flow; (6) discussions with the manager of the property; and (7) a review of properties in the surrounding area.

Contractual Obligations

We have contractual obligations and commitments primarily with regards to the payment of mortgages. The following table aggregates our expected contractual obligations and commitments and includes items not accrued, per Generally Accepted Accounting Principles, through the term of the obligation such as interest expense and operating leases. Our aggregate obligations subsequent to December 31, 2008 are shown in the table below (dollars in thousands);

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 years
Long-term debt obligation	$2,173,384	$382,663	$293,184	$186,083	$1,311,454
Capital lease obligation	—	—	—	—	—
Operating lease obligation	55,215	769	1,724	1,767	50,955
Purchase obligation	—				
Other long-term debt liabilities reflected on the Registrant's Balance Sheet under GAAP	147,356	147,356	—	—	—
Total	$2,375,955	$530,788	$294,908	$187,850	$1,362,409

Related Party Transactions

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of our company.

Operating Relationships

TCI received rents of $2.7 million in 2008, $2.2 million in 2007, and $846,000 in 2006 from Prime and its affiliates for rents of TCI owned properties, including One Hickory, Two Hickory, Addison Hanger, Browning Place, Fenton Place, 1010 Commons, 600 Las Colinas, Amoco, Parkway North, Stanford Corp, Thermalloy, and Senlac.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, TCI may be potentially liable for removal or remediation costs, as well as certain other potential costs, relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on TCI's business, assets or results of operations.

Inflation

The effects of inflation on TCI's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect sales values of properties and the ultimate gain to be realized from property sales. To the extent that inflation affects interest rates, TCI's earnings from short-term investments, the cost of new financings and the cost of variable interest rate debt will be affected.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

TCI's primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates and maturing debt that has to be refinanced. TCI's future operations, cash flow and fair values of financial instruments are also partially dependent on the then existing market interest rates and market equity prices.

As of December 31, 2008, our $1.2 billion debt portfolio consisted of approximately $827.6 million of fixed-rate debt, with interest rates ranging from 2.0% to 17.0% and approximately $332.7 million of variable-rate debt. Our overall weighted average interest rate at December 31, 2008 and 2007 was 7.00% and 7.12%, respectively.

TCI's interest rate sensitivity position is managed by the capital markets department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. TCI's earnings are affected as changes in short-term interest rates affect its cost of variable-rate debt and maturing fixed-rate debt.

If market interest rates for variable-rate debt average 100 basis points more in 2009 than they did during 2008, TCI's interest expense would increase and net income would decrease by $3.3 million. This amount is determined by considering the impact of hypothetical interest rates on TCI's borrowing cost. The analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in TCI's financial structure.

The following table contains only those exposures that existed at December 31, 2008. Anticipation of exposures or risk on positions that could possibly arise was not considered. TCI's ultimate interest rate risk and its effect on operations will depend on future capital market exposures, which cannot be anticipated with a probable assurance level (dollars in thousands).

	2009	2010	2011	2012	2013	Thereafter	Total
Assets							
Market securities at fair value							$ 2,775
Note Receivable							
Variable interest rate—fair value							$ 12,288
Instrument's maturities	$ 6,159	$ 3,354	$ 2,775	$ —	$ —	$ —	$ 12,288
Instrument's amortization	—	—	—	—	—	—	—
Interest	327	241	109	—	—	—	677
Average Rate	5.2%	4.9%	5.3%	0.0%	0.0%		
Fixed interest rate—fair value							$ 23,966
Instrument's maturities	$ 17,280	$ —	$ —	$ 1,875	$ 2,407	$ 2,404	$ 23,966
Instrument's amortization	—	—	—	—	—	—	—
Interest	549	507	507	396	345	84	2,388
Average Rate	8.1%	7.5%	7.5%	7.5%	8.0%		

Notes Payable	2009	2010	2011	2012	2013	Thereafter	Total
Variable interest rate—fair value							$332,759
Instrument's maturities	$200,327	$66,127	$25,049	$ 4,840	$ 3,197	$ 3,262	$302,802
Instrument's amortization	8,058	4,891	3,135	1,372	864	11,637	29,957
Interest	20,618	11,627	3,248	1,728	1,125	6,151	44,497
Average Rate	5.41%	5.19%	3.99%	3.72%	5.07%		
Fixed interest rate—fair value							$827,637
Instrument's maturities	$ 86,681	$28,493	$40,058	$ 2,281	$74,360	$118,914	$350,787
Instrument's amortization	12,876	9,592	7,528	7,420	7,145	432,289	476,850
Interest	54,103	48,445	44,992	42,225	39,527	739,201	968,493
Average Rate	7.21%	6.52%	6.21%	6.28%	6.23%		

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted because they are not required, are not applicable or the information required is included in the Financial Statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and
Stockholders of Transcontinental Realty Investors, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Transcontinental Realty Investors, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows each for each of the years in the three-year period ended December 31, 2008. Transcontinental Realty Investors, Inc's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 21, Transcontinental Realty Investors, Inc.'s management intends to sell land and income producing properties and refinance or extend debt secured by real estate to meet the Company's liquidity needs.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transcontinental Realty Investors, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and IV are presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

FARMER, FUQUA & HUFF, PC

Plano, Texas
March 27, 2009

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(dollars in thousands, except share and par value amounts)	
Assets		
Real estate, at cost	$1,526,016	$1,327,913
Real estate held for sale at cost, net of depreciation ($0 for 2008 and $21,598 for 2007)	8,018	69,561
Real estate subject to sales contracts at cost, net of depreciation ($12,226 for 2008 and $8,713 for 2007)	60,807	64,320
Less accumulated depreciation	(114,050)	(97,368)
Total real estate	1,480,791	1,364,426
Notes and interest receivable		
Performing (including $17,323 in 2008 and $4,339 in 2007 from affiliates and related parties)	42,413	34,677
Non-performing	—	—
Less allowance for estimated losses	(3,293)	(1,978)
Total notes and interest receivable	39,120	32,699
Cash and cash equivalents	5,983	11,239
Investments in securities	2,775	13,157
Investments in unconsolidated subsidiaries and investees	23,365	27,569
Other assets (including $1,077 in 2008 and $151 in 2007 from affiliates and related parties)	88,033	72,099
Total assets	$1,640,067	$1,521,189
Liabilities and Shareholders' Equity		
Liabilities:		
Notes and interest payable (including $9,103 in 2008 and $8,270 in 2007 to affiliates and related parties)	$1,100,852	$1,007,226
Notes related to assets held-for-sale	4,191	107,847
Notes related to subject to sales contracts	62,972	62,513
Accounts payable and other liabilities (including $62,367 in 2008 and $2,807 in 2007 to affiliates and related parties)	147,356	56,501
	1,315,371	1,234,087
Commitments and contingencies:		
Minority interest	13,769	1,621
Shareholders' equity:		
Preferred Stock, Series C: $.01 par value, authorized 10,000,000 shares, issued and outstanding 30,000 shares in 2008 and 2007 respectively (liquidation preference $100 per share). Series D: $.01 par value, authorized, issued and outstanding 100,000 shares in 2008 and 2007 respectively	1	1
Common Stock, $.01 par value, authorized 10,000,000 shares; issued and outstanding 8,113,669 for 2008 and 8,113,669 shares issued and 8,078,966 outstanding in 2007	81	81
Treasury stock	—	(577)
Paid-in capital	263,290	274,733
Retained earnings	44,980	12,771
Accumulated other comprehensive income (loss)	2,575	(1,528)
Total shareholders' equity	310,927	285,481
Total liabilities and shareholders' equity	$1,640,067	$1,521,189

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2008	2007	2006
	(dollars in thousands, except share and per share amounts)		
Revenues:			
Rental and other property revenues (including $2,754 and $2,211 and $846 in 2008 and 2007 and 2006 respectively from affiliates and related parties)	$ 142,344	$ 127,932	$ 100,591
Expenses:			
Property operating expenses (including $7,117 and $7,372 and $6,424 in 2008 and 2007 and 2006 respectively from affiliates and related parties)	88,035	74,470	61,134
Depreciation and amortization	24,938	21,731	19,586
General and administrative (including $4,372 and $3,409 and $2,778 in 2008 and 2007 and 2006 respectively from affiliates and related parties)	10,704	9,793	3,994
Advisory fee to affiliate	12,064	10,704	8,626
Total operating expenses	135,741	116,698	93,340
Operating income	6,603	11,234	7,251
Other income (expense):			
Interest income (including $1,052 and $3,600 and $1,931 in 2008 and 2007 and 2006 respectively from affiliates and related parties)	3,011	2,257	2,698
Other income (including $216 and $0 and $0 in 2008 and 2007 and 2006 respectively from affiliates and related parties)	4,135	1,805	928
Mortgage and loan interest (including $2,729 and $603 and $693 in 2008 and 2007 and 2006 respectively from affiliates and related parties)	(74,493)	(66,995)	(47,346)
Earnings from unconsolidated subsidiaries and investees	(1,096)	1,502	890
Involuntary conversion	—	34,771	20,479
Provision for allowance on notes receivable and impairment	(7,417)	(3,686)	—
Litigation settlement	—	—	—
Total other expenses	(75,860)	(30,346)	(22,351)
Loss before gain on land sales, minority interest, and income tax benefit	(69,257)	(19,112)	(15,100)
Gain on land sales	4,798	11,956	11,421
Minority interest	654	50	393
Loss from continuing operations before income tax benefit	(63,805)	(7,106)	(3,286)
Income tax benefit	33,548	8,174	4,828
Net income (loss) from continuing operations	(30,257)	1,068	1,542
Income from discontinued operations, net of minority interest before income tax expense	96,102	15,451	3,021
Income tax expense	(33,636)	(5,408)	(1,057)
Net income from discontinuing operations , net of minority interest	62,466	10,043	1,964
Net income	32,209	11,111	3,506
Preferred dividend requirement	(975)	(925)	(210)
Net income applicable to common shares	$ 31,234	$ 10,186	$ 3,296
Earnings per share—basic			
Income (loss) from continuing operations	$ (3.86)	$ 0.02	$ 0.17
Discontinued operations	7.72	1.26	0.25
Net income applicable to common shares	$ 3.86	$ 1.28	$ 0.42
Earnings per share—diluted			
Income (loss) from continuing operations	$ (3.86)	$ 0.02	$ 0.15
Discontinued operations	7.72	1.22	0.25
Net income (loss) applicable to common shares	$ 3.86	$ 1.24	$ 0.40
Weighted average common share used in computing earnings per share	8,086,640	7,953,676	7,900,869
Weighted average common share used in computing diluted earnings per share	8,086,640	8,188,602	8,180,401

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock Shares	Common Stock Amount	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Capital
				(dollars in thousands)				
Balance, December 31, 2005	$—	8,113,669	$ 81	$(3,086)	$256,494	$ (1,846)	$ (464)	$251,179
Unrealized loss on foreign currency translation	—	—	—	—	—	—	(790)	(790)
Unrealized gain on investment securities	—	—	—	—	—	—	2,321	2,321
Series D preferred stock	1	—	—	—	9,999	—	—	10,000
Series D preferred stock dividends (7% per year)	—	—	—	—	(77)	—	—	(77)
Series C preferred stock dividends	—	—	—	—	(210)	—	—	(210)
Net income	—	—	—	—		3,506	—	3,506
Balance, December 31, 2006	1	8,113,669	81	(3,086)	266,206	1,660	1,067	265,929
Unrealized gain on foreign currency translation	—	—	—	—	—	—	3,388	3,388
Unrealized loss on investment securities	—	—	—	—	—	—	(5,983)	(5,983)
Series D preferred stock dividends (7% per year)	—	—	—	—	(715)	—	—	(715)
Series C preferred stock dividends	—	—	—	—	(210)	—	—	(210)
Net income	—	—	—	—	—	11,111	—	11,111
Acquisition of minority interest	—	—	—	—	9,452	—	—	9,452
Repurchase/sale of treasury shares, net	—	—	—	2,509	—	—	—	2,509
Balance, December 31, 2007	1	8,113,669	81	(577)	274,733	12,771	(1,528)	285,481
Unrealized gain on foreign currency translation	—	—	—	—	—	—	9,685	9,685
Unrealized loss on investment securities	—	—	—	—	—	—	(5,582)	(5,582)
Series D preferred stock dividends (7% per year)	—	—	—	—	(765)	—	—	(765)
Series C preferred stock dividends	—	—	—	—	(210)	—	—	(210)
Net income	—	—	—	—	—	32,209	—	32,209
Acquisition of minority interest	—	—	—	—	(10,468)	—	—	(10,468)
Repurchase/sale of treasury shares, net	—	—	—	577	—	—	—	577
Balance, December 31, 2008	$ 1	8,113,669	$ 81	$ —	$263,290	$44,980	$ 2,575	$310,927

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2008	2007	2006
	(dollars in thousands)		
Cash Flow From Operating Activities:			
Net income applicable to common shares	$ 31,234	$ 10,186	$ 3,296
Adjustments to reconcile net loss applicable to common shares to net cash used in operating activities:			
Gain on sale of land	(4,798)	(11,956)	(11,421)
Depreciation and amortization	25,228	25,459	25,408
Provision for allowance of notes receivable and impairment	7,417	1,317	(2)
Amortization of deferred borrowing costs	7,110	4,876	3,049
Earnings from unconsolidated subsidiaries and investees	(5,210)	(1,502)	(890)
Change in minority interest	(654)	(50)	(393)
Gain (loss) on foreign currency translation	—	—	—
Gain on sale of income producing properties	(104,411)	(20,919)	(5,689)
(Increase) decrease in assets:			
Accrued interest receivable	(1,749)	(420)	788
Other assets	395	2,753	(9,146)
Prepaid expense	(1,182)	(2,496)	—
Escrow	(21,758)	(2,018)	—
Earnest money	1,618	9,149	(9,446)
Rent receivables	(819)	(1,271)	—
(Increase) decrease in liabilities:			
Accrued interest payable	(2,983)	(462)	664
Intercompany change	62,367	(6,614)	(1,684)
Other liabilities	28,602	(6,150)	108
Net cash provided by (used in) operating activities	20,407	(118)	(5,358)
Cash Flow From Investing Activities:			
Proceeds from notes receivables ($3,349 in 2008, $4,111 in 2007, $0 in 2006 from affiliates)	(4,487)	13,812	6,973
Acquisition of land held for development	(54,744)	(24,940)	—
Proceeds from sales of income producing properties	162,859	40,458	47,869
Proceeds from sale of land	16,382	59,699	—
Investment in unconsolidated real estate entities	14,586	1,115	(5,024)
Improvement of land held for development	(1,789)	(2,859)	—
Improvement of income producing properties	(15,547)	(12,890)	(34,739)
Acquisition of minority interest	12,148	2,884	—
Investment in marketable equity securities	—	—	—
Acquisition of income producing properties	(64,466)	(114,258)	(150,748)
Construction and development of new properties	(130,151)	(193,864)	—
Net cash used in investing activities	(65,209)	(230,843)	(135,669)
Cash Flow From Financing Activities:			
Proceeds from notes payable ($10,850 in 2008, $8,669 in 2007, $0 in 2006 from affiliates)	190,444	431,168	242,134
Recurring amortization of principal on notes payable	(17,111)	—	—
Payments on maturing notes payable	(140,202)	(183,188)	(95,289)
Deferred financing costs	5,838	(10,006)	(6,477)
Repurchase/sale of treasury stock	577	(577)	—
Net cash provided by financing activities	39,546	237,397	140,368
Net increase (decrease) in cash and cash equivalents	(5,256)	6,436	(659)
Cash and cash equivalents, beginning of period	11,239	4,803	5,462
Cash and cash equivalents, end of period	$ 5,983	$ 11,239	$ 4,803

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	For the Years Ended December 31,		
	2008	2007	2006
	(dollars in thousands)		
Supplemental disclosures of cash flow information:			
Cash paid for interest	$77,247	$76,847	$50,652
Cash paid for income taxes, net of refunds	—	—	—
Schedule of noncash investing and financing activities:			
Unrealized foreign currency translation gain (loss)	$ 9,685	$ 3,388	$ 790
Unrealized gain (loss) on marketable securities	$ (5,582)	$ (5,983)	$ 2,321
Note receivable allowance	$ (1,500)	—	—
Note receivable for treasury stock	—	$ 3,353	—
Land exchanged with affiliated party	—	$ (900)	—
Note payable paid by affiliate on purchase of real estate	—	—	$10,475
Increase in minority interest related to acquisition of real estate	—	—	$15,321
Real estate purchased from affiliate decreasing affiliate receivable	—	—	$12,214
Note payable assumed to decrease affiliate payable	—	—	$ 5,150
Funds collected by affiliate for property damage insurance reimbursement	—	—	$ 1,500
Issue of Series D Preferred Stock and reduction of payable to affiliate	—	—	$41,040
	—	—	$10,000

The accompanying notes are an integral part of these consolidated financial statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Transcontinental Realty Investors, Inc. and consolidated entities have been prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in Note 1. "Summary of Significant Accounting Policies." The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances for 2006 and 2007 have been reclassified to conform to the 2008 presentation.

NOTE 1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and business. Transcontinental Realty Investors, Inc. ("TCI"), a Nevada corporation, is successor to a California business trust which was organized on September 6, 1983, and commenced operations on January 31, 1984. TCI invests in real estate through direct ownership, leases and partnerships and it also invests in mortgage loans on real estate. In October 2001, TCI announced a preliminary agreement for the acquisition of TCI by American Realty Investors, Inc. ("ARL"). See Note 21. "Commitments, Contingencies and Liquidity."

Basis of consolidation. The accompanying Consolidated Financial Statements include the accounts of the Company, its subsidiaries, generally all of which are wholly-owned, and all entities in which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity in accordance with the provisions and guidance of Interpretation No. 46(R), Consolidation of Variable Interest Entities ("FIN No. 46(R)") or meets certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). Controlling interest in an entity is normally determined by the ownership of a majority of the entity's voting interests; however, other determining factors include, but may not be limited to, whether the Company provides significant financial support and bears a majority of the financial risks, authorizes certain capital transactions such as the purchase, sale or financing of material assets or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year ended. Actual results could differ from those estimates.

Interest recognition on notes receivable. It is TCI's policy to cease recognizing interest income on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

Allowance for estimated losses. Valuation allowances are provided for estimated losses on notes receivable considered to be impaired. Impairment is considered to exist when it is probable that all amounts due under the terms of the note will not be collected. Valuation allowances are provided for estimated losses on notes receivable to the extent that the Company's investment in the note exceeds the estimated fair value of the collateral securing such note.

Recent Accounting pronouncements. In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* ("SFAS No. 157"). SFAS No. 157 defines fair value and establishes a framework for measuring fair value, which includes a hierarchy based on the quality of inputs used to measure fair value. SFAS No. 157 also expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. SFAS No. 157 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The levels of the SFAS No. 157 fair value hierarchy are described as follows:

- Level 1—Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
- Level 2—Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.
- Level 3—Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

SFAS No. 157 became effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also removed certain leasing transactions from the scope of SFAS No. 157. On January 1, 2008, the Company adopted SFAS No. 157. The Company currently does not have any non-financial assets or non-financial liabilities that are required to be measured under SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115." ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 became effective for fiscal years beginning after November 15, 2007. On January 1, 2008, the Company adopted SFAS No. 159 and has currently not elected to measure any financial instruments or other items (not currently required to be measured at fair value) at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised in 2007) ("SFAS No. 141R"), "Business Combinations." SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combinations. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing accounting principles until January 1, 2009. The Company expects SFAS No. 141R will affect the Company's consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, term and size of the acquisitions, if any, the Company consummates after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, and will impact the recording of minority interest. The Company is currently evaluating the effects the adoption of SFAS No. 160 will have on its financial position and results of operations.

Real estate held for investment and depreciation. Real estate held for investment is carried at cost. Statement of Financial Accounting Standards No. 144 ("SFAS No. 144") requires that a property be considered impaired, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property. If impairment exists, an impairment loss is recognized, by a charge against earnings, equal to the amount by which the carrying amount of the property exceeds the fair value of the property. If impairment of a property is recognized, the carrying amount of the property is reduced by the amount of the impairment, and a new cost for the property is established. Such new cost is depreciated over the property's remaining useful life. Depreciation is provided by the straight-line method over estimated useful lives, which range from five to 40 years.

Real estate held-for-sale. Foreclosed real estate is initially recorded at new cost, defined as the lower of original cost or fair value minus estimated cost of sale. SFAS No. 144 also requires properties held for sale be reported at the lower of carrying amount or fair value less costs of sale. If a reduction in a held for sale property's carrying amount to fair value less costs of sale is required, a provision for loss is recognized by a charge against earnings. Subsequent revisions, either upward or downward, to a held for sale property's estimated fair value less costs of sale is recorded as an adjustment to the property's carrying amount, but not in excess of the property's carrying amount when originally classified as held for sale. A corresponding charge against or credit to earnings is recognized. Properties held for sale are not depreciated.

Foreign Currency Translation. Assets and liabilities of TCI's foreign subsidiaries are translated using exchange rates as of the current balance sheet date, and revenues and expenses are translated using exchange rates as determined throughout the year. Unrealized gains or losses from translations are included in Accumulated Other Comprehensive Income, as a separate component of the Company's stockholders' equity. Gains or losses resulting from foreign currency transactions are translated to local currency at the rates of exchange prevailing at the dates of the transactions. The effect of the transaction's gain or loss is included in the caption "Gain/(loss) on foreign currency transaction" in TCI's Consolidated Statement of Operations.

Recognition of Rental Income. Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered.

Revenue recognition on the sale of real estate. Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"), as amended by SFAS No. 144. Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery or financing method, whichever is appropriate. When TCI provides seller financing, gain is not recognized at the time of sale unless the buyer's initial investment and continuing investment are deemed to be adequate as determined by SFAS No. 66 guidelines.

Investment in non-controlled equity investees. The equity method is used to account for investments in partnerships which TCI does not control but for which significant influence can be exerted, and for its investment in the shares of common stock of Income Opportunity Realty Investors, Inc., ("IOT") and ARL. Under the equity method, an initial investment, recorded at cost, is increased by a proportionate share of the investee's operating income and any additional advances and decreased by a proportionate share of the investee's operating losses and distributions received.

Operating segments. Management has determined reportable operating segments to be those that are used for internal reporting purposes, which disaggregates operations by type of real estate.

Fair value of financial instruments. The following assumptions were used in estimating the fair value of notes receivable and notes payable. For performing notes receivable, the fair value was estimated by discounting future cash flows using current interest rates for similar loans. For non-performing notes receivable, the estimated fair value of TCI's interest in the collateral property was used. For notes payable, the fair value was estimated using current rates for mortgages with similar terms and maturities.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Earnings per share. Earnings per share "(EPS)" have been computed pursuant to the provisions of SFAS No. 128 "Earnings Per Share". The computation of basic EPS is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Shares issued during the period shall be weighted for the portion of the period that they were outstanding. As of December 31, 2008, we have 25,000 shares of stock options outstanding. These options are considered in the computation of diluted earnings per share if the effect of applying the treasury stock method is dilutive. We have 30,000 shares of Series C Cumulative Convertible Preferred Stock issued and outstanding. The stock has a liquidation preference of $100.00 per share. After September 30, 2006, the stock may be converted into Common Stock at 90% of the daily average closing price of the Common Stock for the prior five trading days. The effects of the Series C Cumulative Convertible Preferred Stock are included in the dilutive earnings per share if applying the if-converted method is dilutive. At December 31, 2008, 2007 and 2006, the preferred stock and the stock options were anti-dilutive and thus not included in the EPS calculation.

Stock-based employee compensation. The Company previously accounted for its stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payments", which revised SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements and forfeitures to be estimated at the grant date rather than as they occur. The Company previously based its estimated forfeiture rate on historical forfeitures of all stock option grants. The Company adopted SFAS No. 123(R) effective January 1, 2006, using the modified-prospective method and applied the provisions of SFAS No. 123(R) to all share-based compensation. All of TCI's stock options were fully vested as of January 1, 2006 and TCI had no outstanding stock option grants that were modified or settled after January 1, 2006; therefore, the adoption of SFAS No. 123(R) had no material effect on the Company's results of operations for the year ended December 31, 2006. The Directors Stock option plan was terminated in December of 2005.

NOTE 2. *REAL ESTATE*

A summary of our real estate transactions for the year ended December 31, 2008 is listed below (dollars in thousands):

	2008	2007
Apartments	$ 653,023	$ 428,354
Apartments under construction	56,195	153,214
Other developments in progress	221,756	99,513
Commercial properties	406,798	362,070
Hotels	—	39,274
Land held for development	188,244	245,488
Real estate held for sale	8,018	91,159
Real estate subject to sales contract	73,033	73,033
Total Real Estate	1,607,067	1,492,105
Less accumulated deprecation	(126,276)	(127,679)
	$1,480,791	$1,364,426

The following is a brief description of the most significant property acquisitions and sales in 2008.

Woodmont TCI XIV, LP

On January 15, 2008, we purchased 4.0 acres of land in Dallas, Texas known as Woodmont TCI XIV, LP land for $6.4 million. We financed the transaction with $1.9 million cash, a new mortgage of $4.1 million with a commercial lender and accrued $400,000 in commissions payable. The mortgage is secured by the property and accrues interest at Prime plus 0.75%.

Midland Odessa

On January 25, 2008, we sold 14 apartment complexes in a single transaction for an aggregate sales price of $89.9 million and recorded a gain on sale of $65.5 million. We received cash of $25.8 million after paying off existing mortgages of $56.6 million, and $7.5 million in commissions and other closing costs.

The properties consisted of:

Forty-Four Hundred Apartments, a 92-unit complex in Midland, Texas;

Arbor Pointe, a 194-unit complex in Odessa, Texas;

Ashton Way, a 178-unit complex in Midland, Texas;

Autumn Chase, a 94-unit complex in Midland, Texas;

Courtyard Apartments, a 133-unit complex in Midland, Texas;

Coventry Point, a 120-unit complex in Midland, Texas;

Fairway, a 152-unit complex in Longview, Texas;

Fountains at Waterford, a 172-unit complex in Midland, Texas;

Hunters Glen, a 260-unit complex in Midland, Texas;

Southgate, a 180-unit complex in Odessa, Texas;

Sunchase, a 300-unit complex in Odessa, Texas;

Thornwood, a 109-unit complex in Midland, Texas;

Westwood, a 79-unit complex in Odessa, Texas; and

Woodview, a 232-unit complex in Odessa, Texas.

Lexington

On January 31, 2008, we sold the Lexington office building, a 75,000 square foot commercial building located in Colorado Springs, Colorado for $5.4 million. We received cash of $1.6 million after paying off the existing mortgage of $3.5 million and $300,000 in closing costs. We recorded a $700,000 gain on sale.

Fairway View

On February 6, 2008, we sold the Fairway View Apartments, a 264-unit complex located in El Paso, Texas for $10.3 million recording a gain on sale of $6.0 million. We received $4.8 million in cash after paying off the existing mortgage of $5.3 million and closing costs.

Chicago Hotels

On February 14, 2008, we sold three hotels located in Chicago, Illinois in a single transaction for $30.0 million recording a gain on sale of $18.4 million. We received cash of $9.8 million after paying off existing mortgages of $18.5 million and closing costs. The properties consisted of:

City Suites Hotel, a 45-room hotel;

Majestic Hotel, a 55-room hotel; and

Willows Hotel, a 52-room hotel.

Hotel Akademia

On March 28, 2008, we sold all of our shares in S.P. Zoo (a Polish Corporation) for $11.8 million. The sale of the shares represented our 66.67% interest in the Radisson-SAS Hotel Akademia, a 161-room hotel located in Wroclaw, Poland. We received cash of $11.8 million upon sale of our shares and recorded a gain on sale of $7.7 million.

Bridgewood Ranch

On April 2, 2008, we acquired the Bridgewood Ranch apartments, a 106-unit complex located in Kaufman, Texas for $7.6 million. We financed the purchase with a new mortgage (secured by the property) of $5.1 million, cash of $1.3 million, and $1.2 million in liabilities. The mortgage accrues interest at the higher rate of 6.75% or Prime plus 0.25% and matures in March 31, 2019.

Quail Hollow

On April 16, 2008, we acquired the Quail Hollow apartments, a 200-unit complex located in Holland, Ohio for $14.1 million. We financed the purchase with a new mortgage (secured by the property) of $11.5 million, cash of $77,000, and $2.6 million in liabilities. The mortgage accrues interest at 7.00% and matures in October 2011.

Valley Ranch

On June 10, 2008, we sold 20.6 acres of undeveloped land known as Valley Ranch, located in Irving, Texas for $7.2 million, recording a $1.9 million gain on sale. We received $2.0 million in cash and provided $2.2 million in seller financing, after paying down $2.9 million in existing debt, and incurring $100,000 in closing costs.

Stanford Centre

On June 26, 2008, we purchased the Stanford Centre, a 274,684 square foot commercial building located in Dallas, Texas including 3.1 acres of land, for $38.8 million. We financed the transaction with $11.5 million in cash and a $26.1 million mortgage from a commercial bank. In addition, we incurred $1.2 million in accruals and credits at closing. The note accrues interest at LIBOR plus 3.75% and matures on July 1, 2011.

Las Colinas

On July 23, 2008, we purchased 24.1 acres of land known as Las Colinas land located in Irving, Texas for $6.7 million. We financed the transaction with $2.2 million in cash and a $4.5 million mortgage secured by the property. The note accrues interest at Prime plus 4.00% and matures on July 23, 2010.

Windmill Farms Harlan

On July 23, 2008, we purchased 246.0 acres of land known as Windmill Farms Harlan land located in Kaufman County, Texas for $6.8 million. We financed the transaction with $1.3 million cash and seller financing of $5.5 million. The note accrues interest at 2.00% for the first year, 4.00% for the second year and 6.00% for the third year and each year thereafter and matures on July 23, 2013.

Travis Ranch

On August 12, 2008, we purchased 833.4 acres of land in Forney, Texas known as Travis Ranch land for $18.7 million. We financed the transaction with $2.2 million cash, a $5.8 million loan with a commercial lender and a $7.5 million loan provided by the seller. In addition, we accrued $3.2 million in commissions and closing costs. The commercial note and seller financing both accrue interest at 5.00% and are due upon demand.

Mountain Plaza

On October 15, 2008, we sold the Mountain Plaza apartments, a 188-unit complex, located in El Paso, Texas for $7.9 million. We received $1.1 million in cash, after providing seller financing of $1.9 million. The buyer assumed the existing mortgage of $4.9 million secured by the property

NOTE 3. *NOTES AND INTEREST RECEIVABLE*

A portion of our assets are invested in mortgage notes receivable, principally secured by real estate. We may originate mortgage loans in conjunction with providing purchase money financing of property sales. Notes receivable are generally collateralized by real estate or interests in real estate and personal guarantees of the borrower and, unless noted otherwise, are so secured Management intends to service and hold for investment the mortgage notes in our portfolio. A majority of the notes receivable provide for principal to be paid at maturity. Our mortgage notes receivable consist of first, wraparound and junior mortgage loans (dollars in thousands).

Borrower	Maturity Date	Interest Rate	Amount	Security
Performing loans:				
3334Z APTS, LP	04/12	6.50%	$ 1,875	100% Interest in 3334Z Apartments
400 St. Paul	01/09	9.25%	3,612	Office building, Dallas, TX
Atlantic Hotels, LLC[(1)]	08/09	8.50%	2,000	Atlantic Sands Hotel, Virginia Beach, VA
Basic Capital Management[(1)]	10/11	7.00%	1,252	Industrial building, Arlington, TX
Basic Capital Management[(1)]	10/11	7.00%	1,523	Retail building, Cary, NC
CTMGT Travis Ranch, LLC	08/14	6.00%	2,404	Unsecured
CTMGT Travis Ranch, LLC	Demand	5.00%	4,866	Unsecured
Dallas Fund XVII LP	10/09	9.00%	5,499	Assignment of partnership interests
Garden Centura LP[(1)]	N/A	7.00%	4,026	Excess cash flow from partnership
Miscellaneous related party notes[(1)]	Various	Various	1,431	Various secured interest
Miscellaneous non-related party notes	Various	Various	381	Various secured interest
Ocean Beach Partners[(1)]	12/09	7.00%	3,279	Folsom Land (36 acres in Farmers Branch, TX)
Pioneer Austin Development	10/13	10.00%	2,407	33 acres undeveloped land, Austin, TX
Syntek Acquisition Corp[(1)]	08/10	Prime +1.00%	3,354	Unsecured
Thornwood Wrap Note, ICC Surfwood	07/09	7.50%	1,638	Unsecured
Accrued interest			2,866	
Allowance for estimated losses			(3,293)	
Total			$39,120	

(1) Related Party

Junior Mortgage Loans. We may invest in junior mortgage loans, secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such loans ordinarily includes the real estate on which the loan is made, other collateral and personal guarantees by the borrower. The Board of Directors restricts investment in junior mortgage loans, excluding wraparound mortgage loans, to not more than 10.0% of our assets. At December 31, 2008, 2.0% of our assets were invested in junior and wraparound mortgage loans.

As of December 31, 2008, the obligors on $17.3 million or 44% of the mortgage notes receivable portfolio were due from affiliated entities. At December 31, 2008, 2.4% of our assets were invested in notes and interest receivable.

Related Party

In 2008, TCI paid Prime, its affiliates and related parties $12.0 million in advisory fees, $10.9 million incentive and net income fees, $0.2 million in mortgage brokerage and equity refinancing fees, $2.8 million in property and construction management, and leasing commissions, $3.9 million in property acquisition fees, $4.7 million in real estate brokerage commissions, $3.4 million in construction supervision fees. In addition, as provided in the Advisory Agreement, Prime received cost reimbursements of $4.3 million.

NOTE 4. *ALLOWANCE FOR ESTIMATED LOSSES*

The allowance account was reviewed and increased in 2007 and 2008. There were no allowances for receivables in 2006 as shown below (dollars in thousands).

	2008	2007	2006
Balance January 1,	$ 1,978	$ —	$—
(Decrease) Increase in provision	1,315	1,978	—
Balance December 31,	$ 3,293	$1,978	$—

NOTE 5. *INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES AND INVESTEES*

Investments in unconsolidated subsidiaries, jointly owned companies and other investees in which we have a 20% to 50% interest or otherwise exercise significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, via the equity method of accounting. American Realty Investors, Inc. ("ARL") is our parent company. Income Opportunity Investors, Inc. ("IOT") is a related entity. Both ARL and IOT are considered unconsolidated subsidiaries.

Investments accounted for via the equity method consists of the following:

	Percent ownership	
Investee	**2008**	**2007**
American Realty Investors, Inc.[(1)]	3%	6%
Income Opportunity Investors, Inc.[(1)]	25%	25%
Garden Centura	5%	5%

(1) Unconsolidated subsidiary

Our interest in the common stock of ARL and our partnership interest in Garden Centura, LLP in the amount of 3% and 5% respectively, are accounted for under the equity method because we exercise significant influence over the operations and financial activities. Accordingly, the investments are carried at cost, adjusted for the companies' proportionate share of earnings or losses.

The market values, other than unconsolidated subsidiaries, as of the year ended December 31, 2008 and 2007 were not determinable as there were no readily traded markets for these entities.

The following is a summary of the financial position and results of operations from our unconsolidated subsidiaries and investees (dollars in thousands):

2008	Unconsolidated Subsidiaries	Other Investees	Total
Real estate, net of accumulated depreciation	$ 274,242	$ 79,436	$ 353,678
Notes Receivable	82,840	—	82,840
Other assets	229,081	6,841	235,922
Notes payable	(272,328)	(50,723)	(323,051)
Other liabilities	(127,288)	(2,466)	(129,754)
Shareholders equity/partners capital	$(186,547)	$(33,088)	$(219,635)
Rents and interest and other income	$ 48,132	$ 10,997	$ 59,129
Depreciation	(2,914)	(3,032)	(5,946)
Operating expenses	(46,918)	(4,149)	(51,067)
Gain on land sales	1,769	—	1,769
Interest expense	(20,527)	(3,336)	(23,863)
Income from continuing operations	(19,807)	480	(19,978)
Income from discontinued operations	41,686	—	41,686
Net income	$ 21,946	$ 480	$ 21,708
Companys proportionate share of earnings	$ 6,517	$ 24	$ 6,541

2007	Unconsolidated Subsidiaries	Other Investees	Total
Real estate, net of accumulated depreciation	$ 270,743	$ 81,389	$ 352,132
Notes Receivable	87,247	—	87,247
Other assets	238,251	7,302	245,553
Notes payable	(315,528)	(53,614)	(369,142)
Other liabilities	(109,513)	(2,469)	(111,982)
Shareholders equity/partners capital	$(171,200)	$(32,608)	$(203,808)
Rents and interest and other income	$ 59,274	$ 9,844	$ 69,118
Depreciation	(2,840)	(2,829)	(5,669)
Operating expenses	(52,038)	(4,562)	(56,600)
Gain on land sales	7,495	—	7,495
Interest expense	(25,844)	(2,846)	(28,690)
Income from continuing operations	(13,953)	(393)	(14,346)
Income from discontinued operations	29,254	—	29,254
Net income	$ 15,301	$ (393)	$ 14,908
Companys proportionate share of earnings	$ 850	$ (20)	$ 830

2006	Unconsolidated Subsidiaries	Other Investees	Total
Real estate, net of accumulated depreciation	$ 317,137	$ —	$ 317,137
Notes Receivable	58,509	—	58,509
Other assets	219,883	—	219,883
Notes payable	(307,417)	—	(307,417)
Other liabilities	(132,231)	—	(132,231)
Shareholders equity/partners capital	$(155,881)	$ —	$(155,881)
Rents and interest and other income	$ 73,864	$ —	$ 73,864
Depreciation	(5,226)	—	(5,226)
Operating expenses	(61,258)	—	(61,258)
Gain on land sales	12,218	—	12,218
Interest expense	(29,452)	—	(29,452)
Income from continuing operations	(9,854)	—	(9,854)
Income from discontinued operations	20,123	—	20,123
Net income	$ 10,269	$ —	$ 10,269
Companys proportionate share of earnings	$ 698	$ —	$ 698

NOTE 6. *INVESTMENTS IN SECURITIES*

Our investments in securities include equity investments in Realty Korea CR-REIT, Ltd. ("CR-REIT"), which was traded on the Korean stock exchange until its dissolution in 2008. We currently hold this investment at its fair value while we wait for our final distribution. We account for the investment as "available for trade" in accordance with FAS No. 115, as amended by FAS No.157. The methodology that we used to determine the fair value is discussed below:

The fair value of our investment in Realty Korea CR-REIT, Ltd is based on the sale and distribution of the assets. The CR-REIT was dissolved in 2008 and delisted from the Korean stock exchange, but a portion of the proceeds have yet to be distributed. Thus, we have performed a level 3 fair value analysis, which is based on anticipated proceeds which were received subsequent to year end as shown below (dollars in thousands).

		Fair Value Measurements at Reporting Date Using		
Description	**12/31/2008**	**Quoted prices in Active Markets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant Unobservable inputs (level 3)**
Trading securities	$ —	$—	$—	$ —
Available for sale securities	2,775	—	—	2,775
Total	$2,775	$—	$—	$2,775

	Investments	**Total**
Beginning Balance	$ —	$ —
Total gains or losses(realized/unrealized)		
Included in earnings	—	—
Included in other comprehensive income	2,775	2,775
Purchases, issuances, and settlements	—	—
Transfers in/or out of level 3	—	—
ending balance	$2,775	$2,775
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date	$ —	$ —

Gain and losses(realized and unrealized) included in earnings for the year ended December 31, 2008 are reported in other revenues as follows:

	Other Income
Total gains or losses included in earnings for the year ended December 31, 2008	$—
Change in unrealized gains or losses relating to assets held at reporting date	$—

NOTE 7. *NOTES AND INTEREST PAYABLE*

Notes and interest payable consists of the following (dollars in thousands):

	Balance Beginning of Year	Additional Borrowings			Repayments			Reclassifications and Other Adjustments*	Balance 12/31/2008
		Acquisitions	Developments	Refinancings	Amortization	Property Sales	Refinancings		
Apartments	$ 338,033	$16,536	$ —	$ —	$ (2,985)	$ —	$(2,882)	$ 194,477	$ 543,179
Apartments under construction	130,699	—	38,868	38,012	—	—	—	(161,001)	46,578
Other developments in progress	135,755	13,366	17,335	—	(1,453)	—	(4,777)	(30,937)	129,289
Commercial properties	231,804	27,953	—	4,000	(3,578)	—	—	(4,515)	255,664
Hotels	42,917	—	—	—	—	—	—	(42,917)	—
Land held for development	119,294	23,656	—	10,718	(6,812)	(6,855)	—	(31,806)	108,195
Corporate and other	4,425	—	—	—	(207)	(3,902)	—	10,013	10,329
Accrued interest	4,299	—	—	—	—	—	—	3,319	7,618
Real estate held for investment	$1,007,226	$81,511	$56,203	$52,730	$(15,035)	$ (10,757)	$(7,659)	$ (63,367)	$1,100,852
Real estate held for sale	$ 107,847	$ —	$ —	$ —	$ —	$(121,786)	$ —	$ 18,130	$ 4,191
Real estate subject to sales contract	$ 62,513	$ —	$ —	$ —	$ (2,076)	$ —	$ —	$ 2,535	$ 62,972

* Change is due to reclassification of grouping for discontinued operations and construction.

The table following table shows the estimated fair value of our notes payable (dollars in thousands);

	2008		2007	
	Estimated Fair Value	Book Value	Estimated Fair Value	Book Value
Note payable	$1,338,769	$1,160,396	$1,114,754	$1,172,950
Interest payable		$ 7,619		$ 4,636
		$1,168,015		$1,177,586

The scheduled principal payments of our notes payable over the next five years and thereafter are due as follows (dollars in thousands):

2009	$ 307,942
2010	109,103
2011	75,770
2012	15,913
2013	85,566
Thereafter	566,102
	$1,160,396

Notes payable at December 31, 2008, accrue interest at rates ranging from 2.0% to 17.0% per annum, and mature between 2009 and 2049. The mortgages were collateralized by deeds of trust on real estate having a net carrying value of $1.4 million.

With respect to the additional notes payable due to the acquisition of properties, a summary of some of the more significant transactions are discussed below:

Apartments

In connection with the purchase of Woodmont TCI XIV, LP land in Dallas, Texas on January 15, 2008, we financed the acquisition with a new mortgage loan of $4.1 million collateralized by the land property purchased. The note accrues interest at Prime plus 0.75%. The note is payable in monthly installments of interest only with the balance and all unpaid and accrued interest due at maturity on July 25, 2009.

In connection with the purchase of Bridgewood apartments in Kaufman, Texas on April 2, 2008, we financed the acquisition with a new mortgage loan of $5.1 million collateralized by the apartment complex purchased. The note accrues interest at Prime plus 0.25%. The note is payable in monthly installments of interest and principal through maturity on January 1, 2019, at which time all accrued unpaid interest and principal are due.

In connection with the purchase of Quail Hollow apartments in Holland, Ohio on April 16, 2008, we financed the acquisition with a new mortgage loan of $11.5 million collateralized by the apartment complex purchased. The note accrues interest at 7.00%. The note is payable in monthly installments of interest and principal through maturity on October 1, 2011, at which time all accrued unpaid interest and principal are due.

Commercial Properties

In connection with the purchase of Stanford Centre office building in Dallas, Texas on June 27, 2008, we financed the acquisition with a new mortgage loan of $26.1 million, collateralized by the office building purchased. The note accrues interest at LIBOR plus 3.75%. The note is payable in monthly installments of interest only with the balance due along with all unpaid and accrued interest due at maturity on July 1, 2011.

Land

In connection with the purchase of Las Colinas land located in Irving, Texas on July 23, 2008, we financed the acquisition with a new mortgage loan of $3.8 million and $0.7 million collateralized by the land property purchased. The notes accrue interest at prime plus 4% and prime plus 1%, respectively. The notes are payable in monthly installments of interest only with the balance and all unpaid and accrued interest due at maturity on July 23, 2010.

In connection with the purchase of Windmill Farms Harlan land located in Kaufman County, Texas on July 23, 2008, we financed the acquisition with seller financing of $5.5 million. The note accrues interest at 2.00% for the first year, 4.00% for the second year and 6.00% for the third year and each year thereafter. The note is payable in monthly installments of interest only with the balance and all unpaid and accrued interest due at maturity on July 23, 2013.

In connection with the purchase of Travis Ranch land in Forney, Texas on August 12, 2008, we financed the acquisition with a new mortgage loan of $5.8 million and seller financing of $7.5 million. The commercial note and seller financing both accrue interest at 5.00%. The balance and all unpaid and accrued interest are due upon demand.

NOTE 8. *RELATED PARTY TRANSACTIONS*

TCI received rents of $2.7 million in 2008, $2.2 million in 2007, and $846,000 in 2006 from Prime and its affiliates for rents of TCI owned properties, including One Hickory, Two Hickory, Addison Hanger, Browning Place, Fenton Place, 1010 Commons, 600 Las Colinas, Amoco, Parkway North, Stanford Centre, Thermalloy, and Senlac.

TCI financial results are consolidated with American Realty Investors, Inc. ("ARL") Form 10-K and related consolidated financial statements. As of December 31, 2008, ARL owned 82.8% of the outstanding TCI common shares.

TCI charged rent to Regis Hotel Corporation, a related party, for TCI's hotel properties that were managed by Regis Hotel Corporation as of December 31, 2008 and 2007; the receivable from Regis Hotel Corporation was $-0- and $185,000, respectively. As of December 31, 2008, TCI holds no hotel properties.

TCI pays to Regis a construction management fee of 6% on all construction projects in progress. TCI incurred construction management and supervision fees of $3.4 million for 2008 and $5.4 million for 2007.

TCI and the advisor agreed to charge interest on the outstanding balance of funds advanced to or from TCI. The interest rate, set at the beginning of each month, is the Prime rate plus 1% on the average daily cash balances advanced.

Affiliate receivables with Regis Hotel Corporation are included within Other Assets and the affiliate payables to Prime and IOT are included within Other Liabilities in the accompanying consolidated balance sheet. The following table reconciles the beginning and ending balances of affiliated accounts as of December 31, 2008 (dollars in thousands).

	Prime
Balance, December 31, 2007	$ (2,564)
Cash transfers	80,986
Cash repayments	(125,669)
Fees and commissions payable to affiliate	(35,744)
Advances due to financing proceeds	20,973
Payables through Prime	(349)
Balance, December 31, 2008	$ (62,367)

NOTE 9. *PREFERRED STOCK*

TCI issued 30,000 shares of Series C Preferred Stock. TCI's Series C Cumulative Convertible Preferred Stock consists of a maximum of 30,000 shares with a liquidation preference of $100.00 per share. Dividends are payable at the annual rate of $7.00 per share annually or $1.75 per quarter. After September 30, 2006, the Series C Preferred Stock may be converted into Common Stock at 90.0% of the daily average closing price of the Common Stock for the prior five trading days. The Series C Preferred Stock is redeemable for cash at any time at the option of TCI. At December 31, 2008, 30,000 shares of Series C Preferred Stock were issued and outstanding.

In November 2006, TCI acquired approximately 3,000 acres of partially developed land in Forney, Texas, known as Windmill Farms for approximately $50.2 million. Forney is a suburb east of the Dallas/Fort Worth Metroplex. The purchase price was paid by issuance of $10.0 million in TCI Series D Preferred Stock, as well as additional financing arranged by Prime. Immediately upon closing, TCI sold its interest in the property to ARL, for an amount equal to its investment in the property, at no gain or loss. ARL assumed all of the liabilities incurred associated with the purchase. The net $10.0 million proceeds from the sale to ARL were applied to reduce the balance due to Prime. The Series D Preferred Stock, which is not convertible into any other security, requires dividends payable at the initial rate of 7% annually. The dividend rate increases ratably from 7% to 9% in future periods.

NOTE 10. *DIVIDENDS*

TCI paid no dividends on its Common Stock in 2008, 2007 or 2006. The payment of dividends, if any, will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

NOTE 11. *STOCK OPTIONS*

In October 2000, TCI's stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provides for options to purchase up to 140,000 shares of TCI's Common Stock. Options granted pursuant to the Director's Plan are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or 10 years from the date of grant. Effective December 15, 2005 the plan was terminated. As of December 31, 2008, 25,000 options were outstanding of which 15,000 shares were exercisable at $14.25 per share, 5,000 shares were exercisable at $16.73 per share and 5,000 were exercisable at $17.64 per share.

NOTE 12. *ADVISORY AGREEMENT*

Prime Income Asset Management, LLC ("Prime"), which is owned 100% by Prime Income Asset Management, Inc., ("PIAMI"), is the contractual advisor to TCI. PIAMI is owned by Realty Advisors (80.0%) and Syntek West (20.0%), related parties. Syntek West is owned by Gene E. Phillips. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. Mr. Phillips is not an officer or director of BCM or PIAMI or Prime, but serves as a representative of the trust, is involved in daily consultation with the officers and directors of Prime and has significant influence over the conduct of Prime's business, including the rendering of advisory services and the making of investment decisions for itself and for TCI.

Under the Advisory Agreement, Prime is required to annually formulate and submit for Board approval a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity and other investments. Prime is required to report quarterly to the Board on TCI's performance against the business plan. In addition, all transactions require prior Board approval unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Prime by the Board.

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Prime shall be deemed to be in a fiduciary relationship to the stockholders and contains a broad standard governing Prime's liability for losses incurred by TCI.

The Advisory Agreement provides for Prime to be responsible for the day-to-day operations and to receive an advisory fee comprised of a gross asset fee of .0625% per month (.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves), and an annual net income fee equal to 7.5% of net income, after certain adjustments.

The Advisory Agreement also provides for Prime to receive an annual incentive sales fee. Prime or an affiliate of Prime is to receive an acquisition commission for supervising the purchase or long-term lease of real estate. Prime or an affiliate of Prime is also to receive a mortgage brokerage and equity refinancing fee for obtaining loans to or refinancing of TCI's properties. In addition, Prime receives reimbursement of certain expenses incurred by it, in the performance of advisory services for TCI.

The Advisory Agreement requires Prime or any affiliate of Prime to pay to TCI one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by TCI.

Under the Advisory Agreement, all or a portion of the annual advisory fee must be refunded if the Operating Expenses of TCI (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement.

Additionally, if management were to request that Prime render services other than those required by the Advisory Agreement, Prime or an affiliate of Prime would be separately compensated for such additional services on terms to be agreed upon from time to time. As discussed in Note 13. "Property Management," Triad Realty Services, Ltd. ("Triad"), an affiliate of Prime, provides property management services. As discussed in Note 14. "Real Estate Brokerage," Regis Realty I, LLC ("Regis I"), a related party, provided, on a non-exclusive basis, brokerage services.

NOTE 13. *PROPERTY MANAGEMENT*

Triad provides property management services for a fee of 6.0% or less of the monthly gross rents collected on residential properties and 3.0% or less of the monthly gross rents collected on commercial properties under its management. Triad subcontracts with other entities for property-level management services at various rates. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings, LLC, ("HRSHLLC"), a related party. Triad subcontracts the property-level management and leasing of 24 of TCI's commercial properties (office buildings, shopping centers and industrial warehouses) and three of its hotels to Regis I. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

Regis I provides construction management and supervision services for TCI's properties under construction. Regis I charged fees of 6.0% of certain construction costs. Those fees totaled $3.4 million, $5.4 million and $2.0 million for 2008, 2007 and 2006, respectively.

NOTE 14. *REAL ESTATE BROKERAGE*

Regis I also provides brokerage services on a non-exclusive basis and is entitled to receive a commission for property purchases and sales, in accordance with a sliding scale of total brokerage fees to be paid by TCI.

NOTE 15. *ADVISORY FEES, PROPERTY MANAGEMENT FEES, ETC.*

Cost reimbursements are allocated based on the relative market values of the company's assets. The fees paid to our advisor and cost reimbursements are detailed below.

	2008	2007	2006
	(dollars in thousands)		
Fees:			
Advisory fee	$12,064	$10,704	$ 8,626
Sales incentive fee	7,953	2,564	1,490
Net income fee	3,041	(514)	972
Property acquisition	1,041	1,279	980
Mortgage brokerage and equity refinancing	176	1,342	678
	$24,275	$15,375	$12,746
Cost reimbursements	$ 4,372	$ 3,409	$ 2,778
Rent revenue	$ 2,754	$ 2,211	$ 846

Fees paid to Triad, an affiliate, Regis I and related parties:

	2008	2007	2006
	(dollars in thousands)		
Fees:			
Property acquisition	$ 2,910	$ 2,494	$2,664
Real estate brokerage	4,724	2,367	1,358
Construction supervision	3,409	5,422	1,991
Property and construction management and leasing commissions	2,808	2,242	2,353
	$13,851	$12,525	$8,366

NOTE 16. *INCOME TAXES*

For 2008, TCI has a net taxable loss after the use of operating loss carry forwards and for 2007 and 2006, TCI had net operating losses.

The income tax expense (benefit) for 2008, 2007 and 2006 in the accompanying financial statement were calculated under a Tax Sharing and Compensating Agreement (Agreement) between TCI and ARL. In 2008, ARL had a net loss and TCI had net income. In 2007 and 2006, ARL had net income in each year and TCI had a net loss in each year. For 2008 TCI recorded a current Federal tax expense of $175,000 and in 2007 and 2006, respectively, TCI recorded a current tax benefit in the amount of $2,766,000 and $3,771,000. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%.

Current income tax expense is attributable to:

	2008	2007	2006
Income from continuing operations	$(33,461)	$(8,250)	$(5,533)
Income from discontinued operations	33,636	5,484	1,762
	$ 175	$(2,766)	$(3,771)

There was no deferred tax expense (benefit) recorded for the period as a result of the uncertainty of the future use of the deferred tax asset. The Federal income tax expense differs from the amount computed by the applying the corporate tax rate of 35% to the income before income taxes as follows:

	2008	2007	2006
Computed "expected" income tax (benefit) expense	$ 11,273	$ 3,888	$ 1,227
Book to tax differences for partnerships not consolidated for tax purposes	6,909	7,362	(2,619)
Book to tax differences for depreciation and amortization	1,003	987	811
Book to tax differences	(20,033)	(4,161)	(1,107)
Book to tax differences	0	(10,371)	(7,139)
Use of net operating loss carryforward	(2,522)	0	0
Book provision for loss	2,450	0	0
Partial valuation allowance against current net operating loss benefit	0	0	6,317
Other	1,095	(471)	(1,261)
	$ 175	$ (2,766)	$(3,771)
Alternative minimum tax	$ 144	$ —	$ —

The tax effect of temporary differences that give rise to the deferred tax asset are as follows:

	2008	2007	2006
Net operating losses	$ 15,552	$ 11,667	$ 18,281
AMT credits	1,364	1,210	1,210
Basis difference of:			
Real estate holdings	(34,829)	(18,381)	(21,975)
Notes receivable	5,962	4,712	4,711
Investments	(4,469)	(10,468)	(7,844)
Notes payable	32,143	21,856	21,918
Deferred gains	9,932	5,707	14,069
Total	25,655	16,303	30,370
Deferred tax valuation allowance	(25,655)	(16,303)	(30,370)
Net deferred tax asset	$ —	$ —	$ —

TCI has tax net operating loss carryforwards of approximately $40.9 million expiring through the year 2027.

NOTE 17. *FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES*

TCI'S real estate operations include the leasing of commercial properties (office buildings, industrial warehouses and shopping centers). The leases thereon expire at various dates through 2019. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2008. (dollars in thousands):

2009	48,924
2010	44,463
2011	37,594
2012	30,387
2013	19,852
Thereafter	35,834
	217,054

NOTE 18. *OPERATING SEGMENTS*

Our segments are based on management's method of internal reporting which classifies its operations by property type. The segments are commercial, apartments, hotels, land and other. Significant differences among the accounting policies of the operating segments as compared to the Consolidated Financial Statements principally involve the calculation and allocation of administrative expenses. Management evaluates the performance of each of the operating segments and allocates resources to them based on their operating income and cash flow.

Items of income that are not reflected in the segments are interest, other income, gain on debt extinguishment, gain on condemnation award, equity in partnerships, and gains on sale of real estate. Expenses that are not reflected in the segments are provision for losses, advisory, net income and incentive fees, general and administrative, minority interests, foreign currency transaction loss and net loss from discontinued operations before gains on sale of real estate. There are no intersegment revenues and expenses and TCI conducted all of its business within the United States, with the exception of Hotel Akademia, a 161-room hotel in Wroclaw, Poland, which was sold March 28, 2008, See "Note 2. "Real Estate".

Presented below is the Company's reportable segments' operating income including segment assets and expenditures for the years 2008, 2007 and 2006 (dollars in thousands).

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/08						
Operating revenue	$ 57,907	$ 83,249	$ —	$ 1,602	$ (414)	$ 142,344
Operating expenses	34,553	48,155	—	4,812	515	88,035
Depreciation and amortization	10,627	14,482	—	(184)	13	24,938
Mortgage and loan interest	17,987	39,067	—	12,831	4,608	74,493
Interest income	—	—	—	—	3,011	3,011
Gain on land sales	—	—	—	4,798	—	4,798
Segment operating loss	$ (5,260)	$ (18,455)	$ —	$ (11,059)	$ (2,539)	$ (37,313)
Capital expenditures	3,040	(71)	—	(159)	—	2,810
Assets	337,911	662,764	—	409,046	—	1,409,721
Property Sales						
Sales price	$ 9,383	$111,727	$41,749	$ 16,382	$ —	$ 179,241
Cost of sale	8,521	34,334	15,593	11,434	—	69,882
Deferred current gain	—	—	—	150	—	150
Recognized prior deferred gain	—	—	—	—	—	—
Gain on sale	$ 862	$ 77,393	$26,156	$ 4,798	$ —	$ 109,209

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/07						
Operating revenue	$ 57,112	$ 70,350	$ —	$ 375	$ 95	$ 127,932
Operating expenses	32,785	38,534	—	2,021	1,130	74,470
Depreciation and amortization	10,332	11,382	—	13	4	21,731
Mortgage and loan interest	17,147	30,835	—	13,120	5,893	66,995
Interest income	—	—	—	—	2,257	2,257
Gain on land sales	—	—	—	11,956	—	11,956
Segment operating loss	$ (3,152)	$ (10,401)	$ —	$ (2,823)	$ (4,675)	$ (21,051)
Capital expenditures	8,781	80	—	—	—	8,861
Assets	297,131	566,896	—	366,509	9	1,230,545
Property Sales						
Sales price	$ 9,350	$ 40,480	$ —	$ 42,588	$ —	$ 92,418
Cost of sale	5,921	28,089	—	15,391	—	49,401
Deferred current gain	—	—	—	15,241	—	15,241
Recognized prior deferred gain	5,099	—	—	—	—	5,099
Gain on sale	$ 8,528	$ 12,391	$ —	$ 11,956	$ —	$ 32,875

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/06						
Operating revenue	$ 36,886	$ 62,666	$ —	$ 963	$ 76	$ 100,591
Operating expenses	22,977	35,889	—	2,257	11	61,134
Depreciation and amortization	8,665	10,899	—	22	—	19,586
Mortgage and loan interest	10,294	27,678	—	9,546	(172)	47,346
Interest income	—	—	—	—	2,698	2,698
Gain on land sales	—	—	—	11,421	—	11,421
Segment operating income (loss)	$ (5,050)	$ (11,800)	$ —	$ 559	$ 2,935	$ (13,356)
Capital expenditures	9,753	2,529	—	(336)	—	11,946
Assets	101,500	428,288	—	186,124	281,694	997,606
Property Sales						
Sales price	$ —	$ 15,350	$ —	$ 37,834	$ —	$ 53,184
Cost of sale	—	9,661	—	26,413	—	36,074
Deferred current gain	—	—	—	—	—	—
Recognized prior deferred gain	—	—	—	—	—	—
Gain on sale	$ —	$ 5,689	$ —	$ 11,421	$ —	$ 17,110

The tables below reconcile the segment information to the corresponding amounts in the Consolidated Statements of Operations:

	2008	2007	2006
Segment operating loss	$(37,313)	$(21,051)	$(13,356)
Other non-segment items of income (expense)			
General and administrative	(10,704)	(9,793)	(3,994)
Advisory fees	(12,064)	(10,704)	(8,626)
Litigation	—	—	—
Bad debt and allowance	—	—	—
Impairment	(7,417)	(3,686)	—
Gain on involuntary conversion	—	34,771	20,479
Other income (expense)	4,135	1,805	928
Equity in earnings of investees	(1,096)	1,502	890
Minority interest	654	50	393
Deferred tax	33,548	8,174	4,828
Income (loss) from continuing operations	$(30,257)	$ 1,068	$ 1,542

SEGMENT ASSET RECONCILIATION TO TOTAL ASSETS

	2008	2007	2006
Segment assets	$1,409,721	$1,230,545	$ 997,606
Investments in real estate partnerships	26,140	40,726	39,611
Other assets	135,381	116,037	102,035
Assets held for sale	68,825	133,881	110,915
Total assets	$1,640,067	$1,521,189	$1,250,167

NOTE 19. *DISCONTINUED OPERATIONS*

The Company applies the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lesser of (1) book value or (2) fair value less cost to sell. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions.

Discontinued operations relates to properties that were either sold or repositioned as held for sale as of the year ended 2008, 2007 and 2006. Income from discontinued operations relates to 25, 31, and 34 properties that were sold or repositioned in 2008, 2007 and 2006, respectively. The following table summarizes revenue and expense information for these properties sold and held-for-sale (dollars in thousands).

	For Years Ended December 31,		
	2008	2007	2006
Revenue			
Rental	$ 5,280	$ 38,634	$ 37,710
Property operations	2,204	26,274	24,249
	3,076	12,360	13,461
Expenses			
Interest	(5,736)	(11,990)	(9,473)
General and administrative	(671)	(60)	(62)
Depreciation	(290)	(3,728)	(4,132)
	(6,697)	(15,778)	(13,667)
Net loss from discontinued operations before gains on sale of real estate	(3,621)	(3,418)	(206)
Gain on sale of discontinued operations	104,411	20,919	5,689
Equity in investee	6,306	—	—
Net income fee to affiliate	(3,041)	(2,050)	(2,462)
Net sales fee to affiliate	(7,953)	—	—
Income from discontinued operations	96,102	15,451	3,021
Tax expense	(33,636)	(5,408)	(1,057)
Net income from discontinued operations	$ 62,466	$ 10,043	$ 1,964

The Company's application of SFAS No. 144 results in the presentation of the net operating results of these qualifying properties sold or held for sale during 2008, 2007 and 2006 as income from discontinued operations. The application of SFAS No. 144 does not have an impact on net income available to common shareholders. SFAS No. 144 only impacts the presentation of these properties within the Consolidated Statements of Operations.

NOTE 20. *QUARTERLY RESULTS OF OPERATIONS*

The following is a tabulation of TCI's quarterly results of operations for the years 2008, 2007 and 2006 (unaudited, dollars in thousands):

	Three Months Ended 2008			
	March 31,	June 30,	September 30,	December 31,
2008				
Total operating revenues	$ 32,711	$ 35,774	$ 36,641	$ 37,218
Total operating expenses	33,696	32,437	33,266	36,342
Operating (loss) income	(985)	3,337	3,375	876
Other expenses	(18,177)	(16,095)	(15,386)	(26,202)
Loss before gain on land sales, minority interest, and income tax benefit (expense)	(19,162)	(12,758)	(12,011)	(25,326)
Gain on land sales	1,275	2,580	696	247
Minority interest	0	0	0	654
Income tax benefit (expense)	29,830	(1,430)	1,634	3,514
Net income (loss) from continuing operations	11,943	(11,608)	(9,681)	(20,911)
Net income (loss) from discontinuing operations, net of minority interest and income taxes	55,398	(2,655)	3,034	6,689
Net income (loss)	67,341	(14,263)	(6,647)	(14,222)
Preferred dividend requirement	(240)	(239)	(239)	(257)
Net income (loss) applicable to common shares	$ 67,101	$ (14,502)	$ (6,886)	$ (14,479)
PER SHARE DATA				
Earnings per share—basic				
Income (loss) from continuing operations	$ 1.45	$ (1.47)	$ (1.23)	$ (2.61)
Discontinued operations	6.86	(0.33)	0.38	0.81
Net income (loss) applicable to common shares	$ 8.31	$ (1.80)	$ (0.85)	$ (1.80)
Weighted average common share used in computing earnings per share	8,075,453	8,073,659	8,083,882	8,113,669
Earnings per share—diluted				
Income (loss) from continuing operations	$ 1.41	$ (1.47)	$ (1.23)	$ (2.61)
Discontinued operations	6.66	(0.33)	0.38	0.81
Net income (loss) applicable to common shares	$ 8.07	$ (1.80)	$ (0.85)	$ (1.80)
Weighted average common share used in computing diluted earnings per share	8,311,693	8,073,659	8,083,882	8,113,669

TRANSCONTINENTAL REALTY INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Three Months Ended 2007			
	March 31,	June 30,	September 30,	December 31,
2007				
Total operating revenues	$ 30,671	$ 32,168	$ 32,433	$ 32,660
Total operating expenses	27,004	28,974	28,501	32,219
Operating income	3,667	3,194	3,932	441
Other income (expense)	(12,588)	(16,067)	(22,029)	20,338
Income (loss) before gain on land sales, minority interest, and income tax benefit (expense)	(8,921)	(12,873)	(18,097)	20,779
Gain on land sales	4,769	(3,651)	5,755	5,083
Minority interest	30	(26)	19	27
Income tax benefit (expense)	(745)	1,028	2,931	4,960
Net income (loss) from continuing operations	(4,867)	(15,522)	(9,392)	30,849
Net income (loss) from discontinuing operations, net of minority interest	(1,384)	1,909	5,443	4,075
Net income (loss)	(6,251)	(13,613)	(3,949)	34,924
Preferred dividend requirement	(228)	(227)	(229)	(241)
Net income (loss) applicable to common shares	$ (6,479)	$ (13,840)	$ (4,178)	$ 34,683
PER SHARE DATA				
Earnings per share—basic				
Income (loss) from continuing operations	$ (0.64)	$ (1.99)	$ (1.22)	$ 3.87
Discontinued operations	(0.18)	0.24	0.69	0.51
Net income (loss) applicable to common shares	$ (0.82)	$ (1.75)	$ (0.53)	$ 4.38
Weighted average common share used in computing diluted earnings per share	7,900,213	7,881,232	7,942,089	8,082,949
Earnings per share —diluted				
Income (loss) from continuing operations	$ (0.64)	$ (1.99)	$ (1.22)	$ 3.68
Discontinued operations	(0.18)	0.24	0.69	0.49
Net income (loss) applicable to common shares	$ (0.82)	$ (1.75)	$ (0.53)	$ 4.17
Weighted average common share used in computing diluted earnings per share	7,900,213	7,881,232	7,942,089	8,317,885

	Three Months Ended 2006			
	March 31,	June 30,	September 30,	December 31,
2006				
Total operating revenues	$ 23,565	$ 23,958	$ 26,352	$ 26,716
Total operating expenses	20,871	21,043	24,808	26,618
Operating income	2,694	2,915	1,544	98
Other income (expense)	(9,874)	(10,906)	(10,963)	9,392
Income (loss) before gain on land sales, minority interest, and income tax benefit (expense)	(7,180)	(7,991)	(9,419)	9,490
Gain on land sales	331	8,690	2,973	(573)
Minority interest	(172)	362	355	(152)
Income tax benefit (expense)	(515)	1,256	622	3,465
Net income (loss) from continuing operations	(7,536)	2,317	(5,469)	12,230
Net income (loss) from discontinuing operations, net of minority interest	(955)	2,333	1,155	(569)
Net income (loss)	(8,491)	4,650	(4,314)	11,661
Preferred dividend requirement	(53)	(53)	(53)	(51)
Net income (loss) applicable to common shares	$ (8,544)	$ 4,597	$ (4,367)	$ 11,610
PER SHARE DATA				
Earnings per share—basic				
Income (loss) from continuing operations	$ (0.96)	$ 0.28	$ (0.70)	$ 1.55
Discontinued operations	(0.12)	0.30	0.15	(0.08)
Net income (loss) applicable to common shares	$ (1.08)	$ 0.58	$ (0.55)	$ 1.47
Weighted average common share used in computing earnings per share	7,900,869	7,900,869	7,900,869	7,900,869
Earnings per share—diluted				
Income (loss) from continuing operations	$ (0.96)	$ 0.27	$ (0.70)	$ 1.49
Discontinued operations	(0.12)	0.29	0.15	(0.07)
Net income (loss) applicable to common shares	$ (1.08)	$ 0.56	$ (0.55)	$ 1.42
Weighted average common share used in computing diluted earnings per share	7,900,869	8,180,401	7,900,869	8,180,401

Quarterly results presented differ from those previously reported in TCI's Form 10-Q due to the reclassification of the operations of properties sold or held for sale to discontinued operations in accordance with SFAS No. 144.

NOTE 21. *COMMITMENTS AND CONTINGENCIES AND LIQUIDITY*

Liquidity. Management believes that TCI will generate excess cash from property operations in 2009; such excess, however, will not be sufficient to discharge all of TCI's obligations as they become due. Management intends to sell income producing assets, refinance real estate and obtain additional borrowings primarily secured by real estate to meet its liquidity requirements.

Partnership Obligations. TCI is the limited partner in ten partnerships that are currently constructing residential properties. As permitted in the respective partnership agreements, TCI intends to purchase the interests of the general and any other limited partners in these partnerships subsequent to the completion of these projects. The amounts paid to buy out the nonaffiliated partners are limited to development fees earned by the non-affiliated partners, and are set forth in the respective partnership agreements.

Commitments. In September 2005, TCI deposited $1.8 million with a seller for the purchase of partnership and member interests in 14 separate apartments and apartment developments located in the southeast. Each partnership or membership purchase will be closed separately, pending lender approval and other conditions. TCI's total cash investment can be up to $3.6 million if all interests are purchased. TCI has formed a number of partnerships with ICON Partners to develop various residential and commercial projects. Generally, TCI is a 75% general partner in these partnerships, and is obligated to advance any required equity.

Guarantees. In February 2004, various subsidiaries of TCI guaranteed a $10.0 million line of credit for its parent, ARL. The subsidiaries of TCI also pledged and assigned assets, in the form of securities and partnership interests in construction properties, as additional collateral for this line of credit.

In August 2005, TCI guaranteed the $10.0 million note payable on the Tivoli Apartments purchased from TCI by a subsidiary of UHF in December 2003. TCI has guaranteed the payment obligations of the note balance, all interest accrued and payable, all other costs and fees associated with the note and any future collection expenses. The lender approved the transfer of the note to UHF's subsidiary as part of this transaction.

In September 2005, TCI guaranteed a loan of $1.6 million for a subsidiary of UHF. This loan is secured by a first lien on 22.3 acres of land known as Chase Oaks in Plano, Texas, owned by the related party.

In November 2005, TCI sold a note receivable for $1.1 million known as Round Mountain to a third party financial institution for full face value and accrued interest. TCI has guaranteed the payment obligations of the note balance, all interest accrued and payable, all other costs and fees associated with the note and any future collection expenses.

In December 2005, TCI sold two notes receivable on McKinney Ranch land for $8.9 million to a third party financial institution for full face value and accrued interest. TCI has guaranteed the payment obligations of the note balance, all interest accrued and payable, all other costs and fees associated with the note and any future collection expenses.

In October 2006, Realty Advisors, Inc. ("RAI"), an affiliate of TCI and the parent company of BCM, borrowed $8.0 million from a South Korea commercial bank for the purpose of partially funding an investment in SH Chemical Co., Ltd. ("SH") a public company based in South Korea and a manufacturer of expanded polystyrene resin products. RAI purchased approximately 34% of the outstanding common stock of SH. The $8.0 million commercial bank loan is collateralized by RAI's investment in SH and is guaranteed by TCI.

Other Litigation. TCI is also involved in various other lawsuits arising in the ordinary course of business. Management is of the opinion that the outcome of these lawsuits will have no material impact on TCI's financial condition, results of operations or liquidity.

NOTE 22. *SUBSEQUENT EVENTS*

On January 30, 2009, we sold 9.3 acres of partially developed land known as Park Forest located in Dallas, Texas for $7.7 million. We received $3.9 million in cash after paying off the existing mortgage of $3.2 million and $0.6 million in closing costs.

SCHEDULE III

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Properties Held for Investment											
Apartments											
Anderson Estates, Oxford, MS	$ 951	$ 378	$ 2,683	$ 313	$ 691	$ 2,683	$ 3,374	$ 196	2001	01/06	40 years
Blue Lake Villas II, Waxahachie, TX	3,990	287	4,451	—	287	4,451	4,738	122	2005	01/04	40 years
Blue Lake Villas, Waxahachie, TX	10,428	526	10,556	201	526	10,757	11,283	1,567	2002	01/02	40 years
Breakwater Bay, Beaumont, TX	9,517	740	10,435	—	740	10,435	11,175	1,016	2003	05/03	40 years
Bridges On Kinsey, Tyler, TX	14,070	862	15,935	64	862	15,999	16,861	1,591	2005	02/04	40 years
Bridgewood Ranch Apts, Kaufman, TX	5,051	762	6,856	—	762	6,856	7,618	177	—	04/08	5-40 years
Capitol Hill, Little Rock, AR	9,143	1,860	7,948	—	1,860	7,948	9,808	895	2003	03/03	40 years
Curtis Moore/Leflore, Greenwood, MS	1,701	186	5,733	702	847	5,774	6,621	543	2003	01/06	40 years
Dakota Arms, Lubbock, TX	12,229	921	12,644	168	921	12,812	13,733	1,231	2005	01/04	40 years
David Jordan Phase 2, Greenwood, MS	627	51	1,521	225	276	1,521	1,797	146	1999	01/06	40 years
David Jordan Phase 3, Greenwood, MS	664	83	2,115	356	439	2,115	2,554	154	2003	01/06	40 years
Denham Springs, Livingston Parish, LA	893	1,353	—	332	1,353	332	1,685	—		07/07	40 years
Desoto Ranch, Desoto, TX	15,821	1,472	17,856	—	1,472	17,856	19,328	2,169	2002	05/02	40 years
Desoto Ridge, Desoto, TX	14,999	1,693	15,915	9	1,693	15,924	17,617	128	2008	01/04	40 years
Dorado Ranch, Odessa, TX	14,490	761	—	16,320	761	16,320	17,081	—	2008	07/07	40 years
Falcon Lakes, Arlington, TX	13,263	1,438	15,094	283	1,438	15,377	16,815	2,476	2001	10/01	40 years
Foxwoods Apartments, Memphis, TN	5,223	699	4,616	—	699	4,616	5,315	391	1977	05/98	5-40 years
Heather Creek, Mesquite, TX	11,663	1,326	12,015	—	1,326	12,015	13,341	1,201	2003	03/03	40 years
Kingsland Ranch, Houston, TX	22,027	2,011	22,938	—	2,011	22,938	24,949	2,279	2005	03/03	5-40 years
Portofino , Farmers Branch, TX	20,828	1,729	22,948	13	1,729	22,961	24,690	100	2008	09/06	40 years
Laguna Vista, Farmers Branch, TX	17,449	288	20,743	497	370	21,158	21,528	994	2006	12/04	40 years

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Lake Forest, Houston, TX	12,457	335	12,267	1,435	335	13,702	14,037	1,142	2005	01/04	5-40 years
Lakeview @ Pecan Creek, TX	14,308	885	15,860	—	885	15,860	16,745	132	2008	10/05	40 years
Legends Of El Paso, El Paso, TX	15,756	1,318	17,215	697	1,318	17,912	19,230	592	2006	07/05	40 years
Longfellow Arms, Longview, TX	14,508	1,352	14,957	—	1,352	14,957	16,309	156	2008	12/06	40 years
Mansion of Mansfield, Mansfield, TX	15,530	977	—	15,893	977	15,893	16,870	—	2008	09/05	40 years
Mariposa Villas, Dallas, TX	12,007	788	13,131	—	788	13,131	13,919	1,107	2002	01/02	40 years
Mason Park Apts, Houston, TX	20,036	2,300	21,280	—	2,300	21,280	23,580	45	2008	08/06	40 years
Mission Oaks, San Antonio, TX	15,365	1,266	16,627	122	1,266	16,749	18,015	646	2007	05/05	40 years
Monticello Estates, Monticello, AR	525	36	1,493	264	285	1,508	1,793	116	2002	01/06	40 years
Paramount Terrace, Amarillo, TX	2,990	340	3,061	—	340	3,061	3,401	800	1983	05/00	40 years
Parc @ Rogers, Rogers, AR	20,550	1,482	22,981	266	1,748	22,981	24,729	197	2008	04/04	40 years
Parc At Maumelle, Maumelle, AR	16,517	1,153	17,744	797	1,153	18,541	19,694	761	2007	12/04	40 years
Parc At Metro Center, Nashville, TN	9,770	960	11,415	486	960	11,901	12,861	417	2007	05/05	40 years
Parc @ Clarksville, Clarksville, TN	13,338	571	14,422	102	571	14,524	15,095	64	2008	05/06	40 years
Pecan Pointe, Temple, TX	16,767	1,744	16,748	144	1,744	16,892	18,636	172	2008	10/06	40 years
Quail Hollow, Holland, OH	11,346	1,406	12,650	—	1,406	12,650	14,056	211	—	04/08	5-40 years
Quail Oaks, Balch Springs, TX	2,464	90	1,959	166	125	2,090	2,215	1,312	1982	02/87	5-40 years
River Oaks, Wiley, TX	9,526	590	11,674	93	590	11,767	12,357	1,707	2001	10/01	40 years
Riverwalk Phase 1, Greenville, MS	340	23	1,537	175	198	1,537	1,735	155	2000	01/06	40 years
Riverwalk Phase 2, Greenville, MS	1,305	52	4,007	364	297	4,126	4,423	632	2002	01/06	40 years
Savoy Of Garland, Garland, TX	1,347	760	—	1,623	760	1,623	2,383	—	—	10/06	5-40 years
Northside on Travis, Sherman, TX	12,766	1,301	—	13,883	1,301	13,883	15,184	—	—	10/07	40 years
Spy Glass, Mansfield, TX	15,602	1,280	15,272	787	1,291	16,048	17,339	1,765	2002	03/02	40 years
Stonebridge @ City Park, Houston, TX	14,148	1,545	14,786	97	1,545	14,883	16,428	1,413	2005	01/04	40 years
Treehouse, Irving, TX	5,373	312	2,807	—	312	2,807	3,119	316	1974	05/04	5-40 years
Verandas At City View, Fort Worth, TX	18,895	2,545	19,463	1,135	2,545	20,598	23,143	2,570	2001	09/01	40 years
Vistas At Pinnacle Park, Dallas, TX	18,567	1,750	19,808	12	1,750	19,820	21,570	2,198	2003	10/02	40 years

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts of Which Carried at End of Year						Life on Which Depreciation In Latest Statement of Operation is Computed
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	
					(dollars in thousands)						
Vistas At Vance Jackson, San Antonio, TX	15,668	1,265	16,540	59	1,265	16,599	17,864	1,320	2005	01/04	40 years
Wildflower Villas, Temple, TX	13,598	1,119	15,526	71	1,119	15,597	16,716	559	2005	04/04	40 years
Windsong, Fort Worth, TX	10,455	790	11,526	—	790	11,526	12,316	1,397	2003	07/03	40 years
Commercial											
1010 Commons, New Orleans, LA	14,710	2,895	13,808	21,727	2,895	35,535	38,430	21,750	1971	03/98	5-40 years
217 Rampart, New Orleans, LA	—	2,076	—	61	2,076	61	2,137	1	—	08/06	5-40 years
225 Baronne, New Orleans, LA	—	1,162	1,444	6,833	1,162	8,277	9,439	7,432	1960	03/98	5-40 years
305 Baronne, New Orleans, LA	6,009	211	1,953	404	211	2,357	2,568	129	1902	08/06	5-40 years
5360 Tulane, Atlanta, GA	337	95	376	223	127	567	694	426	1970	11/97	5-40 years
600 Las Colinas, Irving, TX	37,366	5,751	51,759	5,423	5,751	57,182	62,933	5,667	1984	08/05	5-40 years
Addison Hanger I, Addison, TX	—	1,616	793	49	1,616	842	2,458	353	1992	12/99	5-40 years
Addison Hanger II, Addison, TX	—	—	1,324	79	—	1,403	1,403	341	2000	12/99	5-40 years
Alpenloan, Dallas, TX	384	1,061	261	—	1,061	261	1,322	4	—	05/08	5-40 years
Amoco, New Orleans, LA	19,500	1,233	3,826	6,257	1,233	10,083	11,316	7,158	1974	06/97	5-40 years
Bridgeview Plaza, LaCrosse, WI	6,624	870	7,830	179	870	8,009	8,879	1,172	1979	03/03	5-40 years
Browning Place, Dallas, TX	33,839	5,096	45,868	6,125	5,096	51,993	57,089	4,071	1984	04/05	5-40 years
Clarke Garage, New Orleans, LA	—	1,033	9,293	26	1,033	9,319	10,352	338	—	08/06	5-40 years
Cullman S/C, Cullman, AL	965	200	1,800	299	200	2,099	2,299	362	1979	03/03	5-40 years
Dunes Plaza, Michigan City, IN	3,456	1,343	5,264	1,501	1,529	6,579	8,108	2,802	1978	03/92	5-40 years
Ergon Building, Jackson, MS	1,878	201	1,914	—	201	1,914	2,115	4	—	01/08	5-40 years
Eton Square, Tulsa, OK	9,494	1,469	13,219	4,130	1,469	17,349	18,818	4,455	1985	09/99	5-40 years
Fenton Center (Park West II), Dallas, TX	62,000	6,968	62,712	4,507	6,968	67,219	74,187	3,646	—	01/07	5-40 years
One Hickory, Dallas, TX	8,943	1,221	10,993	25	1,221	11,018	12,239	713	1998	05/06	7-40 years
Parkway North, Dallas, TX	3,250	1,173	4,692	1,980	1,173	6,672	7,845	2,624	1980	02/98	2-40 years
Signature, Dallas, TX	1,847	1,094	2,482	551	1,094	3,033	4,127	1,044	1985	02/99	5-40 years
Space Center, San Antonio, TX	972	247	957	328	329	1,203	1,532	928	1970	11/97	5-40 years

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)					
Stanford Centre, Dallas, TX	26,075	3,878	34,862	27	3,878	34,889	38,767	437	—	06/08	5-40 years
Teleport, Dallas, TX	—	1,331	28	—	1,331	28	1,359	—	—	05/08	5-40 years
Thermalloy, Farmers Branch, TX	—	791	1,061	—	791	1,061	1,852	15	—	05/08	5-40 years
Two Hickoy, Dallas, TX	9,169	1,150	10,352	779	1,150	11,131	12,281	1,068	2000	01/05	5-40 years
Westgrove Air Plaza, Addison, TX	2,600	211	1,898	526	228	2,407	2,635	1,294	1982	10/97	5-40 years
Willowbrook Village, Coldwater, MI	5,618	851	7,663	296	851	7,959	8,810	619	1991	10/05	5-40 years
	811,887	94,988	858,190	120,489	97,923	975,744	1,073,667	108,131			
Land											
1013 Common St, New Orleans, LA	—	579	—	159	738	—	738	—	—	08/98	—
2301 Valley Branch, Farmers Branch, TX	1,720	5,373	—	—	5,373	—	5,373	—	—	02/04	—
Ackerley Land, Dallas, TX	—	150	—	—	150	—	150	—	—	06/08	—
Alliance 52, Tarrant County, TX	1,610	2,656	—	—	2,656	—	2,656	—	—	05/05	—
Alliance 8, Tarrant County, TX	408	738	—	—	738	—	738	—	—	10/05	—
Alliance Airport Land, Tarrant County, TX	553	895	—	—	895	—	895	—	—	10/05	—
Archon Land, Irving, TX	4,536	6,671	—	—	6,671	—	6,671	—	—	07/08	—
Audubon Terrace, Adams County, MS	—	519	—	298	519	298	817	—	—	03/07	—
Bent Tree Aparments, Dallas, TX	—	—	—	220	—	220	220	—	—	02/08	—
Bridgewood Ranch Land, Kaufman Cty, TX	115	262	—	—	262	—	262	—	—	04/08	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Centura, Farmers Branch, TX	6,727	11,579	—	673	11,833	419	12,252	—	—	04/08	—
Circle C Land, Austin, TX	37,977	31,151	5,469	7,192	31,157	12,655	43,812	—	—	12/02	—
Cooks Lane, Ft. Worth, TX	523	1,046	—	—	1,046	—	1,046	—	—	03/06	—
Creekside, Fort Worth, TX	525	2,201	—	—	2,201	—	2,201	—	—	06/04	—
Nicholson-Croslin, Dallas, TX	117	181	—	—	181	—	181	—	—	05/08	—
Crowley, Fort Worth, TX	445	1,569	—	—	1,569	—	1,569	—	—	07/06	—
Dedeaux Road, Gulfport, MS	1,520	1,612	—	—	1,612	—	1,612	—	—	07/06	—
Denham Springs Lot 313, Denham Springs, LA	—	8	—	—	8	—	8	—	—	10/06	—
Denton Andrew B Land, Denton, TX	74	895	—	—	895	—	895	—	—		—
Denton Coonrod, Denton, TX	798	—	—	—	—	—	—	—	—	12/05	—
Denton Coonrod Land, Denton, TX	197	318	—	—	318	—	318	—	—	10/04	—
Denton-Andrew C Land, Denton, TX	554	1,349	—	—	1,349	—	1,349	—	—	12/05	—
Desoto Ranch land, Desoto, TX	562	898	—	—	898	—	898	—	—	12/05	—
Diplomat Drive, Farmers Branch, TX	512	1,775	—	—	1,775	—	1,775	—	—	12/06	—
Dominion, Dallas, TX	1,275	2,393	—	—	2,393	—	2,393	—	—	03/99	—
Ewing 8, Addison, TX	10,752	15,981	—	24	16,005	—	16,005	—	—	12/06	—
Forney Land, Kaufman County, TX	1,456	4,119	—	67	4,186	—	4,186	—	—	06/06	—
Fortune Drive, Irving, TX	1,150	1,782	—	—	1,782	—	1,782	—	—	03/08	—
Fruitland, Fruitland Park, FL	—	23	—	16	23	16	39	12	—	05/92	15 years
Harlan at Windmill Farms, Dallas, TX	5,524	6,660	—	—	6,660	—	6,660	—	—	07/08	—
Hines Meridian Land, Las Colinas, TX	7,000	7,638	—	27	7,665	—	7,665	—	—	05/07	—
Hollywood Casino, Farmers Branch, TX	3,660	3,131	—	—	3,131	—	3,131	—	—	03/08	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

Property/Location	Encumbrances	Initial Cost: Land	Initial Cost: Building & Improvements	Cost Capitalized Subsequent to Acquisition: Improvements	Gross Amounts of Which Carried at End of Year: Land	Gross Amounts: Building & Improvements	Gross Amounts: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Hollywood Casino, Farmers Branch, TX	2,220	4,249	—	135	4,384	—	4,384	—	—	06/02	—
Houston CC, TX	—	—	—	16	—	16	16	—	—	—	—
Hunter Equities Land 2.563 Acr	—	398	—	—	398	—	398	—	—	07/08	—
Icon East Center Retail, Dallas, TX	25,988	25,653	—	6,005	25,653	6,005	31,658	—	—	11/06	—
Icon Town Center Hotel, Dallas, TX	—	—	—	826	—	826	826	—	—	11/06	—
Icon Town Center Office, Dallas, TX	—	—	—	892	—	892	892	—	—	11/06	—
Icon Town Center Residential, Dallas, TX	—	—	—	856	—	856	856	—	—	11/06	—
Jackson Convention Center, Jackson, MS	2,992	8,034	—	2,792	8,034	2,792	10,826	—	—	07/07	—
Kaufman Adams 193.731 Acres, Kaufman, TX	357	823	—	—	823	—	823	—	—	05/08	—
Kaufman Cogen Land, Kaufman County, TX	2,049	6,126	—	—	6,126	—	6,126	—	—	12/05	—
Kaufman Taylor Land, Kaufman County, TX	164	486	—	—	486	—	486	—	—	11/05	—
Keller Springs-Lofts, Addison, TX	2,541	3,378	—	1,761	3,378	1,761	5,139	—	—	10/06	—
Kinwest, LAs Colinas, TX	2,001	1,819	—	1,342	1,819	1,342	3,161	—	—	10/06	—
Lacy Longhorn, Farmers Branch, TX	1,828	3,870	—	—	3,870	—	3,870	—	—	06/04	—
Ladue/Walker, Farmers Branch, TX	9,542	20,485	—	—	20,485	—	20,485	—	—	09/06	—
Lakeshore Villas, Harris County, TX	—	81	—	3	81	3	84	—	—	03/02	—
Lakeview Apts At Mercer Crossi, Farmers Branch, TX	—	—	—	207	—	207	207	—	—	—	—
Lamar Parmer/Limestone Ii, Austin, TX	1,471	2,017	—	568	2,017	568	2,585	—	—	01/00	—
Lancaster Village, Dallas, TX	—	—	—	5	—	5	5	—	—	—	—
Las Colinas Apts/Lofts, Las Colinas, TX	3,313	3,316	—	537	3,316	537	3,853	—	—	11/06	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

Property/Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts of Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Improvements	Land	Building & Improvements	Total				
	(dollars in thousands)										
Las Colinas Condos, Las Colinas, TX	—	—	—	298	—	298	298	—	—	11/06	—
Las Colinas High Rise Apartments, Las Colinas, TX	1,149	1,150	—	1,018	1,150	1,018	2,168	—	—	11/06	—
Las Colinas High Rise Office, Dallas, TX	2,517	2,519	—	956	2,519	956	3,475	—	—	11/06	—
Las Colinas Station Masterplan, Irving, TX	—	—	—	218	—	218	218	—	—	—	—
Las Colinas Townhomes, Las Colinas, TX	11,163	3,484	—	1,201	3,484	1,201	4,685	—	—	11/06	—
Las Colinas Village Master Place, Irving, TX	—	—	—	235	—	235	235	—	—	—	—
Las Colinas, Las Colinas, TX	821	995	—	5	1,000	—	1,000	—	—	01/96	—
LBJ Office Bldg. At Mercer Crosssing, Farmers Branch, TX	—	—	—	143	—	143	143	—	—	—	—
KimWest Hackberry, Los Colinas, TX	7,456	4,506	—	—	4,506	—	4,506	—	—	12/04	—
Limestone Canyon II Land, Austin, TX	720	—	—	27	—	27	27	—	—	05/08	—
Lubbock, Lubbock, TX	—	234	—	—	234	—	234	—	—	01/04	—
Luna Road Land, Farmers Branch, TX	398	589	—	—	589	—	589	—	—	07/05	—
Luna Ventures, Dallas TX	1,131	2,934	—	—	2,934	—	2,934	—	—	04/08	—
Mandahl Bay Land, US Virgin Islands	3,772	14,031	1,316	498	14,529	1,316	15,845	—	—	11/05	—
Manhattan, Farmers Branch, TX	—	24,487	—	169	24,656	—	24,656	—	—	02/00	—
Mansfield Land, Mansfield, TX	943	543	—	—	543	—	543	—	—	09/05	—
Marine Creek, Ft. Worth, TX	1,663	2,923	—	244	3,143	24	3,167	—	—	06/02	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

Property/Location	Encumbrances	Initial Cost: Land	Initial Cost: Building & Improvements	Cost Capitalized Subsequent to Acquisition: Improvements	Gross Amounts of Which Carried at End of Year: Land	Gross Amounts: Building & Improvements	Gross Amounts: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Marriot Courtyard At Mercer Cr, Farmers Branch, TX	—	—	—	61	—	61	61	—	—	—	—
Mason Park, Houston, TX	—	1,602	—	326	1,602	326	1,928	—	—	06/02	—
Mckinney 36, Collin County, TX	4,000	1,973	—	—	1,973	—	1,973	—	—	01/98	—
Mckinney Corners 8.9 Acres, McKinney, TX	1,062	1,918	—	—	1,918	—	1,918	—	—	05/08	—
Mckinney Ranch Land, Collin County, TX	14,336	21,402	—	605	22,007	—	22,007	—	—	12/05	—
Mendoza Lot 0.347 Acres	51	78	—	—	78	—	78	—	—	05/08	—
Mercer Apts/Lakeside Lofts, Farmers Branch, TX	—	—	—	282	—	282	282	—	—	—	—
Mercer Land Plan, Farmers Branch, TX	—	—	—	268	—	268	268	—	—	—	—
Mercer Town Homes, Farmers Branch, TX	—	—	—	314	—	314	314	—	—	—	—
Midtown Master Plan, Dallas, TX	4,095	6,392	—	413	6,392	413	6,805	—	—	02/08	—
Mira Lago, Farmers Branch, TX	—	59	—	15	74	—	74	—	—	05/01	—
Nakash, Malden, MO	—	113	—	—	113	—	113	—	—	01/93	—
Nashville, Nashville, TN	—	930	—	—	930	—	930	—	—	06/02	—
Ocean Estates, Gulfport, MS	—	1,418	—	446	1,418	446	1,864	—	—	10/07	—
Pac-Trust, Dallas, TX	1,237	1,608	—	—	1,608	—	1,608	—	—	10/01	—
Pantaze Land, Dallas, TX	299	290	—	—	290	—	290	—	—	11/05	—
Park Forest Apartments, Dallas, TX	—	—	—	211	—	211	211	—	—	—	—
Park Forest Townhomes, TX	—	—	—	734	—	734	734	—	—	—	—
Payne I & II, Los Colinas, TX	13,524	18,803	—	309	19,112	—	19,112	—	—	12/04	—
Pioneer Crossing, Dallas, TX	1,515	614	—	949	814	749	1,563	—	—	03/06	—
Plaza At Chase Oaks, Plano, TX	—	—	—	19	—	19	19	—	—	11/06	—
Polo Estates At Bent Tree, Dallas, TX	3,551	4,003	—	1,320	4,003	1,320	5,323	—	—	11/06	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

Property/Location	Encumbrances	Initial Cost: Land	Initial Cost: Building & Improvements	Cost Capitalized Subsequent to Acquisition: Improvements	Gross Amounts of Which Carried at End of Year: Land	Gross Amounts: Building & Improvements	Gross Amounts: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
				(dollars in thousands)							
Polo Estates At Park Forest/Central, Dallas, TX	5,022	4,831	—	2,975	4,831	2,975	7,806	—	—	11/06	—
Polo Estates Signature Place, Dallas, TX	—	—	—	380	—	380	380	—	—	11/06	—
Pulaski, Pulaski County, AR	1,131	2,095	—	249	2,095	249	2,344	—	—	06/03	—
Ranchview, Irving, TX	—	—	—	14	—	14	14	—	—	—	—
Ridgepointe Drive, Irving, TX	92	189	—	—	189	—	189	—	—	—	—
Seminary West, Fort Worth, TX	—	136	—	—	136	—	136	—	—	07/01	—
Senlac Land, Farmers Branch, TX	628	622	—	142	622	142	764	22	—	12/05	15 years
Senlac Vhp Land, Farmers Branch, TX	406	656	—	—	656	—	656	—	—	08/05	—
Sheffield Village, Grand Prairie, TX	975	1,643	—	1	1,643	1	1,644	—	—	09/03	—
Signature Place Apartments, Dallas, TX	—	—	—	184	—	184	184	—	—	—	—
Southwood 1394 Land, Tallahassee, FL	675	809	—	58	809	58	867	—	—	02/06	—
Southwood Plantation, Tallahassee, FL	—	556	—	—	556	—	556	—	—	06/05	—
Sugar MillBaton Rough, LA	2,445	1,882	—	2,797	1,882	2,797	4,679	—	—		—
TCI 151 Waco Acres, TX	1,300	2,106	—	—	2,106	—	2,106	—	—	04/07	—
Travis Ranch Land, Kaufman, TX	13,366	18,659	—	2	18,659	2	18,661	—	—		—
Union Pacific Railroad Land	—	837	—	—	837	—	837	—	—	03/04	—
Valley Ranch, Irving, TX	1,984	5,826	—	—	5,826	—	5,826	—	—	12/04	—
Valley View Comm Park, Farmers Branch, TX	156	544	—	—	544	—	544	—	—	02/06	—
Valley View/Senlac 3.451 Acres, Farmers Branch, TX	613	780	—	—	780	—	780	—	—	05/06	—
Mercer Crossing, Dallas, TX	1,073	496	—	—	496	—	496	—	—	05/08	—
W Hotel, 2 Acres LBJ	1,665	1,681	—	101	1,681	101	1,782	—	—	03/08	—

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
W Lofts, Farmers Branch, TX	6,790	6,094	—	2,663	6,094	2,663	8,757	—	—	11/06	—
Waco Swanson, Waco, TX	1,735	2,805	—	—	2,805	—	2,805	—	—	05/06	—
Walmart, Malden	—	219	887	60	219	947	1,166	358	—	08/06	15 years
West End, Dallas, TX	3,770	3,156	—	169	3,325	—	3,325	—	—	08/97	—
Whorton Land, Dallas, TX	2,950	4,291	—	6	4,297	—	4,297	—	—	07/05	—
Willowick Land, Pensacola, FL	—	137	—	—	137	—	137	—	—	05/06	—
Wilmer 88 Land, Dallas, TX	1,556	673	—	—	673	—	673	—	—	08/05	—
Woodmont Reserve	—	—	—	(7,417)	—	(7,417)	(7,417)	—	—	—	—
	268,491	376,208	7,672	38,289	379,076	43,093	422,169	392			
Apartment Properties Held for Sale											
Bay Walk, Galveston, TX	5,072	679	5,720	—	679	5,720	6,399	1,109	1979	09/01	5-40 years
Island Bay, Galveston, TX	14,177	2,095	17,659	—	2,095	17,659	19,754	2,730	1973	09/01	5-40 years
Limestone Canyon, Austin, TX	18,890	1,997	323	13,819	1,997	14,142	16,139	4,385	1997	07/98	40 years
Limestone Ranch, Lewisville, TX	19,218	1,620	12,173	885	1,620	13,058	14,678	2,615	2001	05/01	40 years
Marina Landing, Galveston, TX	12,104	1,240	11,160	—	1,240	11,160	12,400	2,044	1985	09/01	40 years
Sendero Ridge, San Antonio, TX	28,558	2,635	24,157	1,477	2,635	25,634	28,269	3,223	2001	11/01	40 years
Tivoli, Dallas, TX	17,223	1,355	12,120	473	1,355	12,593	13,948	2,003	2001	12/01	40 years
	115,242	11,621	83,312	16,654	11,621	99,966	111,587	18,109			
	$1,195,620	$482,817	$949,174	$175,432	$488,620	$1,118,803	$1,607,423	$126,632			

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2008

	2008	2007	2006
	(dollars in thousands)		
Reconciliation of Real Estate			
Balance at January 1,	$1,492,105	$1,222,997	$1,031,028
Additions			
Acquisitions, improvements and construction	266,697	325,676	239,295
Deductions			
Sale of real estate	(151,379)	(52,882)	(45,942)
Asset impairments	—	(3,686)	(1,384)
Balance at December 31,	$1,607,423	$1,492,105	$1,222,997
Reconciliation of Accumulated Depreciation			
Balance at January 1,	$ 127,679	$ 109,581	$ 87,958
Additions			
Depreciation	24,938	48,409	23,718
Deductions			
Sale of real estate	(25,985)	(30,311)	(2,095)
Balance at December 31,	$ 126,632	$ 127,679	$ 109,581

SCHEDULE IV

TRANSCONTINENTAL REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2008

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal Amounts of Loans Subject To Delinquent Principal or Interest
					(dollars in thousands)		
FIRST MORTGAGE LOANS							
400 St. Paul . . . . Secured by an office building in Dallas, TX. Includes LOC of $250,000.00	8.00	10/13	Monthly interest only payments.	$ —	$3,612*	$3,612	$—
JUNIOR MORTGAGE LOANS							
Dallas Fund XVII . . . . Secured by an assignment of partnership interests and litigation proceeds.	9.00	10/09	Principle and Interest due at maturity.	—	4,303	5,499	—
Pioneer Development . . . . Secured by 33.33 acres of unimproved land in Travis County, TX.	10.00	10/13	Interest only payments start in November 2007.	12,000	2,386	2,407	—
OTHER							
Basic Capital Management . . . . Unsecured.	7.00	10/11	Monthly interest payments.	—	1,523	1,523	—
Basic Capital Management . . . . Unsecured.	7.00	10/11	Monthly interest payments.	—	1,252	1,252	—
Garden Centura, L.P. . . . Unsecured.	7.00	None	Excess property cash flow payments or property sales proceeds.	—	—	4,026	—
Miscellaneous related party	Various	Various		—	125	1,431	—
Miscellaneous non-related party	Various	Various		—	678	381	—
Thornwood (ICC Surfwood)	7.50	07/09	—	—	1,638	1,638	—
Syntek Acquisition Corporation	Prime + 1%	08/10	—	—	3,354	3,354	—
Ocean Beach Partners . . . Secured by 36 acres Folsum land	7.00	12/09	—	—	3,279	3,279	—
Atlantic Hotels, LLC. . . .	8.50	08/09	—	—	2,000	2,000	—

SCHEDULE IV
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2008

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal Amounts of Loans Subject To Delinquent Principal or Interest
					(dollars in thousands)		
CTMGT Travis Ranch, LLC	6.00	8/14			2,404	2,404	
Unsecured							
CTMGT Travis Ranch, LLC	5.00	Demand			4,866	4,866	
Unsecured							
3334Z APTS, LP	6.50	0.33			1,875	1,875	
Secured by 3334Z Apartments							
				$12,000	$33,295	$39,547	$—
Accrued interest						2,866	
Allowance for estimated losses						(3,293)	
						$39,120	

* Original note became non-performing in August 2005. In October 2006, the old note of $4.8 million was modified to $3.6 million and assumed by the new owner of the property.

See Note 3. "NOTES AND INTEREST RECEIVABLE."

SCHEDULE IV
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2008

	2008	2007	2006
Beginning Balance	$34,677	$ 39,566	$ 42,115
Additions			
New Mortgage Loans	9,145	8,554	27,960
Deductions			
Collection of principal	(4,275)	(13,443)	(55,176)
Mortgages eliminated from consolidation of partnerships		—	24,667
Capitalization of accrued interest	2,866	—	—
Balance at December 31, 2007	$42,413	$ 34,677	$ 39,566

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

ITEM 9A(T). ***CONTROLS AND PROCEDURES***

Evaluation of Disclosure Controls and Procedures

A review and evaluation was performed by management under the supervision and with the participation of the Principal Executive Officer and the Principal Financial Officer of the effectiveness of the Company's disclosure controls and procedures, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 as of December 31, 2008. Based upon that most recent evaluation, which was completed as of the end of the period covered by this Form 10-K, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective at December 31, 2008 to ensure that information required to be disclosed in reports that the Company files submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and timely reported as provided in the Securities and Exchange Commission ("SEC") rules and forms. As a result of this evaluation, there were no significant changes in the Company's internal control over financial reporting during the three months ended December 31, 2008 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("US GAAP") and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of a company;
- provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of a company are being made only in accordance with authorizations and management and directors of a company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies or procedures may deteriorate. Accordingly, even internal controls determine to be effective can provide only reasonable assurance that information required to be disclosed in and reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and represented within the time periods required.

Management of the Company has assessed the effectiveness of its internal control over financial reporting at December 31, 2008. To make this assessment, the Company used the criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management of the Company believes that as of December 31, 2008, the internal control system over financial reporting met those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in the Registrant's internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The affairs of Transcontinental Realty Investors, Inc. ("TCI") are managed by a Board of Directors. The Directors are elected at the annual meeting of stockholders or appointed by the incumbent Board and serve until the next annual meeting of stockholders or until a successor has been elected or approved.

It is the Board's objective that a majority of the Board consists of independent directors. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with TCI. The Board has established guidelines to assist it in determining director independence which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing rules. The independence guidelines are set forth in TCI's "Corporate Governance Guidelines." The text of this document has been posted on TCI's internet website at *http://www.transconrealty-invest.com* and is available in print to any shareholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independent determination.

TCI has adopted a code of conduct that applies to all Directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Stockholders may find our code of conduct on our website by going to our website address at *http://www.transconrealty-invest.com.* We will post any amendments to the code of conduct, as well as any waivers that are required to be disclosed by the rules of the SEC or the New York Stock Exchange on our website.

Our Board of Directors has adopted charters for our Audit, Compensation and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at *http://www.transconrealty-invest.com.* You may also obtain a printed copy of the materials referred to by contacting us at the following address:

Transcontinental Realty Investors, Inc.
Attn: Investor Relations
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and Nominating and Corporate Governance Committees must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory, or compensatory fee from TCI or any of its subsidiaries other than their director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors, or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of TCI or any of its subsidiaries, as defined by the Securities and Exchange Commission.

The current directors of TCI are listed below, together with their ages, terms of service, all positions and offices with TCI or its former advisor, BCM or Prime, which took over as contractual advisor for BCM on July 1, 2003, their principal occupations, business experience and directorships with other companies during the last five years or more. The designation "Affiliated", when used below with respect to a director, means that the director is an officer, director or employee of BCM, Prime or an officer of TCI or an officer or director of an affiliate of TCI. The designation "Independent", when used below with respect to a director, means that the director is neither an officer of TCI nor a director, officer or employee of BCM or Prime, although TCI may have certain business or professional relationships with such director as discussed in Item 13. Certain Relationships and Related Transactions, and Director Independence.

TED P. STOKELY: Age 75, Director (Affiliated) (since April 1990) and Chairman of the Board (since January 1995).

General Manager (since January 1995) of ECF Senior Housing Corporation, a nonprofit corporation; General Manager (since January 1993) of Housing Assistance Foundation, Inc., a nonprofit corporation; part-time unpaid consultant (since January 1993) and paid consultant (April 1992 to December 1992) of Eldercare Housing Foundation ("Eldercare"), a nonprofit corporation; General Manager (since April 2002) of Unified Housing Foundation, Inc., a nonprofit corporation; Director and Chairman of the Board of ARL (since November 2002); and Director (since April 1990) and Chairman of the Board (since January 1995) of IOT.

HENRY BUTLER: Age 58, Director (Affiliated) (since December 2001).

Broker—Land Sales (since July 2003) for Prime and 1992 to June 2003 for BCM; Owner/Operator (1989 to 1991) of Butler Interests, Inc.; Director (since July 2003) of ARL; and Director (December 2001 to July 2003) of IOT.

SHARON HUNT: Age 66, Director (Independent) (since February 2004).

Licensed Realtor in Dallas, Texas with Virginia Cook Realtors; President and Owner of Sharon's Pretzels, Inc. (until sold in 1997); Director (since 1991) of a 501(c)(3) non-profit corporation involved in the acquisition, renovation and operation of real estate; and Director (since February 2004) of ARL.

ROBERT A. JAKUSZEWSKI: Age 46, Director (Independent) (since November 2005)

Vice President Sales and Marketing (since September 1998) of New Horizons Communications, Inc. Mr. Jakuszewski was a Consultant (January 1998 – September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1988-1992) of Mead Johnson Nutritional Division, USPNG; Sales Representative (1986-1987) of Muro Pharmaceutical, Inc. Mr. Jakuszewski has been a director of IOT since March 16, 2004 and a director of ARL since November 22, 2005.

TED R. MUNSELLE: Age 53, Director (Independent) (since February 2004).

Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc; President of Applied Educational Opportunities, LLC, an educational organization which had career training schools located in the cities of Richardson and Tyler, Texas from December 2004 to August of 2007; Certified Public Accountant employed in the public accounting industry from 1977 until 1998 when he entered his current employment; Director (since February 2004) of ARL.

Board Committees

The Board of Directors held 10 meetings during 2008. For such year, no incumbent director attended fewer than 88% of the aggregate of (1) the total number of meetings held by the Board during the period for which he or she had been a director and (2) the total number of meetings held by all committees of the Board on which he or she served during the period that he served.

The Board of Directors has standing Audit, Compensation and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 19, 2004, and its function is to review TCI's operating and accounting procedures. A Charter of the Audit Committee has also been adopted by the Board. The charter of the Audit Committee was adopted on February 19, 2004, and is available on the Company's Investor Relations website *(www.transconrealty-invest.com)*. The Audit Committee is an "audit committee" for purposes of Section 3(a)(58) of the Securities Exchange Act of 1934. The current members of the

Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the New York Stock Exchange, Inc. and TCI's Corporate Governance Guidelines, are Messrs. Jakuszewski and Munselle (Chairman) and Ms. Hunt. Mr. Ted R. Munselle, a member of the Committee, is qualified as an Audit Committee financial expert within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange, Inc. All of the members of the Audit Committee meet the experience requirements of the listing standards of the New York Stock Exchange. The Audit Committee met eight times during 2008.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of TCI's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance self-evaluation. The Charter of the Governance and Nominating Committee was adopted on March 22, 2004 and is available on the Company's Investor Relations website (*www.transconrealty-invest.com*). The current members of the Committee are Messrs. Munselle, Jakuszewski (Chairman) and Ms. Hunt. The Governance and Nominating Committee met once during 2008.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to compensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and make recommendations to the Board with respect to such policies, produce necessary reports and executive compensation for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations and to monitor the development and implementation of succession plans for the principal executive officers and other key executives and make recommendations to the Board with respect to such plans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (*www.transconrealty-invest.com*). The current members of the Compensation Committee are Ms. Hunt (Chairman) and Messrs. Jakuszewski and Munselle. All of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee is to be comprised of at least two directors who are independent of Management and the Company. The Compensation Committee met once during 2008.

The members of the Board of Directors on the date of this Report and the Committees of the Board on which they serve are identified below:

	Audit Committee	Governance and Nominating Committee	Compensation Committee
Henry A. Butler			
Sharon Hunt	✓	✓	Chair
Robert A. Jakuszewski	✓	Chair	✓
Ted R. Munselle	Chair	✓	✓
Ted P. Stokley			

Presiding Director

In March 2004, the Board created a new position of presiding director, whose primary responsibility is to preside over periodic executive sessions of the Board in which Management directors and other members of Management do not participate. The presiding director also advises the Chairman of the Board and, as appropriate, Committee Chairs with respect to agendas and information needs relating to Board and Committee meetings, provides advice with respect to the selection of Committee Chairs and performs other duties that the Board may from time to time delegate to assist the Board in fulfillment of its responsibilities.

In December 2008, the non-management members of the Board designated Ted R. Munselle as presiding director to serve in this position until the Company's annual meeting of stockholders to be held following the fiscal year ended December 31, 2009.

Determination of Director's Independence

In February 2004, the Board adopted its Corporate Governance Guidelines. The Guidelines adopted by the Board meet or exceed the new listing standards adopted during that year by the New York Stock Exchange. The full text of the Guidelines can be found on the Company's Investor Relations website (*www.transcontrealty-invest.com*). Pursuant to the Guidelines, the Board undertook its annual review of director independence on March 2008 and during this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and TCI and its subsidiaries and affiliates, including those reported under Certain Relationships and Related Transactions below. The Board also examined transactions and relationship between directors or their affiliates and members of TCI's senior management or their affiliates. As provided in the Guidelines, the purpose of such review was to determine whether such relationships or transactions were inconsistent with the determination that the director is independent.

As a result of this review, the Board affirmatively determined of the then directors, Messrs. Munselle and Jakuszewski and Ms. Hunt are each independent of the Company and its Management under the standards set forth in the Corporate Governance Guidelines.

Executive Officers

Executive officers of the Company are listed below, all of whom are employed by Prime. None of the executive officers receive any direct remuneration from the Company nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. In addition to the following executive officers, the Company has several vice presidents and assistant secretaries who are not listed herein. The ages, terms of service and all positions and offices with the Company, Prime, BCM, other affiliated entities, other principal occupations, business experience and directorships with other publicly-held companies during the last five years or more are set forth below. No family relationships exists among any of the executive officers or directors of the Company.

DANIEL J. MOOS, 58

President and Chief Operating Officer (effective April 2007) of ARL, TCI, IOT and (effective March 2007) of Prime; Senior Vice President and Business Line Manager for U.S. Bancorp (NYSE:USB) working out of their offices in Houston, Texas from 2003 to April 2007: Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than ten years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992-1996) and LDI Corporation which was a publicly traded computer equipment sales/ service and asset leasing company listed on the NASDAQ and headquartered in Cleveland, Ohio.

GENE S. BERTCHER, 60

"Executive Vice President (since February 2008) and Chief Accounting Officer (since May 2008) of the Company, ARL and IOT. Mr. Bertcher is also Chief Executive Officer (from December 2006 to present) and Chief Financial Officer (since January 2003) and a Director (from November 1989 to September 1996 and from June 1999 to present) of New Concept Energy, Inc. ("NCE"), a Nevada corporation which has its common stock listed on the AMEX. Mr. Bertcher has been employed by NCE since November 1989. He has been a Certified

Public Accountant since 1973. Mr. Bertcher is also a Director, Vice President and Treasurer (since March 24, 2009) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act."

LOUIS J. CORNA, 61

Executive Vice President—General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (October 2001 to February 2004), Executive Vice President—Tax and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of the Company, ARL, IOT and BCM; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of Prime and PIAMI; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation. "Mr. Corna is also a Director and Vice President (since June 1, 2004) and Secretary (since January 14, 2005) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act."

ALFRED CROZIER, 56

Executive Vice President—Residential Construction (since November 2006) of ARL, TCI and IOT; Managing Director of Development for Woodmont Investment Company GP, LLC of Dallas, Texas from November 2005 to November 2006; President of Sterling Builders, Inc. of Spring, Texas from October 2003 to November 2005; Vice president of Westchase Construction, Ltd of Houston, Texas from August 2001 to September 2003. For more than five years prior thereto, Mr. Crozier was employed by various firms in the construction industry including Trammell Crow Residential (February 1995 through February 2000) and The Finger Companies (August 1991 through February 1995). Mr. Crozier is a licensed architect.

Officers

Although not an executive officer of the Company, Daeho Kim currently serves as Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and relationships with other entities during the last five years or more are set forth below.

DAEHO KIM, 32

Treasurer (since October 29, 2008) of ARL, TCI and IOT. For more than five years prior thereto, Mr. Kim has been employed by Prime in various financial capacities including cash manager and Assistant Director of Capital Markets.

Code of Ethics

TCI has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers, and employees (including those of the contractual Advisor to TCI). In addition, TCI has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, principal accounting officer, and controller. The text of these documents has been posted on TCI's internet website at *http://www.transconrealty-invest.com* and are available in print to any stockholder who requests them.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, the directors, executive officers, and any persons holding more than 10% of TCI's shares of Common Stock are required to report their share ownership and any changes in that ownership to the Securities and Exchange Commission (the "Commission"). Specific due dates for these reports have been established and TCI is required to report any failure to file by these dates. All of these filing requirements were satisfied by TCI's directors, executive officers, and 10% holders during the fiscal year ending December 31, 2008. In making these statements, TCI has relied on the written representations of its incumbent directors and executive officers and its 10% holders and copies of the reports they have filed with the Commission.

The Advisor

Although the Board of Directors is directly responsible for managing the affairs of TCI and for setting the policies which guide it, TCI's day-to-day operations are performed by Prime under the supervision of the Board. The duties of Prime include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities as well as financing and refinancing sources. Prime also serves as a consultant to the Board in connection with the business plan and investment decisions made by the Board.

BCM served as TCI's advisor from March 1989 to June 30, 2003. Effective July 1, 2003, BCM was replaced as contractual advisor to TCI by PAMI under the same terms as BCM's advisory agreement. PIAMI is owned by Realty Advisors, Inc. (80.0%) and Syntek West, Inc. (20.0%), related parties. Syntek West, Inc. is owned by Gene Phillips. Effective August 18, 2003, PAMI changed its name to Prime Income Asset Management, Inc., ("PIAMI"). On October 1, 2003, Prime, which is owned 100% by PIAMI, replaced PIAMI as the advisor to TCI. The duties of Prime include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources. Prime also serves as a consultant in connection with TCI's business plan and investment decisions made by the Board.

Prime is a company of which Messrs. Moos, Bertcher, Corna, and Crozier, serve as executive officers. Prime is 80% owned by Realty Advisors, Inc. which is 100% owned by a trust for benefit of the children of Gene E. Phillips. Mr. Phillips is not an officer or director of Prime, but serves as a representative of the trust, is an officer of SWI, is involved in daily consultation with the officers of Prime and has significant influence over the conduct of Prime's business, including the rendering of advisory services and the making of investment decisions for itself and for TCI.

Under the Advisory Agreement, Prime is required to annually formulate and submit, for Board approval, a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity, and other investments, and Prime is required to report quarterly to the Board on TCI's performance against the business plan. In addition, all transactions require prior Board approval, unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Prime by the Board.

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Prime shall be deemed to be in a fiduciary relationship to the TCI stockholders; contains a broad standard governing Prime's liability for losses incurred by TCI; and contains guidelines for Prime's allocation of investment opportunities as among itself, TCI and other entities it advises.

The Advisory Agreement provides for Prime to be responsible for the day-to-day operations of TCI and to receive an advisory fee comprised of a gross asset fee of .0625% per month (.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves) and an annual net income fee equal to 7.5% of TCI's net income, after certain adjustments.

The Advisory Agreement also provides for Prime to receive an annual incentive sales fee equal to 10.0% of the amount, if any, by which the aggregate sales consideration for all real estate sold by TCI during such fiscal year exceeds the sum of: (1) the cost of each such property as originally recorded in TCI's books for tax purposes (without deduction for depreciation, amortization or reserve for losses), (2) capital improvements made to such assets during the period owned, and (3) all closing costs, (including real estate commissions) incurred in the sale of such real estate; provided, however, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has produced an 8.0% simple annual return on the net investment including capital improvements, calculated over the holding period before depreciation and inclusive of operating income and sales consideration and (b) the aggregate net operating income from all real estate owned for each of the prior and current fiscal years shall be at least 5.0% higher in the current fiscal year than in the prior fiscal year.

Additionally, pursuant to the Advisory Agreement Prime or an affiliate of Prime is to receive an acquisition commission for supervising the acquisition, purchase or long-term lease of real estate equal to the lesser of (1) up to 1.0% of the cost of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers or (2) the compensation customarily charged in arm's-length transactions by others rendering similar property acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the aggregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's appraised value at acquisition. Prime does not receive such a commission on acquisitions from an affiliated or related party.

The Advisory Agreement requires Prime or any affiliate of Prime to pay to TCI, one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by TCI; provided, however, that the compensation retained by Prime or any affiliate of Prime shall not exceed the lesser of (1) 2.0% of the amount of the loan commitment or (2) a loan brokerage and commitment fee which is reasonable and fair under the circumstances.

The Advisory Agreement also provides that Prime or an affiliate of Prime is to receive a mortgage or loan acquisition fee with respect to the acquisition or purchase of any existing mortgage loan by TCI equal to the lesser of (1) 1.0% of the amount of the loan purchased or (2) a brokerage or commitment fee which is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage loan by TCI.

Under the Advisory Agreement, Prime or an affiliate of Prime also is to receive a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of (1) 1.0% of the amount of the loan or the amount refinanced or (2) a brokerage or refinancing fee which is reasonable and fair under the circumstances; provided, however, that no such fee shall be paid on loans from Prime or an affiliate of Prime without the approval of TCI's Board of Directors. No fee shall be paid on loan extensions.

The Advisory Agreement also provides that for all activities in connection with or related to construction for the Company and its subsidiaries, Prime shall receive a fee equal to 6% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties. The phrase "hard costs" means all actual costs of construction paid to contractors, subcontractors and third parties for materials or labor performed as part of the construction but does not include items generally regarded as "soft costs," which are consulting fees, attorneys' fees, architectural fees, permit fees and fees of other professionals.

Under the Advisory Agreement, Prime receives reimbursement of certain expenses incurred by it in the performance of advisory services.

Under the Advisory Agreement, all or a portion of the annual advisory fee must be refunded by the Advisor if the Operating Expenses of TCI (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value and net income of TCI during the fiscal year.

Additionally, if management were to request that Prime render services to TCI other than those required by the Advisory Agreement, Prime or an affiliate of Prime separately would be compensated for such additional services on terms to be agreed upon from time to time. As discussed below, under "Property Management," TCI has hired Triad Realty Services, Ltd. ("Triad"), an affiliate of BCM, to provide property management services for TCI's properties. Also as discussed below, under "Real Estate Brokerage" TCI had engaged, on a non-exclusive basis, Regis Realty, Inc. ("Regis"), a related party, to perform brokerage services for TCI until December 2002. Beginning January 1, 2003, Regis Realty I LLC performs brokerage services for TCI.

The Company and Prime have a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Prime which has a deposit liability to the Company and is responsible for payment of all payables and investment of all excess funds which earn interest at the Wall Street Journal Prime Rate plus 1% per annum, as set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and is automatically renewed each year unless terminated with the Advisory Agreement.

Prime may assign the Advisory Agreement only with the prior consent of TCI.

The managers and principal executive officers of Prime are set forth below.

Mickey N. Phillips:	Manager
Ryan T. Phillips:	Manager
Daniel J. Moos:	President and Chief Operating Officer
Gene S. Bertcher	Executive Vice President and Chief Financial Officer
Louis J. Corna:	Executive Vice President—General Counsel, Executive Vice President—Tax, Secretary
Alfred Crozier:	Executive Vice President—Residential Construction

Mickey N. Phillips is Gene E. Phillips' brother and Ryan T. Phillips is Gene E. Phillips' son. Gene E. Phillips serves as a representative of the trust established for the benefit of his children, which indirectly owns Prime and, in such capacity, has substantial contact with the management of Prime and input with respect to its performance of advisory services to TCI.

Property Management

Affiliates of Prime have provide property management services to TCI. Currently, Triad provides such property management services. Triad subcontracts with other entities for the provision of property-level management services to TCI. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings LLC ("HRSHLLC"). Triad subcontracts the property-level management and leasing of TCI's commercial properties to Regis I, which is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis I also receives real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. Regis Hotel I, LLC, a related party, manages TCI's hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

Real Estate Brokerage

Regis I also provides real estate brokerage services to TCI (on a non-exclusive basis), and is entitled to receive a real estate commission for property purchases and sales in accordance with the following sliding scale of total fees to be paid: (1) maximum fee of 4.5% on the first $2.0 million of any purchase or sale transaction of which no more than 3.5% is to be paid to Regis I or affiliates; (2) maximum fee of 3.5% on transaction amounts between $2.0 million-$5.0 million of which no more than 3.0% is to be paid to Regis I or affiliates; (3) maximum fee of 2.5% on transaction amounts between $5.0 million-$10.0 million of which no more than 2.0% is to be paid to Regis I or affiliates; and (4) maximum fee of 2.0% on transaction amounts in excess of $10.0 million of which no more than 1.5% is to be paid to Regis I or affiliates.

ITEM 11. *EXECUTIVE COMPENSATION*

TCI has no employees, payroll or benefit plans and pays no compensation to its executive officers. The executive officers of TCI, who are also officers or employees of Prime, TCI's advisor, are compensated by Prime. Such executive officers perform a variety of services for Prime and the amount of their compensation is determined solely by Prime. Prime does not allocate the cash compensation of its officers among the various entities for which it serves as advisor. See Item 10. "Directors, Executive Officers and Corporate Governance" for a more detailed discussion of the compensation payable to Prime.

The only remuneration paid by TCI is to the directors who are not officers or directors of Prime or its affiliated companies. The Independent Directors (1) review the business plan of TCI to determine that it is in the best interest of TCI's stockholders, (2) review the advisory contract, (3) supervise the performance of the advisor and review the reasonableness of the compensation paid to the advisor in terms of the nature and quality of services performed, (4) review the reasonableness of the total fees and expenses of TCI and (5) select, when necessary, a qualified independent real estate appraiser to appraise properties acquired.

Each Independent Director receives compensation in the amount of $30,000 per year, plus reimbursement for expenses. The Chairman of the Board receives an additional fee of $3,000 per year. In addition, each Independent Director receives an additional $250 for each Audit Committee meeting attended, plus each Independent Director receives an additional fee of $1,000 per day for any special services rendered by him to TCI outside of his ordinary duties as director, plus reimbursement of expenses. During 2008, $129,750 was paid to the Independent Directors in total directors' fees for all services, including the annual fee for service during the period January 1, 2008 through December 31, 2008, and special service fees as follows: Sharon Hunt, $32,250; Robert A. Jakuszewski, $32,250; Ted R. Munselle, $32,250; and Ted P. Stokely, $33,000.

Director's Stock Option Plan

TCI established a Director's Stock Option Plan ("Director's Plan") for the purpose of attracting and retaining Directors who are not officers or employees of TCI or Prime or BCM. The Director's Plan provides for the grant of options that are exercisable at fair market value of TCI's Common Stock on the date of grant. The Director's Plan was approved by stockholders at their annual meeting on October 10, 2000, following which each then-serving Independent Director was granted options to purchase 5,000 shares of Common Stock of TCI. On January 1 of each year, each Independent Director receives options to purchase 5,000 shares of Common Stock. The options are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or 10 years from the date of grant. The Director's Plan was terminated by the Board of Directors on December 15, 2005. As of March 5, 2009, options covering 25,000 shares of TCI Common Stock were outstanding.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of TCI's Common Stock, both beneficially and of record, both individually and in the aggregate, for those persons or entities known to be beneficial owners of more than 5.0% of the outstanding shares of Common Stock as of the close of business on March 5, 2009.

	Amount and Nature of Beneficial Ownership	Approximate Percent of Class[1]
American Realty Trust, Inc.[2] 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	5,507,710	67.88%
American Realty Investors, Inc. [2][3] 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	6,720,936	82.83%
Basic Capital Management, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	902,507	11.37%
EQK Holdings, Inc.[2] 1800 Valley View Lane Suite 300 Dallas, Texas 75234	4,584,973	56.51%
Transcontinental Realty Acquisition Corporation[3] 1800 Valley View Lane Suite 100 Dallas, Texas 75234	1,213,226	14.95%

(1) Percentage is based upon 8,113,669 shares of Common Stock outstanding at March 5, 2009.

(2) Includes 920,507 shares (11.37%) owned by BCM, a wholly owned subsidiary of EQK Holdings, Inc. ("EQK") which is a wholly-owned subsidiary of ART, which is a wholly-owned subsidiary of ARL.

(3) Transcontinental Realty Acquisition Corporation ("TRAC") is a wholly-owned subsidiary of ARL.

Security Ownership of Management.

The following table sets forth the ownership of TCI's Common Stock, both beneficially and of record, both individually and in the aggregate, for the directors and executive officers of TCI as of the close of business on March 5, 2009.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percent of Class[1]
Gene S. Bertcher	6,720,936[2]	82.83%
Henry A. Butler	6,720,936[2]	82.83%
Louis J. Corna	6,720,936[2]	82.83%
Alfred Crozier	6,720,936[2]	82.83%
Sharon Hunt	6,725,936[2][4]	82.89%
Robert A. Jakuszewski	6,720,936[2]	82.83%
Ted Munselle	6,725,936[2][5]	82.89%
Ted P. Stokely	6,735,936[2][3]	83.02%
Daniel J. Moos	6,720,936[2]	82.83%
All Directors and Executive Officers as a group (9 individuals)	6,745,936[2][3][4][5]	83.14%

(1) Percentage is based upon 8113,669 shares of Common Stock outstanding at March 5, 2009 and as to Messer's. Stokely and Munselle, and Ms. Hunt, shares which may be issued under existing Director Stock Options.

(2) Includes 920,507 by BCM which is a subsidiary of EQK, 3,664,466 shares owned by EQK, 922,737 shares by ART and 1,213,226 shares owned by TRAC. Each of the executive officers of ARL may be deemed to be beneficial owners of such shares by virtue of their positions as executive officers of ARL and its subsidiaries, EQK, ART, and TRAC. The executive officers of ARL disclaim such beneficial ownership.

(3) Includes 15,000 shares which may be acquired by Mr. Stokely pursuant to the Director Stock Option Plan.

(4) Includes 5,000 shares which may be acquired by Ms. Hunt pursuant to the Director Stock Option Plan.

(5) Includes 5,000 shares which may be acquired by Mr. Munselle pursuant to the Director Stock Option Plan.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Certain Business Relationships

In February 1989, the Board of Directors voted to retain BCM as TCI's advisor. See Item 10. "Directors and Executive Officers of The Registrant". Effective July 1, 2004, Prime replaced BCM as the contractual advisor to TCI. Prime is indirectly owned by a trust for the children of Gene E. Phillips. Mr. Phillips is not an officer or director of Prime, but serves as a representative of the trust, is involved in daily consultation with the officers of Prime and has significant influence over the conduct of Prime's business, including the rendering of advisory services and the making of investment decisions for itself and for TCI.

Affiliates of Prime provide property management services to TCI. Currently, Triad provides such property management services. Triad subcontracts the property-level management and leasing of TCI's commercial properties to Regis I and three of its hotels to Regis Hotel I, LLC.

Regis I also provides real estate brokerage services for TCI, on a non-exclusive basis, and receives brokerage commissions in accordance with the brokerage agreement.

One of TCI's Directors (Robert Jakuszewski) also serves as a director of IOT; he owes fiduciary duties to IOT as well as to TCI under applicable law. At December 31, 2008, TCI owned approximately 24.9% of the outstanding common shares of IOT. Prime also serves as advisor to ARL. All of TCI's directors also serve as Directors of ARL. Messrs. Moos, Bertcher, Corna and Crozier serve as executive officers of ARL and IOT.

Related Party Transactions

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of our company.

Operating Relationships

TCI received rents of $2.7 million in 2008, $2.2 million in 2007, and $846,000 in 2006 from Prime and its affiliates for rents of TCI owned properties, including One Hickory, Two Hickory, Addison Hanger, Browning Place, Fenton Place, 1010 Commons, 600 Las Colinas, Amoco, Parkway North, Stanford Corp, Thermalloy, and Senlac.

Restrictions on Related Party Transactions

Article Fourteen of TCI's Articles of Incorporation provides that TCI shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of TCI, (2) any director, officer or employee of the advisor, (3) the advisor or (4) any affiliate or associate (as such terms are defined in Rule12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by the Board of Directors or the appropriate committee thereof and (b) the Board of Directors or committee thereof determines that such contract or transaction is fair to TCI and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of TCI entitled to vote thereon. Article Fourteen defines an "Independent Director" as one who is neither an officer or employee of TCI nor a director, officer or employee of TCI's advisor.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The following table sets for the aggregate fees for professional services rendered to or for TCI by Farmer, Fuqua and Huff, L.P. and BDO Seidman, LLP for 2008 and 2007:

	2008		2007	
Type of Fee	Farmer, Fuqua & Huff, L.P.	BDO Seidman, LLP	Farmer, Fuqua & Huff, L.P.	BDO Seidman, LLP
Audit Fees	$402,492	$ —	$304,242	$ —
Audit Related Fees	—	—	1,755	—
Tax Fees	55,775	8,000	52,950	11,000
All Other Fees	—	—	—	937
Total	$458,267	$8,000	$358,947	$11,937

The audit fees for 2008 and 2007, respectively, were for professional services rendered for the audits and reviews of the consolidated financial statements of TCI. Tax fees for 2008 and 2007, respectively, were for services related to federal and state tax compliance and advice.

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees. These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees. These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate TCI's independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All fees for 2008 and 2007 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

Under the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor. The purpose of the provisions of the SOX Act and the SEC rules for the Audit Committee role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation and oversight of the auditors should be with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SOX Act, the SEC issued rules specifying the types of services that an independent may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers Pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and will approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

1. *Financial Statements*

   Reports of Independent Registered Public Accounting Firms

   Consolidated Balance Sheets—December 31, 2008 and 2007

   Consolidated Statements of Operations—Years Ended December 31, 2008, 2007, and 2006

   Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2008, 2007, and 2006

   Consolidated Statements of Cash Flows—Years Ended December 31, 2008, 2007, and 2006

   Notes to Financial Statements

2. *Financial Statement Schedules*

   Schedule III—Real Estate and Accumulated Depreciation

   Schedule IV—Mortgage Loan Receivables on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the Consolidated Financial Statements or the Notes thereto.

3. *Incorporated Financial Statements*

   Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. (incorporated by reference to Item 8 of Income Opportunity Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008.

   Consolidated Financial Statements of American Realty Investors, Inc. (incorporated by reference to Item 8 of American Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008).

(b) *Exhibits*

The following documents are filed as Exhibits to this Report:

Exhibit Number	Description
3.0	Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to Exhibit No. 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.1	Certificate of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 3, 1996).
3.2	Certificate of Amendment of Articles of Incorporation of Transcontinental Realty Investors, Inc., dated October 10, 2000 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., setting forth the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, dated October 20, 1998 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
3.4	Certificate of Designation of Transcontinental Realty Investors, Inc., setting forth the Voting Powers, Designations, Preferences, Limitations, Restriction and Relative Rights of Series B Cumulative Convertible Preferred Stock, dated October 23, 2000 (incorporation by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.5	Certificate of Designation of Transcontinental Realty Investors, Inc., Setting for the Voting Powers, Designating, Preferences, Limitations, Restrictions and Relative Rights of Series C Cumulative Convertible Preferred Stock, dated September 28, 2001 (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3.6	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc. Decreasing the Number of Authorized Shares of and Eliminating Series B Preferred Stock dated December 14, 2001 (incorporated by reference to Exhibit 3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
3.7	By-Laws of Transcontinental Realty Investors, Inc. (incorporated by reference to Exhibit No. 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.8	Certificate of designation of Transcontinental Realty Investors, Inc. setting forth the Voting Powers, Designations, Preferences Limitations, Restrictions and Relative rights of Series D Cumulative Preferred Stock filed August 14, 2006 with the Secretary of State of Nevada (incorporated by reference to Registrants current report on Form 8-K for event dated November 21, 2006 at Exhibit 3.8 thereof.
10.0	Advisory Agreement dated as of October 1, 2003, between Transcontinental Realty Investors, Inc. and Prime Income Asset Management LLC (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K for event occurring October 1, 2003).
10.1	Inc. Leman Development Ltd. and Kaufman Land Partners, Ltd. (incorporated by reference to Registrant's current report in Form 8-K dated November 21, 2006 at Exhibit 10.1 thereof.
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
21.0*	Subsidiaries of the Registrant.
31.1*	Certification Pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934 as amended of Principal Executive Officer.
31.2*	Certification Pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934 as amended of Principal Financial and Accounting Officer.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCONTINENTAL REALTY INVESTORS, INC.

Dated: March 31, 2009

By: /s/ GENE S BERTCHER

Gene S. Bertcher
Executive Vice President, Chief Accounting Officer and Principal Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ TED P. STOKELY **Ted P. Stokely**	Chairman of the Board and Director	March 31, 2009
/s/ HENRY A. BUTLER **Henry A. Butler**	Director	March 31, 2009
/s/ SHARON HUNT **Sharon Hunt**	Director	March 31, 2009
/s/ ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 31, 2009
/s/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 31, 2009
/s/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Operating Officer (Principal Executive Officer)	March 31, 2009
/s/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Chief Accounting Officer (Principal Financial Officer)	March 31, 2009

ANNUAL REPORT ON FORM 10-K

EXHIBIT INDEX

For the Year Ended December 31, 2008

Exhibit Number	Description
3.0	Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to Exhibit No. 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.1	Certificate of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 3, 1996).
3.2	Certificate of Amendment of Articles of Incorporation of Transcontinental Realty Investors, Inc., dated October 10, 2000 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., setting forth the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, dated October 20, 1998 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
3.4	Certificate of Designation of Transcontinental Realty Investors, Inc., setting forth the Voting Powers, Designations, Preferences, Limitations, Restriction and Relative Rights of Series B Cumulative Convertible Preferred Stock, dated October 23, 2000 (incorporation by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.5	Certificate of Designation of Transcontinental Realty Investors, Inc., Setting for the Voting Powers, Designating, Preferences, Limitations, Restrictions and Relative Rights of Series C Cumulative Convertible Preferred Stock, dated September 28, 2001 (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3.6	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc. Decreasing the Number of Authorized Shares of and Eliminating Series B Preferred Stock dated December 14, 2001 (incorporated by reference to Exhibit 3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
3.7	By-Laws of Transcontinental Realty Investors, Inc. (incorporated by reference to Exhibit No. 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.8	Certificate of designation of Transcontinental Realty Investors, Inc. setting forth the Voting Powers, Designations, Preferences Limitations, Restrictions and Relative rights of Series D Cumulative Preferred Stock filed August 14, 2006 with the Secretary of State of Nevada (incorporated by reference to Registrants current report on Form 8-K for event dated November 21, 2006 at Exhibit 3.8 thereof.
10.0	Advisory Agreement dated as of October 1, 2003, between Transcontinental Realty Investors, Inc. and Prime Income Asset Management LLC (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K for event occurring October 1, 2003).
10.1	Inc. Leman Development Ltd. and Kaufman Land Partners, Ltd. (incorporated by reference to Registrant's current report in Form 8-K dated November 21, 2006 at Exhibit 10.1 thereof.
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
21.0*	Subsidiaries of the Registrant.
31.1*	Certification Pursuant to Rule 13a-14(a) and 15d-14 under the Securities Exchange Act of 1934, as amended of Principal Executive Officer.
31.2*	Certification Pursuant to Rule 13a-14(a) and 15d-14 under the Securities Exchange Act of 1934, as amended of Principal Financial and Accounting Officer
32.1*	Certification pursuant to 18 U.S.C. Section 1350.

* Filed herewith.

Exhibit 21.0

TRANSCONTINENTAL REALTY INVESTORS, INC.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of and partnership interests of Transcontinental Realty Investors, Inc., the percentage of ownership and the state or other jurisdiction of organization or incorporation (indention indicates immediate parent entity):

Corporations

Name of Entity	Ownership	Jurisdiction
ART One Hickory Corporation	100.00%	Nevada
ART Two Hickory Corporation	100.00%	Nevada
Bridgeknight Holdings B.V.	100.00%	Br. Virgin Islands
Centura-Ewing, Inc.	100.00%	Nevada
Century Realty, Inc.	100.00%	Texas
Continental Common Lease, Inc.	100.00%	Louisiana
Continental Mortgage and Equity Investors, Inc.	100.00%	Nevada
Continental Baronne, Inc.	100.00%	Nevada
Continental Common, Inc.	100.00%	Nevada
Continental Indcon Corporation	100.00%	Nevada
Continental Poydras Corp.	100.00%	Nevada
Continental Signature, Inc.	100.00%	Nevada
Continental Somerset Corporation	100.00%	Nevada
Continental WOW, Inc.	100.00%	Nevada
Encon Warehouse, Inc.	100.00%	Nevada
EQK Bridgeview Plaza, Inc.	100.00%	Nevada
EQK Cullman, Inc.	100.00%	Nevada
Garden Centura, Inc.	100.00%	Nevada
Hartford Building Corporation	100.00%	Texas
Income Opportunity Realty Investors, Inc. *	28.44%	Nevada
Mandahl Bay Holdings, Inc.	100.00%	US Virgin Islands
Mercer Crossing Commercial Association, Inc.	100.00%	Texas
Midland Odessa Properties, Inc. **	48.80%	California
South Cochran Corporation	100.00%	Nevada
South Toler, Inc.	100.00%	Texas
T Belmont, Inc.	100.00%	Nevada
T Blue Lake II, Inc.	100.00%	Nevada
T Blue Lakes, Inc.	100.00%	Nevada
T Breakwater, Inc.	100.00%	Nevada
T Capitol Hill II, Inc.	100.00%	Nevada
T Capitol Hill, Inc.	100.00%	Nevada
T Castle Glen, Inc.	100.00%	Nevada
T City Park, Inc.	100.00%	Nevada
T Clarksville, Inc.	100.00%	Nevada
T Copperridge, Inc.	100.00%	Nevada
T Dakota Arms, Inc.	100.00%	Nevada
T Desoto Ridge, Inc.	100.00%	Nevada
T Desoto, Inc.	100.00%	Nevada
T Dorado Ranch, Inc.	100.00%	Nevada
T Echo Valley, Inc.	100.00%	Nevada
T Galleria Town Center, Inc.	100.00%	Nevada
T Galleria West Hotel, Inc.	100.00%	Nevada

Name of Entity	Ownership	Jurisdiction
T Galleria West Lofts, Inc.	100.00%	Nevada
T Grand Prairie, Inc.	100.00%	Nevada
T Hackberry, Inc.	100.00%	Nevada
T Heather Creek, Inc.	100.00%	Nevada
T Keller Springs, Inc.	100.00%	Nevada
T Kingsland Ranch, Inc.	100.00%	Nevada
T Kinsey Bridges, Inc.	100.00%	Nevada
T Lago Vista West, Inc.	100.00%	Nevada
T Laguna, Inc.	100.00%	Nevada
T Lakeforest, Inc.	100.00%	Nevada
T LC Station, Inc.	100.00%	Nevada
T LC Village, Inc.	100.00%	Nevada
T Legend, Inc.	100.00%	Nevada
T Longfellow, Inc.	100.00%	Nevada
T Majestic, Inc.	100.00%	Nevada
T Mansions, Inc.	100.00%	Nevada
T Mason Park, Inc.	100.00%	Nevada
T Maumelle, Inc.	100.00%	Nevada
T Metro Center, Inc.	100.00%	Nevada
T Nashville, Inc.	100.00%	Nevada
T Park Central, Inc.	100.00%	Nevada
T Pecan Creek, Inc.	100.00%	Nevada
T Pecan Pointe, Inc.	100.00%	Nevada
T Pinnacle, Inc.	100.00%	Nevada
T Plum Creek, Inc.	100.00%	Nevada
T Polo Estates, Inc.	100.00%	Nevada
T Rogers, Inc.	100.00%	Nevada
T Sendero Ridge, Inc.	100.00%	Nevada
T Sorrento, Inc.	100.00%	Nevada
T Southwood 1295, Inc.	100.00%	Nevada
T Southwood 1394, Inc.	100.00%	Nevada
T Spanish Trail, Inc.	100.00%	Nevada
T Spyglass, Inc.	100.00%	Nevada
T Stonemason, Inc.	100.00%	Nevada
T Summer Breeze, Inc.	100.00%	Nevada
T Surf, Inc.	100.00%	Nevada
T Temple Villas, Inc.	100.00%	Nevada
T Travis, Inc.	100.00%	Nevada
T Vance Jackson, Inc.	100.00%	Nevada
T Verona Villas, Inc.	100.00%	Nevada
T Windsong, Inc.	100.00%	Nevada
Tacco Universal Corporation	100.00%	Nevada
TCascades, Inc.	100.00%	Nevada
TCI 1013 Common, Inc.	100.00%	Nevada
TCI 109 Beltline, Inc.	100.00%	Nevada
TCI 151 Acres, Inc.	100.00%	Nevada
TCI 319 Acres, Inc.	100.00%	Nevada
TCI 600 Las Colinas, Inc.	100.00%	Nevada
TCI 9033 Wilshire Boulevard	100.00%	Nevada
TCI 989 Market Street, Inc.	100.00%	Nevada
TCI Anderson Estates, Inc.	100.00%	Nevada
TCI Asia Limted	100.00%	Br. Virgin Islands
TCI Audubon Terrace, Inc.	100.00%	Nevada

Name of Entity	Ownership	Jurisdiction
TCI Autumn Chase, Inc.	100.00%	Nevada
TCI Baywalk Corp.	100.00%	Nevada
TCI Bentonville, Inc.	100.00%	Nevada
TCI Bluffs at Vista Ridge, Inc.	100.00%	Nevada
TCI Bolivar Homes, Inc.	100.00%	Nevada
TCI Breezy Acres, Inc.	100.00%	Nevada
TCI Broadway Estates, Inc.	100.00%	Nevada
TCI Centura, Inc.	100.00%	Nevada
TCI Circle C, Inc.	100.00%	Nevada
TCI Cocke Estates, Inc.	100.00%	Nevada
TCI Courtyard, Inc.	100.00%	Nevada
TCI Dedeaux Road, Inc.	100.00%	Nevada
TCI Delta Development, Inc.	100.00%	Nevada
TCI Denham Springs, Inc.	100.00%	Nevada
TCI DLJ II, Inc.	100.00%	Nevada
TCI DLJ III, Inc.	100.00%	Nevada
TCI European Investment, Inc.	100.00%	Nevada
TCI Falcon Point, Inc.	100.00%	Nevada
TCI Forum, Inc.	100.00%	Nevada
TCI Gautier, Inc.	100.00%	Nevada
TCI Harpers Ferry, Inc.	100.00%	Nevada
TCI Heritage Building, Inc.	100.00%	Nevada
TCI Hunters Glen, Inc.	100.00%	Nevada
TCI Island Bay Corp.	100.00%	Nevada
TCI Keller Hicks, Inc.	100.00%	Nevada
TCI Lafayette Land, Inc.	100.00%	Nevada
TCI LeFlore Estates, Inc.	100.00%	Nevada
TCI Lexington Corp.	100.00%	Nevada
TCI Limestone Vista Ridge, Inc.	100.00%	Nevada
TCI Lincoln Estates, Inc.	100.00%	Nevada
TCI Marina Landing Corp.	100.00%	Nevada
TCI McKinney 34, Inc.	100.00%	Nevada
TCI McKinney Ranch, Inc.	100.00%	Nevada
TCI Mercer Crossing, Inc.	100.00%	Nevada
TCI Montfort Plaza, Inc.	100.00%	Nevada
TCI Monticello Estates, Inc.	100.00%	Nevada
TCI Mountain Plaza, Inc.	100.00%	Nevada
TCI MS Investment, Inc.	100.00%	Mississippi
TCI NO Properties, Inc.	100.00%	Nevada
TCI Ocean Estates, Inc.	100.00%	Nevada
TCI Paramount Terrace, Inc.	100.00%	Nevada
TCI Park West I, Inc.	100.00%	Nevada
TCI Park West II, Inc.	100.00%	Nevada
TCI Park West Land, Inc.	100.00%	Nevada
TCI Parkway Place, Inc.	100.00%	Nevada
TCI Riverwalk I, Inc.	100.00%	Nevada
TCI Riverwalk II, Inc.	100.00%	Nevada
TCI Stone Villas, Inc.	100.00%	Nevada
TCI Sugar Mill, Inc.	100.00%	Nevada
TCI Sunflower Estates, Inc.	100.00%	Nevada
TCI Tivoli, Inc.	99.00%	Nevada
TCI Valley Ranch 20, Inc.	100.00%	Nevada
TCI West End, Inc.	100.00%	Nevada

Name of Entity	Ownership	Jurisdiction
TCI Westwood Square, Inc.	100.00%	Nevada
TCI Woodsong, Inc.	100.00%	Nevada
TCI Yazoo Estates, Inc.	100.00%	Nevada
TFalcon, Inc.	100.00%	Nevada
Top Capital Partners, Inc.	100.00%	Nevada
Transcontinental 4400, Inc.	100.00%	Nevada
Transcontinental Cary, Inc.	100.00%	Nevada
Transcontinental Coventry Pointe, Inc.	100.00%	Nevada
Transcontinental Eldorado, Inc.	100.00%	Nevada
Transcontinental Gautier Land, Inc.	100.00%	Nevada
Transcontinental Lamar, Inc.	100.00%	Nevada
Transcontinental Texstar, Inc.	100.00%	Nevada
Transcontinental Treehouse Corporation	100.00%	Nevada
Transcontinental Westgrove, Inc.	100.00%	Nevada
Verandas at Cityview Corp.	100.00%	Nevada
Warren Road Farm, Inc.	100.00%	Nevada
LLC Interests (including direct and indirect ownership through subsidiaries)		
CCH Member, LLC	100.00%	Mississippi
Capital Center Holdings, LLC	50.00%	Mississippi
David L. Jordan Apartments, Phase III, LLC	0.01%	Mississippi
GP Bluffs Vista Ridge, LLC	100.00%	Nevada
JMJ Circle C East, LLC	100.00%	Texas
JMJ Circle C West, LLC	100.00%	Texas
JMJ Circle C, LLC	100.00%	Texas
LeFlore Estates, LLC	0.01%	Mississippi
Soledad Investments, LLC	100.00%	Nevada
Soledad Investors, LLC	50.00%	Nevada
T Midland, LLC	100.00%	Nevada
T Toulon, LLC	100.00%	Nevada
T Townhome Investments, LLC	100.00%	Nevada
T Polo Estates, Inc.	100.00%	Nevada
T Park Central, Inc.	100.00%	Nevada
T Whitman, LLC	100.00%	Nevada
TCI Adriatic, LLC	100.00%	Nevada
TCI Alpenloan, LLC	100.00%	Nevada
TCI Amoco Property, LLC	100.00%	Delaware
TCI Arbor Pointe, LLC	100.00%	Texas
TCI Bridgewood, LLC	100.00%	Nevada
TCI Centura Holdings, LLC	100.00%	Nevada
TCI Fountains at Waterford, LLC	100.00%	Texas
TCI Hines Acres, LLC	100.00%	Nevada
TCI Ladue, LLC	100.00%	Nevada
TCI Luna Ventures, LLC	100.00%	Nevada
TCI Meridian Acres, LLC	100.00%	Nevada
TCI Pantaze, LLC	100.00%	Nevada
TCI Payne North Land, LLC	100.00%	Nevada
TCI Ridgepoint, LLC	100.00%	Nevada
TCI Sunchase Apartments, LLC	100.00%	Texas
TCI Texas Properties, LLC	100.00%	Nevada
TCI Thornwood Apartments, LLC	100.00%	Texas
TCI VR, LLC	100.00%	Nevada
Thornwood Land and Cattle, LLC	100.00%	Nevada

Name of Entity	Ownership	Jurisdiction
Three Hickory Center, LLC	100.00%	Nevada
Travis Ranch, LLC	100.00%	Nevada
Partnerships (including direct and indirect ownership through subsidiaries)		
288 City Park Apartments, LTD	99.00%	Texas
30 Castleglen Estates Apartments, LP	99.00%	Texas
35 Timberland Apts., LTD.	99.00%	Texas
Adams Properties Associates	0.01%	Georgia
Anderson Estates, LP	0.01%	Mississippi
Blue Lake Properties II, LTD	99.00%	Texas
Blue Lake Properties, LTD	99.00%	Texas
Bluffs at Vista Ridge, LTD	100.00%	Texas
Breakwater Bay, LTD	99.00%	Texas
BW Apartments, LP	49.00%	Texas
Capitol Hill Limited Partnership	99.00%	Arkansas
Cary Associates Limited Partnership	98.00%	North Carolina
Cascades Apartments, LTD	99.00%	Texas
Dakota Arms, LTD	99.00%	Texas
David L. Jordan Apartments Phase II, L.P.	0.01%	Mississippi
DeSoto Apartments, LTD	99.00%	Texas
DeSoto Ridge Apartments, LTD	24.00%	Texas
Echo Valley Properties, LTD	99.00%	Texas
El Chaparral National Associates, LP	99.00%	Texas
El Paso Legends, LTD	99.00%	Texas
Falcon Lakes, LTD	99.00%	Texas
FW Verandas at City View, LTD	99.00%	Texas
Garden Centura, LP	5.00%	Texas
Garden Foxwood, LP	100.00%	Delaware
Heather Creek Apartments Mesquite, LTD	99.00%	Texas
Indcon, LP	1.00%	Georgia
Kinsey Bridges, LTD	99.00%	Texas
KLP Clay Desta Apartments, LP	99.00%	Texas
KLP Dorado Ranch Apartments, LP	99.00%	Texas
KLP Sugar Mill Apartments, LP	24.00%	Texas
KLP Toulon Apartments, LP	24.00%	Mississippi
Laguna at Mira Lago, LTD	24.00%	Texas
Lake Forest AM, LTD	99.00%	Texas
Lakeview at Pecan Creek Apartments, LTD	24.00%	Texas
Limestone Vista Ridge Apartments, LTD	100.00%	Texas
Longfellow Arms Apartments, LTD	24.00%	Texas
Loyal Windsong of Fort Worth, LTD	99.00%	Texas
Mansions of Mansfield Apartments, LTD	99.00%	Texas
Marina Landing, LP	49.00%	Texas
Mason Kingsland Apartments, LP	99.00%	Texas
Mason Park, LTD	99.00%	Texas
Metra Arbor Pointe, LP	14.64%	Delaware
Metra Brighton Court, LP	14.64%	Delaware
Metra Cross Pool 1, LP	14.64%	Delaware
Metra Cross Pool 2, LP	14.64%	Delaware
Metra Delmar Valley, LP	14.64%	Delaware
Metra Enclave, LP	14.64%	Delaware
Metra Fairway View, LP	14.64%	Delaware
Metra Fountain Lake, LP	14.64%	Delaware

Name of Entity	Ownership	Jurisdiction
Metra Harper's Ferry, LP	14.64%	Delaware
Metra Meridian, LP	14.64%	Delaware
Metra Quail Oaks, LP	14.64%	Delaware
Metra Sunchase, LP	14.64%	Delaware
Metra Westwood, LP	14.64%	Delaware
Metra Willow Creek, LP	14.64%	Delaware
Metra Wood Hollow, LP	14.64%	Delaware
Monticello Estates, LP	0.01%	Arkansas
Mountain Home Associates, LP	9.98%	New York
Nakash Income Associates	60.00%	Georgia
Northside on Travis, LTD	24.00%	Texas
Pacific Galveston Properties, LP	49.00%	Texas
Parc at Clarksville, LP	24.00%	Tennessee
Parc at Denham Springs, LP	24.00%	Louisiana
Parc at Grand Prairie, LP	99.00%	Texas
Parc at Maumelle, LP	99.00%	Arkansas
Parc at Metro Center II, LP	24.00%	Tennessee
Parc at Metro Center, LP	99.00%	Tennessee
Parc at Rogers, LP	99.00%	Arkansas
Pecan Pointe, LTD	24.00%	Texas
Plum Creek Apartments, LTD	24.00%	Texas
Riverwalk Apartments, LP	0.01%	Mississippi
SA Spanish Trail, LTD	99.00%	Texas
Sendero Ridge, LTD	100.00%	Texas
Signature Athletic Limited Partnership	100.00%	Texas
Spyglass of Mansfield, LTD	99.00%	Texas
TCI Eton Square, LP	90.00%	Texas
TCI Woodmont Group III, LP	75.00%	Texas
TCI Woodmont Group IV, LP	75.00%	Texas
TCI Woodmont Group V, LP	75.00%	Texas
TCI Woodmont Group VII, LP	75.00%	Texas
Tivoli Midway, LTD	99.00%	Texas
Verona Villa Apartments, LTD	24.00%	Texas
Vistas of Pinnacle Park, LTD	99.00%	Texas
Vistas of Vance Jackson, LTD	99.00%	Texas
Westgrove Air Plaza, LTD	100.00%	Texas
Wildflower Villas, LTD	99.00%	Texas
Woodmont TCI Group IX, LP	75.00%	Texas
Woodmont TCI Group VIII, LP	75.00%	Texas
Woodmont TCI Group X, LP	75.00%	Texas
Woodmont TCI Group XI, LP	75.00%	Texas
Woodmont TCI Group XII, LP	75.00%	Texas
Woodmont TCI Group XIII, LP	75.00%	Texas
Woodmont TCI Group XIV, LP	75.00%	Texas

* A list of all subsidiaries of Income Opportunity Realty Investors (IOT) is filed as exhibit 21.1 to IOT's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which was filed with the Commission on March 31, 2009 and is incorporated by reference herein.

** Transcontinental Realty Investors, Inc. owns 48.8%, American Realty Investors, Inc. owns 31.3% and Income Opportunity Realty Investors, Inc. owns 19.9%.

Exhibit 31.1

CERTIFICATION

I, Daniel J. Moos, certify that:

1. I have reviewed this annual report of TCI;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on the most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31,2009

/s/ DANIEL J. MOOS

Daniel J. Moss
President, Chief Operating Officer and
Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Gene S. Bertcher, certify that:

1. I have reviewed this annual report of TCI;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2009

By: /s/ GENE S BERTCHER

Gene S. Bertcher
Executive Vice President, Chief Accounting Officer and Principal Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Transcontinental Realty Investors, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2008 as filed with the Securities Exchange Commission on the date hereof (the "Report"), the undersigned Daniel J. Moos, President and Chief Operating Officer (Principal Executive Officer) and Gene S. Bertcher, Executive Vice President and Interim Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 31, 2009

/s/ DANIEL J. MOOS

Daniel J. Moos
President, Chief Operating Officer and
Principal Executive Officer

Dated: March 31, 2009

/s/ GENE S. BERTCHER

Gene S. Bertcher
Executive Vice President, Chief Accounting Officer and
Principal Financial Officer

Shareholder Information TCI

Headquarters

Transcontinental Realty Investors, Inc
1800 Valley View Lane
Suite 300
Dallas, Texas 75234

Shareholder account maintenance

Registered shareholder accounts, dividend payment and reinvestment and issuance of stock certificates are administered by the transfer agent and registrar, American Stock Transfer & Trust Company. Forms for most transactions and for address changes are available online at www.amstock.com under the Shareholder Services section.

American Stock Transfer & Trust Co.
6201 15th Ave.,
Brooklyn, NY 11219
(800) 937-5449, (718) 921-8200
E-mail: info@amstock.com
Web site: www.amstock.com

Advisor and affiliates

Transcontinental Realty Investors, Inc. ("TCI") is advised by Prime Income Asset Management, LLC ("Prime"). Prime provides executive and administrative services to the Company, as well as property management and financial services. At December 31, 2008, American Realty Investors, Inc. (NYSE:ARL) held approximately 83% of TCI's outstanding common shares.

Investor relations

(800) 400-6407, (469) 522-4200
investor.relations@primeasset.com

Independent registered public accountants

Farmer, Fuqua & Huff, P.C.
555 Republic Drive, Suite 490
Plano, TX 75074

Executive certifications

The Company has included, as Exhibit 31 to its Annual Report on Form 10-K filed with the Securities Exchange Commission, certificates of the principal executive officer, principal financial officer and principal accounting officer of the Corporation regarding the quality of the Corporation's public disclosure. The Company has also submitted to the New York Stock Exchange, Inc. ("NYSE") a certificate of principal executive officer certifying that he is not aware of any violation by the Corporation of the NYSE Corporate Governance Listing Standards.

Stock exchange

New York Stock Exchange
Ticker Symbol: TCI

Corporate Governance

The Charters of our Audit Committee, Compensation Committee and Governance and Nominating Committee and the Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and Director Independence Standards are all available on our website under separate headings. The internet website address is www.transconrealty-invest.com. Also available free of charge to our website are our Annual Reports of Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission.